

NOTICE OF THE ANNUAL MEETING AND 2018 PROXY STATEMENT

POWERING A CLEANER
AND BRIGHTER FUTURE
FOR OUR CUSTOMERS
AND COMMUNITIES

Exelon's Purpose:
Powering a cleaner and brighter future for our customers and communities



We are collaborating with national labs, leading universities, start-ups, venture funds and corporations in the development of new technologies to transform the way we produce and use energy. **We will continue to advocate for the economic and environmental health of our communities.**

Photo Credit: National Labs



Exelon, our family of companies, the Exelon Foundation and our employees set an Exelon record in corporate philanthropy and volunteerism, committing **more than $52 million to nonprofits and volunteering 210,000 hours.**



In 2017, we were named to the Dow Jones Sustainability Index **for the 12th consecutive year.**



Notice of the Annual Meeting of Shareholders and 2018 Proxy Statement

March 21, 2018

Logistics



When
Tuesday, May 1, 2018,
at 9:00 a.m. Eastern Time



Where
Offices of Pepco Holdings LLC
located at 701 Ninth Street, NW,
Washington, D.C.



Who Can Vote
Holders of Exelon common stock
as of 5:00 p.m. Eastern Time
on March 2, 2018 are entitled
to receive notice of the annual
meeting and vote at the meeting

Items of Business

		Board Recommendation	Page
1	Elect 12 Director nominees named in the proxy statement	✅ **FOR** each Director nominee	▶ 12
2	Ratify appointment of PricewaterhouseCoopers LLP as Exelon's independent auditor for 2018	✅ **FOR**	▶ 41
3	Say on pay: advisory vote on the compensation of named executive officers	✅ **FOR**	▶ 44

Shareholders will also conduct any other business properly presented before the meeting.

The Board of Directors knows of no other matters to be presented for action at the annual meeting. If any matter is presented from the floor of the annual meeting, the individuals serving as proxies will vote such matters in the best interest of all shareholders. Your signed proxy card gives this authority to Thomas S. O'Neill and Carter C. Culver.

Advance Voting (before 11:59 p.m. Eastern Time on April 30, 2018)



Use the internet at
www.proxyvote.com
24 hours a day



Call toll-free
1-800-690-6903



Mark, date, sign and mail your
proxy card in the postage-paid
envelope provided

Date of Mailing: On or about March 21, 2018, these proxy materials and our annual report are being mailed or made available to shareholders.

Shareholders of Record: As of March 2, 2018, there were 964,986,919 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

Thomas S. O'Neill
Senior Vice President,
General Counsel and Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 1, 2018

The Notice of 2018 Annual Meeting, Proxy Statement, and 2017 Annual Report and the means to vote by Internet are available at www.proxyvote.com.

Table of Contents

Cautionary Statements Regarding Forward-Looking Information

This proxy statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by Exelon Corporation include those factors discussed herein, as well as the items discussed in (1) Exelon's 2017 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 24 and (2) other factors discussed in filings with the SEC by Exelon. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this proxy statement. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this proxy statement.

Proxy Statement Summary

This summary highlights selected information about the items to be voted on at the annual meeting of shareholders. This summary does not contain all of the information that you should consider in deciding how to vote. Please read the entire proxy statement before voting.

Exelon is America's Leading Energy Provider

We are a FORTUNE 100 company that works in key facets of the power business: power generation, competitive energy sales, transmission and delivery. As the nation's leading competitive power provider, Exelon does business in 48 states, D.C., and Canada and had 2017 revenues of $33.5 billion. We employ approximately 34,000 people nationwide.

The Exelon Family of Companies

  

Generation

Exelon is the largest competitive U.S. power generator, with more than 35,500 megawatts of nuclear, gas, wind, solar and hydroelectric generating capacity comprising one of the nation's cleanest and lowest-cost power generation fleets.

Energy Sales & Service

The Company's Constellation business unit provides energy products and services to approximately 2 million residential, public sector and business customers, including more than two-thirds of the Fortune 100.

Transmission & Delivery

Exelon's six utilities deliver electricity and natural gas to approximately 10 million customers in Delaware, the District of Columbia, Illinois, Maryland, New Jersey and Pennsylvania through its Delmarva Power, Pepco, ComEd, BGE, Atlantic City Electric and PECO subsidiaries.

Learn more at www.exeloncorp.com

Our Strategy

As the energy industry undergoes rapid changes, Exelon is executing a strategy to grow and diversify the Company. We're making targeted investments in our core markets and promising technologies with the potential to reshape the energy landscape.

The Exelon Strategic Plan

    

Grow our Regulated Utilities Business to benefit customers and provide earnings stability to our investors.

Focus on Cash Flow to support utility growth while reducing debt.

Optimize Exelon Generation value by seeking fair compensation for the zero-carbon attributes of our fleet, closing uneconomic plants, monetizing assets and maximizing the value of our fleet through our generation to load matching strategy.

Retain a Strong Balance Sheet with all businesses meeting investment grade metrics through the 2021 planning horizon.

Return Cash to Shareholders and meet Capital Allocation Priorities with 5% dividend growth annually through 2020[1] while prioritizing organic utility growth, debt reduction and modest contracted generation investments.

[1]   Quarterly dividends are subject to declaration by the Board of Directors.

Learn more at http://www.exeloncorp.com/company/business-strategy

2017 Performance Highlights

"2017 was a great year for Exelon as our utilities delivered excellent performance in reliability and customer service, and our nuclear generation fleet produced the most power on record, all thanks to the great work of our people, who also set Company records for volunteerism and charitable giving."

Christopher Crane, CEO

Strong Financial and Operational Performance

- Achieved 2017 GAAP earnings per share (EPS) of $3.97 and adjusted (non-GAAP) operating EPS of $2.60 (see Appendix at A-1 for reconciliation)
  - Results would have been $2.73 absent the deferral of 9 cents in Illinois zero emissions credits (ZEC) revenues given the Illinois Power Agency's decision to delay the ZEC procurement by one month into 2018, and a 4 cent impairment due to an unexpected Federal Energy Regulatory Commission (FERC) decision regarding utility transmission formula rate mechanisms
- Deployed targeted level of capital of $5.3 billion into our utilities to improve reliability, replace aging infrastructure, and enhance customer experience
- Announced commitment to lower costs by $250 million on an annual run-rate basis by 2020
- Increased the annual dividend growth rate to 5% from 2.5% for 2018 through 2020, effective in the first quarter of 2018
- Utilities performed largely at first quartile levels with especially strong results across key metrics:
  - Baltimore Gas and Electric Company (BGE), Commonwealth Edison Company (ComEd) and PECO Energy Company (PECO) achieved first decile performance in the System Average Interruption Frequency Index (SAIFI)
  - BGE and ComEd achieved first decile performance in the Customer Average Interruption Duration Index (CAIDI)
  - Pepco Holdings, LLC (PHI) achieved best ever performance on SAIFI and CAIDI
- Completed the acquisition of the James A. FitzPatrick nuclear power plant in New York, preserving nearly 600 jobs
- Successfully executed PHI merger commitments to improve performance and reliability for our customers
- Continued total shareholder return (TSR) outperformance relative to the PHLX Utility Sector Index (UTY) in 2017
  - Building on Exelon's 2016 TSR of 32.8%, we continued to deliver strong TSR performance of 15.1% in 2017, outperforming the UTY by 2.3 percentage points. For the three years beginning with 2015, Exelon trailed the UTY index by 4.9 percentage points driven by Exelon's 2015 TSR of negative 22.1%

Regulatory & Policy

- Successful dismissal of legal challenges of New York and Illinois ZEC programs in federal district courts; appeals process is ongoing
- FERC recognized need to better understand power system resilience. Created "Grid Resilience in Regional Transmission Organizations and Independent System Operators" order to seek input from regional transmission organizations (RTOs) on how market rules may need to be changed
- Completed 11 distribution and 6 transmission rate cases with regulatory authorities, increasing annual revenue and rate base by an expected combined $396 million

Employees & Community

- 2017 awards and recognitions include: Billion Dollar Roundtable, Civic 50, Top 50 Companies for Diversity, Best Places to Work in 2017, CEO Action for Diversity & Inclusion, and UN's HeForShe
- Exelon and our employees set a new record in corporate philanthropy and volunteerism, committing over $52 million in giving and volunteering 210,000 hours
- Recognized by Dow Jones Sustainability Index for 12th consecutive year and by NewsWeek Green rankings for 9th consecutive year
- 2,200 employees, contractors and support personnel from Exelon's six utilities mobilized to assist residents in the southeastern U.S. impacted by Hurricane Irma

Exelon 2017 Summary Annual Report

- Learn more about Exelon from our 2017 Summary Annual Report at www.exeloncorp.com

Matters for Shareholder Voting

We are asking our shareholders to vote on the following matters:

Proposal 1 Election of Directors		The Board of Directors recommends a vote **FOR** each of the 12 Director nominees named in this proxy statement.

- The Board is composed of a diverse set of deeply talented and highly experienced professionals.
- Director skills and attributes comprise effective oversight abilities over Exelon's strategic goals and business performance.
- Exelon had a strong 2017 financially and operationally.
- Exelon's operational excellence and commitments to environmental stewardship inform our business conduct in a way that is sustainable for our customers, employees, and the communities we serve.
- For more information about the nominees' qualifications, skills, and experiences, please see pages 15-26.

DIRECTOR NOMINEES

Name and Age	Director Since	Exelon Committees	Other Current Public Company Boards
ANTHONY K. ANDERSON, 62 Retired Vice Chair and Midwest Area Managing Partner of Ernst & Young Independent	2013	• Audit (Chair) • Finance and Risk • Generation Oversight	3
ANN C. BERZIN, 66 Former Chairman and Chief Executive Officer of Financial Guaranty Insurance Company Independent	2012	• Audit • Finance and Risk	1
CHRISTOPHER M. CRANE, 59 President and Chief Executive Officer of Exelon Corporation	2012	• Finance and Risk • Generation Oversight • Investment Oversight	0
YVES C. DE BALMANN, 71 Former Co-Chairman of Bregal Investments LP Independent	2012	• Compensation and Leadership Development (Chair) • Corporate Governance • Finance and Risk	1
NICHOLAS DEBENEDICTIS, 72 Chairman Emeritus, Aqua America Inc. Independent	2002	• Corporate Governance • Finance and Risk • Generation Oversight	3
LINDA P. JOJO, 52 Executive Vice President, Technology and Chief Digital Officer of United Continental Holdings, Inc. Independent	2015	• Compensation and Leadership Development • Finance and Risk	0
PAUL L. JOSKOW, Ph. D., 70 Professor of Economics Emeritus, Massachusetts Institute of Technology and President Emeritus of the Alfred P. Sloan Foundation Independent	2007	• Audit • Finance and Risk • Investment Oversight	0
ROBERT J. LAWLESS, 71 Former Chairman of the Board of McCormick & Company, Inc. Independent	2012	• Corporate Governance (Chair) • Compensation and Leadership Development • Finance and Risk	0
RICHARD W. MIES, 73 Retired Admiral, U.S. Navy and President and Chief Executive Officer of The Mies Group, Ltd. Independent	2009	• Generation Oversight (Chair) • Audit • Finance and Risk	1
JOHN W. ROGERS, JR., 59 Chairman and Chief Executive Officer of Ariel Investments, LLC Independent	2000	• Investment Oversight (Chair) • Corporate Governance	1
MAYO A. SHATTUCK III, 63 Chairman of the Board Former Chairman, President and Chief Executive Officer of Constellation Energy Independent	2012	• Finance and Risk • Generation Oversight • Investment Oversight	3
STEPHEN D. STEINOUR, 59 Chairman, President and Chief Executive Officer of Huntington Bancshares Incorporated Independent	2007	• Finance and Risk (Chair) • Audit	2

SUMMARY OF INDIVIDUAL DIRECTOR PRIMARY SKILLS, CORE COMPETENCIES AND ATTRIBUTES

The following matrix identifies the **primary** skills, core competencies and other attributes that each independent Director brings to bear in their service to Exelon's Board and Committees. Each Director possesses numerous other skills and competencies not identified below. We believe identifying primary skills is a more meaningful presentation of the key contributions and value that each independent Director brings to their service on the Board and to Exelon shareholders. See page 13 for more details.

	Anderson	Berzin	Crane	de Balmann	DeBenedictis	Jojo	Joskow	Lawless	Mies	Rogers	Shattuck	Steinour
Accounting and financial reporting experience	●	●	●					●				●
Corporate finance and capital management experience	●	●	●	●	●					●	●	●
CEO/executive management leadership skills	●	●	●	●	●		●	●	●	●	●	●
Human resource management and executive compensation knowledge and experience	●		●	●		●		●		●	●	
Innovation and technology experience			●			●	●		●			
Safety and security (including physical and cyber) competencies			●			●			●			
Industry experience and knowledge of Exelon's business			●		●	●	●		●		●	
Government/public policy and regulatory insights			●			●		●		●		
Risk oversight and risk management experience	●	●	●	●	●				●		●	●
Investor relations and investment management experience			●	●		●	●	●		●		●
Manufacturing, construction, engineering, and performance management experience						●		●	●			
Diverse attributes	●	●				●				●		

DIVERSITY, TENURE, AGE AND INDEPENDENCE

Directors' Race/Ethnicity	Directors' Gender	Directors' Average Tenure	Directors' Average Age	Directors' Independence
17% Diverse	**17%** Female	**8.6** Years	**65** Years	**92%** Independent, including our Chairman


Other / Diverse


Male / Female


0-5 years / 6-10 years / Over 10 years


Under 60 / 60-69 / 70-75


Independent / Not Independent

Governance Highlights

Exelon's Board is committed to maintaining the highest standards of corporate governance. We believe our strong corporate governance practices help us achieve our performance goals and maintain the trust and confidence of our shareholders, employees, customers, regulatory agencies and other stakeholders. A summary of our corporate governance practices are described below and more detail is presented on pages 27-37 and in our Corporate Governance Principles, which are available on the Exelon website at www.exeloncorp.com on the Governance page located under the Investors tab.



Board Accountability & Shareholder Rights

- ✔ Directors are elected annually by a majority of votes cast in uncontested elections. The average level of vote support for Directors in 2017 was 97%.
- ✔ Regular and ongoing shareholder engagement informs Board and Committee decisions on governance, compensation, and other matters.
- ✔ Eligible shareholders may nominate Directors through Exelon's "proxy access" bylaws.



Oversight of Risk Management

- ✔ The Board regularly reviews management's systematic approach to identifying and assessing risks faced by Exelon and each business unit taking into account emerging trends and developments and in connection with capital investments and business opportunities.
- ✔ Our Board's Finance and Risk Committee oversees Exelon's risk management strategy, policies and practices, financial condition and risk exposures.



Governance Practices

- ✔ Our Board and each of the Board's six Committees review their performance and effectiveness as a group on an annual basis. In addition, individual Directors undergo a periodic performance assessment that includes input from peers and select members of executive management.
- ✔ Continuing director education is provided during Board and Committee meetings and the Company encourages Director participation in externally offered director development opportunities.
- ✔ Independent Directors meet regularly in executive sessions without management.
- ✔ Robust stock ownership guidelines require Directors to hold at least 15,000 shares of Exelon common stock within five years after joining the Board; the CEO to hold shares valued at 6X his base salary, and Executive Vice Presidents and higher level officers to hold shares valued at 3X base salary. Hedging, pledging, and short sales are prohibited.
- ✔ Directors may not stand for election after age 75.
- ✔ Directors should not serve on the boards of more than four other public companies in addition to Exelon and its subsidiaries and any Director who serves as the CEO of a public company should not serve on more than two other public company boards in addition to Exelon.
- ✔ Political activities and contributions are transparent through annual reporting provided on www.exeloncorp.com



Purpose and Principles

In 2017, we set out to articulate our purpose as a Company—how and why we exist. Thousands of employees from across the Company provided input, and the result is a bold affirmation of our reason for being. It also gives us a renewed focus on the impact we have in the communities where we work and live. Each day we are working to power people's lives, to make them brighter and to build a better future. Our principles serve as our guide.

Purpose — **Powering a cleaner and brighter future for our customers and communities.**

Principles
- ✔ We put customer needs at the center of all we do by fueling innovation to improve the delivery of clean and affordable energy and services.
- ✔ We practice the highest level of safety and security to reliably deliver energy to our customers and communities.
- ✔ Our workforce is the foundation of our success. We succeed as a team of diverse individuals; respected, engaged and inspired to shape our nation's energy future.
- ✔ We return our success to the communities we are privileged to serve.
- ✔ We adhere to the highest standards–ethically and with uncompromising integrity–to drive value for our customers and shareholders.

| **Proposal 2**

Ratify Appointment of PricewaterhouseCoopers LLP as independent auditor for 2018 | ✅ | The Board of Directors recommends a vote **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP (PwC) as Exelon's independent auditor for 2018. The Board and Audit Committee believe the retention of PwC is in the best interests of Exelon and its shareholders based on the information presented in detail beginning on page 41. |

| **Proposal 3**

Say on Pay: Advisory Vote on the Compensation of the Named Executives | ✅ | The Board of Directors recommends a vote **FOR** this proposal based on the efforts of the Compensation and Leadership Development Committee and Board to design an executive compensation program that:

• Aligns the interests of Exelon executives with Company shareholders
• Provides market-aligned pay opportunities that foster the attraction, motivation, engagement, and retention of key talent needed to drive outstanding Company performance and customer service and long-term shareholder value
• Reflects the input received from shareholders on our executive compensation program

Although the vote on this proposal is non-binding, the Board and Compensation and Leadership Development Committee take vote results into consideration when evaluating Exelon's executive compensation program on an ongoing basis.

Details about our executive compensation program are provided at pages 45-61. |

2017 Executive Compensation Highlights

Strong CEO Pay for Performance Closely Aligned to Total Shareholder Return (TSR)

From 2013 through 2017, CEO pay decreased at an annualized rate of 2.9% from $17.2M to $14.9M, while Exelon's TSR increased at an annualized rate of 10.6%. See more details at page 48.

2017 Say-on-Pay Vote Outcome and Shareholder Engagement

Exelon's 2017 Say-on-Pay vote received the affirmative support of 86% of votes cast. To gain this level of support, Exelon engaged in discussions with holders of nearly 45% of our outstanding shares representing almost two-thirds of the Company's institutional investors to discuss proposed changes and gather input. The Exelon team, which included the Chair of the Compensation and Leadership Development Committee for some of the discussions, sought input from portfolio managers and governance professionals representing very large institutional money managers as well as smaller investment and public pension funds to ensure that the input received represented a significant cross-section of our shareholder base.

2017 Compensation Program

The goal of our executive compensation program is to retain and reward leaders who create long-term value for our shareholders by delivering on objectives that support the Company's long-term strategic plan.

To meet this goal, the majority of compensation paid to our named executive officers (NEOs) is tied to the achievement of short- and long-term financial and operational goals. Additionally, a significant portion is paid in the form of equity and all components except for salary are "at-risk."

The elements of our 2017 program were as follows:

AVERAGE NEO (INCLUDING CEO) TARGET COMPENSATION MIX



Pay At Risk 82.7%

| LTIP 65.2% | AIP 17.5% | Base Salary 17.3% |

Long-Term Incentive Plan (LTIP)

Restricted Stock Units (RSUs) and Performance Shares (PShares) were granted to our NEOs. The ultimate value of the 2017 - 2019 PShares is contingent on performance for the subsequent three-years based on Utility Net Income **(33.3%)**, Utility Earned return on equity (ROE) **(33.3%)** and Exelon funds from operations (FFO)/Debt **(33.4%)**.

Annual Incentive Plan (AIP)

The 2017 cash incentive program for our NEOs measured adjusted (non-GAAP) operating EPS **(70%)**, and operational metrics **(30%)** against threshold, target, and distinguished goals.

Base Salary

Base salaries for our NEOs are set by the Compensation and Leadership Development Committee and adjusted considering executive performance and an annual market assessment of peer group compensation.

Strong Compensation Governance

What We Do

✔ Pay for performance

✔ Significant stock ownership requirements for Directors and executive officers

✔ Mitigate undue risk in compensation programs

✔ Require double-trigger for change-in-control benefits

✔ Retain an independent compensation consultant

✔ Provide limited, modest perquisites based on sound business rationale

✔ Seek shareholder feedback on executive compensation

✔ Prohibit hedging transactions, short sales, derivative transactions or pledging of Company stock

✔ Require executive officers to trade through 10b5-1 trading plans or obtain pre-approval before trading Exelon stock

✔ Annually assess our programs against peer companies and best practices

✔ Include appropriate level of stretch in incentive targets based on industry performance and/or Exelon's business plan

✔ Clawback provisions

What We Don't Do

✖ No guaranteed minimum payout of AIP or LTIP programs

✖ No employment agreements

✖ No excise tax gross-ups for change-in-control agreements

✖ No dividend-equivalents on PShares

✖ No inclusion of the value of LTIP awards in pension or severance calculations

✖ No additional credited service under supplemental pension plans since 2004

✖ No option re-pricing or buyouts

For a detailed discussion of our executive compensation program, please see page 45.

Board and Corporate Governance Matters

Proposal 1: Election of Directors

The Corporate Governance Committee collaborates with Exelon's Board Chair to determine the appropriate mix of skills and characteristics that our Board requires. The Board has determined that the current composition and size of the Board is appropriate for Exelon, considering the Company's size, geographic scope, and need to access a wide range of views and backgrounds to reflect the diversity and complexity of our business and the markets we serve. There are 12 nominees for Director at the 2018 annual meeting.

The Board of Directors unanimously recommends a vote "FOR" each of the Director nominees.



The Exelon Board of Directors

Director Qualifications and Nomination

Effective oversight of Exelon's strategic direction requires our Board to be composed of diverse individuals who possess attributes and core competencies important to the oversight of our Company. The Corporate Governance Committee identifies and recommends Director nominees for election to the Board and periodically also retains a board search firm to assist with the identification of potential candidates.

The Board values the diversity of thought that arises from Directors possessing different backgrounds, gender, age, race, and geographic experiences. The Board also deeply values the enhanced and thoughtful deliberations resulting from a balance of short- and long-tenured Directors that provides a mix of fresh perspectives and new ideas with deep and important utility and regulated industry and business cycle experiences.

The Corporate Governance Committee and the full Board determine the appropriate mix of skills and characteristics required to best fill the needs of the Board taking into account the short- and long-term strategies of the Company to determine the current and future skills and experiences required of the Board. All candidates should demonstrate the following attributes to qualify for Board service:

- Highest personal and professional ethics, integrity and values;
- An inquiring and independent mind, practical wisdom and mature judgment;
- Broad training and experience at the policy-making level in business, government, education or technology;
- Expertise that is useful to the enterprise and complementary to the background and experience of other Directors;

- Willingness to remain current with industry and other developments relevant to Exelon's strategic direction;
- Willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership and a commitment to serve over a period of years to develop knowledge about Exelon's principal operations;

- A commitment to representing the long-term interests of shareholders, customers, employees and communities served by the Company and its subsidiaries; and
- Involvement only in activities or interests that do not conflict with responsibilities to Exelon and its shareholders.

In addition, the Board as a whole should reflect core competencies in the following areas. Summarized below is a description of why each core competency is important for service on Exelon's Board.

Description of Skills, Core Competencies and Attributes

 **Accounting and financial reporting** experience is important to Exelon's use of broad financial metrics used to accurately and transparently measure and report operating performance and assess financial merits of strategic opportunities.

 **Corporate finance and capital management** experience is important to effectively oversee the financial affairs of Exelon's operations.

 **CEO/executive management leadership** skills are important to gain a practical understanding of organizations and drivers of individual growth and development.

 **Human Resource management and executive compensation** knowledge and experience help Exelon recruit, retain, and develop key talent essential to Company operations.

 **Innovation and Technology** experience is important in overseeing Exelon's business in the rapidly changing energy markets, and physical and cyber threats against the security of our operations, assets, and systems.

 **Safety and security (including physical and cyber)** competencies are critical to oversee safe and secure nuclear operations, power grids, and our other assets.

 **Industry experience and knowledge of Exelon's business** help inform our views on energy markets and economics, technology, nuclear power, renewable energy, electric and gas transmission and distribution and the public policy and public safety implications of these aspects.

 **Government/Public Policy and Regulatory insights** are important to help shape public policy initiatives and government regulation.

 **Risk Oversight and Risk Management experience** inform Exelon's enterprise risk management of key risks with potential to impact public safety and shareholder value including its environmental impacts.

 **Investor Relations and Investment Management** experience ensures strong alignment with investors and inform decision making on value-adding initiatives.

 **Manufacturing, construction, engineering, and performance management** experience inform Exelon's ongoing commitment to maintaining and strengthening the reliability of the electric and gas transmission and distribution systems, smart grid and generation portfolio and assets.

 **Diverse attributes** reflect the Company's commitment to diversity and inclusion through age, ethnicity, gender, race and sexual orientation.

Director Nominees

The Board nominates the 12 candidates named below for re-election as Directors. If elected by shareholders, each Director will serve a term ending with the 2019 annual meeting. Each nominee has agreed to be named in this proxy statement and to serve as a Director, if elected. If any Director is unable to stand for election at the annual meeting, the Board may reduce the number of Directors or designate a substitute. In that case, shares represented by proxies may be voted for a substitute Director. Exelon does not expect that any Director nominee will be unable to serve.

Nancy Gioia announced her decision to not stand for election at the 2018 annual shareholders meeting. The Board wishes to acknowledge Ms. Gioia's service and dedication to Exelon.

The Corporate Governance Committee and the Board believe the skills and experiences listed above are well represented among the Director nominees.

The Committee and Board also believe the nominees represent an effective mix of backgrounds, experience and diversity.

KEY BOARD FACTS



17%
Diversity of Race/Ethnicity

17%
Female

92%
Independent, including our Chairman

65 years
Average age

8.6 years
Average Tenure

The Corporate Governance Committee also considers whether each nominee has the time available, in light of other business and personal commitments. Among the criteria considered is whether any incumbent Director nominee demonstrates preparedness and engagement required for effective service to the Board and its Committees. The Board has adopted limits on other board memberships providing that Directors who serve as the CEO of a public company should not serve on more than two other public company boards in addition to Exelon and its subsidiary boards. Other Directors should not serve on the boards of more than four other public companies in addition to the Exelon Board and its subsidiary boards.

In connection with the nomination of Stephen Steinour, the Corporate Governance Committee considered Mr. Steinour's consistently demonstrated preparedness, engagement, and attention to Exelon Board stewardship and his vigorous leadership of the Finance and Risk Committee.

Anthony K. Anderson



Age: 62

Director since: 2013

Committee Memberships:
- Audit (Chair)
- Finance and Risk
- Generation Oversight

Career Highlights

Mr. Anderson served as the Vice Chair and Midwest Area Managing Partner of Ernst & Young (EY), a global assurance, tax, transaction and advisory services firm, until his retirement in 2012. During Mr. Anderson's 35-year career with EY, he oversaw a practice of 3,500 audit, tax, and transaction professionals serving clients throughout the Midwest and also served for six years in the Los Angeles area as managing partner of EY's Pacific Southwest region. Mr. Anderson also served as a member of EY's governing body, the Americas Executive Board.

Board Service

Mr. Anderson currently serves as a director of AAR Corp. (aerospace and defense), Avery Dennison (manufacturer of adhesive technologies, display graphics and packaging materials), and Marsh & McLennan Companies (global professional services firm). He is also a director of the Regional Transportation Authority (oversight body for regional transportation agencies), chairman of the board of the Perspectives Charter School, and on the board of directors for World Business Chicago.

Mr. Anderson previously served as a director of First American Financial Corporation from 2012 to 2016 and the Federal Reserve Bank of Chicago from 2008 to 2010. Mr. Anderson also previously served as a director of The Chicago Council on Global Affairs and as a director of the Chicago Urban League.

Primary Skills, Core Competencies and Attributes

Mr. Anderson's experience as the vice chair of a global professional services firm and his training and experience as an audit partner and certified public accountant enhance his contribution to the Exelon Board and add value to his leadership of the Audit Committee and service on the Finance and Risk Committee.

 Accounting and financial reporting experience

 Corporate finance and capital management experience

 CEO/executive management leadership skills

 Human resource management and executive compensation knowledge

 Risk oversight and risk management experience

Ann C. Berzin



Age: 66

Director since: 2012

Committee Memberships:
• Audit
• Finance and Risk

Career Highlights

Ms. Berzin served as Chairman and Chief Executive Officer of Financial Guaranty Insurance Company (FGIC), an insurer of municipal bonds, asset-backed securities and structured finance obligations, from 1992 to 2001. Ms. Berzin joined FGIC in 1985 as its General Counsel following seven years of securities law practice in New York City.

Board Service

Ms. Berzin currently serves as a director of Ingersoll-Rand plc (industrial manufacturing). Ms. Berzin previously served as a director of Kindred Healthcare, Inc. from 2006 to 2012 and as a director of Constellation Energy Group from 2008 to 2012 when Constellation merged with Exelon.

Ms. Berzin also serves on the board of Baltimore Gas and Electric Company, an Exelon subsidiary.

Primary Skills, Core Competencies and Attributes

Ms. Berzin has broad business and executive leadership experience, as well as expertise in the financial services sector, which is particularly valuable for her service on the Audit and Finance and Risk Committees.

 Accounting and financial reporting experience

 Corporate finance and capital management experience

 CEO/executive management leadership skills

 Risk oversight and risk management experience

 Investor relations and investment management experience

Christopher M. Crane



Age: 59

Director since: 2012

Committee Memberships
• Finance and Risk
• Generation Oversight
• Investment Oversight

Career Highlights

Mr. Crane is President and Chief Executive Officer of Exelon Corporation. Previously, he served as President and Chief Operating Officer of Exelon and Exelon Generation from 2008 to 2012. In that role, he oversaw one of the U.S. industry's largest portfolios of electric generating capacity, with a multi-regional reach and the nation's largest fleet of nuclear power plants. He directed a broad range of activities including major acquisitions, transmission strategy, cost management initiatives, major capital programs, generation asset optimization and generation development. Mr. Crane is one of the leading executives in the electric utility and power industries.

Board Service

Mr. Crane is vice-chairman and a member of the executive committee of the Edison Electric Institute. He also serves as vice-chairman of the Institute of Nuclear Power Operations, the industry organization promoting the highest levels of safety and reliability in nuclear plant operation.

Mr. Crane previously served as vice chairman of the Nuclear Energy Institute, the nation's nuclear industry trade association. Mr. Crane served as a director of Aleris International Inc. from 2010 to 2013.

Mr. Crane also serves as Chair of the boards of directors of Exelon subsidiaries Baltimore Gas and Electric Company, Commonwealth Edison Company, PECO Energy Company, and Pepco Holdings LLC.

Primary Skills, Core Competencies and Attributes

In his role, Mr. Crane oversees a family of companies representing every stage of the energy business, including Exelon Generation, one of the largest, cleanest, and lowest-cost power generation fleets in the country. Mr. Crane also oversees Exelon's six utilities, which deliver electricity and natural gas to approximately 10 million customers in Delaware, the District of Columbia, Illinois, Maryland, New Jersey, and Pennsylvania.

Accounting and financial reporting experience

Corporate finance and capital management experience

CEO/executive management leadership skills

Human resource management and executive compensation knowledge

Innovation and technology experience

Safety and Security (including physical and cyber)

Industry experience and knowledge of Exelon's business

Government/ public policy and regulatory insights

Risk oversight and risk management experience

Investor relations and investment management experience

Manufacturing, construction, engineering, and performance management experience

Yves C. de Balmann



Age: 71

Director since: 2012

Committee Memberships:
• Compensation and Leadership Development (Chair)
• Corporate Governance
• Finance and Risk

Career Highlights

Mr. de Balmann served as the Co-Chairman of Bregal Investments LP (private equity investing firm) from 2002 to 2012. Previously, he was Vice-Chairman of Bankers Trust Corporation, in charge of Global Investment Banking, until its merger with Deutsche Bank in 1999 at which time he became Co-Head of Deutsche Bank's Global Investment Bank and Co-Chairman and Co-Chief Executive Officer of Deutsche Banc Alex. Brown from 1999 to 2001. He remained a Senior Advisor to Deutsche Bank AG from 2001 to 2003.

Board Service

Mr. de Balmann currently serves as a director of ESI Group (virtual prototyping software and services) which is listed in compartment B of Euronext Paris. Previously, Mr. de Balmann served as a director of Laureate Education, Inc. and as the non-executive chairman of Conversant Intellectual Property Management. Mr. de Balmann also served as a director of Constellation Energy Group from 2003 to 2012 when Constellation merged with Exelon.

Primary Skills, Core Competencies and Attributes

Mr. de Balmann has extensive experience in corporate finance, including the derivatives and capital markets as well as industry experience as a director of Constellation Energy Group from 2003 to 2012. His background leading major organizations informs his leadership of the Compensation and Leadership Development Committee.

 Corporate finance and capital management experience

 CEO/executive management leadership skills

 Human resource management and executive compensation knowledge

 Risk oversight and risk management experience

 Investor relations and investment management experience

Nicholas DeBenedictis



Age: 72

Director since: 2002

Committee Memberships:
- Corporate Governance
- Finance and Risk
- Generation Oversight

Career Highlights

Mr. DeBenedictis currently serves as Chairman Emeritus of Aqua America Inc. (water utility operating in eight states) and served as its Chairman and Chief Executive Officer from 1993 to 2015. As CEO of Aqua America, Mr. DeBenedictis gained experience in dealing with many of the same development, land use, and utility regulatory issues that affect Exelon and its subsidiaries. Mr. DeBenedictis also has extensive experience in environmental regulation and economic development, having served in two cabinet positions in the Pennsylvania government: Secretary of the Pennsylvania Department of Environmental Resources and Director of the Office of Economic Development. He also spent eight years with the U.S. Environmental Protection Agency and was President of the Greater Philadelphia Chamber of Commerce for three years.

Board Service

In addition to serving as Chairman Emeritus of Aqua America, Mr. DeBenedictis has served as a director of MISTRAS Group (asset protection solutions) since 2015 and as a director of P.H. Glatfelter, Inc. (global supplier of specialty papers and engineered products) since 1995. Previously, Mr. DeBenedictis served as a director of Met-Pro Corporation from 1997 to 2010.

Mr. DeBenedictis also serves on the boards of Commonwealth Edison Company and PECO Energy Company, which are Exelon subsidiaries.

Primary Skills, Core Competencies and Attributes

As a leader in the greater Philadelphia business community, Mr. DeBenedictis has deep knowledge of the communities and local economies served by PECO. Mr. DeBenedictis' experiences as former CEO of a public company, service on other company boards, former utility executive, familiarity and experience with environmental regulations, and his educational background in environmental engineering and science, all provide valuable perspectives to Exelon's Board, Finance and Risk, Generation Oversight, and Corporate Governance Committees.

 Corporate finance and capital management experience

 CEO/executive management leadership skills

 Industry experience and knowledge of Exelon's business

 Government/ public policy and regulatory insights

 Risk oversight and risk management experience

Linda P. Jojo



Age: 52

Director since: 2015

Committee Memberships:
- Compensation and Leadership Development
- Finance and Risk

Career Highlights

Ms. Jojo is Executive Vice President, Technology and Chief Digital Officer of United Continental Holdings, Inc. (commercial airline). She is responsible for the effective implementation and management of technology strategy and solutions supporting United's global business. She has held her current position at United since 2014. Prior to joining United, she served as Executive Vice President and Chief Information Officer for Rogers Communications Inc. from 2011 to 2014 (wireless communication and media company), where she was responsible for all IT systems for both customer facing and business support systems. Prior to this, Ms. Jojo served in other senior officer roles at Energy Future Holdings Corporation (held a portfolio of competitive and regulated energy companies), Flowserve Corporation (suppliers of industrial and environmental machinery), General Electric, and General Electric Silicones.

Board Service

Ms. Jojo serves as vice-chair of the board of trustees of the Adler Planetarium in Chicago, Illinois.

Primary Skills, Core Competencies and Attributes

Ms. Jojo has a wealth of experience leading complex IT organizations and brings important information technology and innovation expertise to Exelon's Board. Ms. Jojo's educational background in computer science and industrial engineering also lend expertise to Exelon's risk oversight areas and cybersecurity initiatives.

 Human resource management and executive compensation knowledge

 Innovation and technology experience

 Safety and Security (including physical and cyber)

 Industry experience and knowledge of Exelon's business

 Manufacturing, construction, engineering, and performance management experience

Paul L. Joskow, Ph. D.



Age: 70

Director since: 2007

Committee Memberships:
• Audit
• Finance and Risk
• Investment Oversight

Career Highlights

Dr. Joskow is the Elizabeth and James Killian Professor of Economics, Emeritus at the Massachusetts Institute of Technology (MIT). He is also the President Emeritus of the Alfred P. Sloan Foundation, where he served as president for ten years until 2017. Dr. Joskow joined the MIT faculty in 1972. He served as head of the MIT Department of Economics from 1994 to 1998 and as Director of the MIT Center for Energy and Environmental Policy Research from 1999 to 2007. Dr. Joskow's teaching and research has been in the areas of industrial organization, energy and environmental economics, competition policy, and government regulation of industry. Much of his research and consulting activity has focused on the electric power industry, electricity pricing, fuel supply, demand, generating technology, and regulation.

Dr. Joskow has served on the U.S. Environmental Protection Agency's (EPA) Acid Rain Advisory Committee and on the Environmental Economics Committee of the EPA's Science Advisory Board. Dr. Joskow also served on the National Commission on Energy Policy, as a member of the Secretary of Energy Advisory Board, and as chair of the National Academies Board on Science, Technology and Economic Policy. He is a fellow of the American Academy of Arts and Sciences, a fellow of the Econometric Society and a distinguished fellow of the American Economic Association.

Board Service

Dr. Joskow currently serves as a member of the board of trustees of the Putnam Mutual Funds. He previously served as a director of New England Electric System from 1987 to 2000 until it was acquired by National Grid, following which he served as a director of National Grid plc from 2000 to 2007. Dr. Joskow served as a director of TransCanada Corporation from 2004 to 2013.

Primary Skills, Core Competencies and Attributes

Dr. Joskow's extensive background in economics and energy and his experience as a utility director offer a unique set of skills to the Company's Board of Directors.

 CEO/executive management leadership skills

 Industry experience and knowledge of Exelon's business

 Government/ public policy and regulatory insights

 Innovation and technology experience

 Investor relations and investment management experience

Robert J. Lawless



Age: 71

Director since: 2012

Committee Memberships:
- Corporate Governance (Chair)
- Compensation and Leadership Development
- Finance and Risk

Career Highlights

Mr. Lawless served as Chairman of McCormick & Company, Inc. (food manufacturing industry) from 1997 to 2009, having also served as its President until 2006, and its Chief Executive Officer until his retirement in 2008.

Board Service

Mr. Lawless currently serves as a director of The Baltimore Life Insurance Company (insurance provider). Mr. Lawless previously served as a director of Constellation Energy Group from 2002 to 2012 when Constellation merged with Exelon.

Primary Skills, Core Competencies and Attributes

Mr. Lawless has extensive executive leadership and strategic planning experience. As a former chief executive officer of a public company, he provides critical perspectives on governance and other public company issues that inform his leadership of the Corporate Governance Committee.

 Accounting and financial reporting experience

 CEO/executive management leadership skills

 Human resource management and executive compensation knowledge

 Investor relations and investment management experience

 Manufacturing, construction, engineering, and performance management experience

Richard W. Mies



Age: 73

Director since: 2009

Committee Memberships:
- Generation Oversight (Chair)
- Audit
- Finance and Risk

Career Highlights

Admiral Mies is President and Chief Executive Officer of The Mies Group, Ltd, a private consulting firm, providing strategic planning and risk assessment advice and assistance to clients on international security, energy, defense, and maritime issues. A graduate of the Naval Academy, he completed a 35-year career as a nuclear submariner in the US Navy. Admiral Mies has a wide range of operational command experience, having served as the senior operational commander of the US Submarine Force, and commander of the U.S. Strategic Command for four years prior to his retirement in 2002. Following his retirement, Admiral Mies served as a Senior Vice President of Science Applications International Corporation (SAIC), a provider of scientific and engineering applications for national security, energy, and the environment, and as President and Chief Executive Officer of Hicks and Associates, Inc., a subsidiary of SAIC from 2002 to 2007.

Board Service

From 2008 to 2010, Admiral Mies served as a director of McDermott International. In 2010, he transitioned to the board of Babcock and Wilcox (B&W), an equipment and technology provider to the energy industry, when that company spun off from McDermott International. Following the split of B&W into Babcock and Wilcox Enterprises and BWX Technologies, Inc. (BWXT), he transitioned to the board of BWXT, a supplier to the nuclear power industry, where he currently serves as a director. He is also a member of the board of governors for Los Alamos National Security, LLC and the board of governors for Lawrence Livermore National Security LLC. Admiral Mies previously served as a director of Mutual of Omaha from 2002 to 2014.

Primary Skills, Core Competencies and Attributes

Admiral Mies' extensive educational background in mechanical engineering and mathematics, and post-graduate studies and degrees in government administration and international relations at Oxford University, the Fletcher School of Law and Diplomacy, and Harvard University contribute to his insights and leadership of the Generation Oversight Committee and his service on the Finance and Risk, and Audit Committees. His deep leadership experience with nuclear power and strategic planning in the Navy and in business and through his experience on the boards of other companies enable his ability to provide thoughtful contributions to the Exelon Board.

 CEO/executive management leadership skills

 Innovation and technology experience

 Safety and Security (including physical and cyber)

 Industry experience and knowledge of Exelon's business

 Risk oversight and risk management experience

John W. Rogers, Jr.



Age: 59

Director since: 2000

Committee Memberships:
- Investment Oversight (Chair)
- Corporate Governance Committee
- Finance and Risk until April 2017

Career Highlights

Mr. Rogers is the Chairman and CEO of Ariel Investments, LLC, an institutional money management firm that he founded in 1983. Mr. Rogers also serves as trustee of the Ariel Investment Trust.

Board Service

Mr. Rogers has served as a director of McDonald's Corporation (global foodservice retailer) since 2003. He previously served as a director of Aon Corporation from 1993 to 2012; GATX Corporation from 1998 to 2004; Bank One Corporation from 1998 to 2004; and Bally Total Fitness from 2003 to 2006.

Primary Skills, Core Competencies and Attributes

Mr. Rogers' broad experience on the boards of a number of major public corporations doing business in a variety of industries has made him a leader in the Chicago business community with perspectives into Chicago business developments. His role in Chicago's and the nation's African-American community brings diversity to the Board and emphasis to Exelon's robust diversity initiatives and community outreach. His success in investment management and the financial markets, and board service at an insurance brokerage and services company, provide him with honed skills and expertise ideal to his leadership of the Investment Oversight Committee and its role in managing Exelon's extensive nuclear decommissioning, pension, and post-retirement benefit trust funds. Mr. Rogers' service on the boards and committees of other companies has provided experience that adds further depth to the Corporate Governance Committee. He was named one of six 2010 Outstanding Directors by the Outstanding Directors Exchange.

 Corporate finance and capital management experience

 CEO/executive management leadership skills

 Government/public policy and regulatory insights

 Investor relations and investment management experience

 Human resource management and executive compensation knowledge

Mayo A. Shattuck III



Chairman of the Board

Age: 63

Director since: 2012

Committee Memberships:
- Finance and Risk
- Generation Oversight
- Investment Oversight

Career Highlights

Mr. Shattuck serves as the independent Board Chair of Exelon Corporation. He previously served as Executive Chair of Exelon from 2012 to 2013. Prior to joining Exelon, Mr. Shattuck was the Chairman, President and Chief Executive Officer of Constellation Energy from 2001 until 2012, when Constellation merged with Exelon. Prior to this, Mr. Shattuck was at Deutsche Bank, where he served as Chairman of the Board of Deutsche Bank Alex. Brown and, during his tenure, also served as Global Head of Investment Banking and Global Head of Private Banking. From 1997 to 1999, he served as Vice Chairman of Bankers Trust Corporation, which merged with Deutsche Bank in 1999. From 1991 until 1997, Mr. Shattuck was President and Chief Operating Officer and a Director of Alex. Brown Inc., which merged with Bankers Trust in 1997.

Mr. Shattuck is the past chairman of the Institute of Nuclear Power Operations and was previously a member of the executive committee of the board of Edison Electric Institute. He was also co-chairman of the Center for Strategic & International Studies Commission on Nuclear Policy in the United States.

Board Service

Mr. Shattuck currently serves as a director of Gap Inc. (clothing retailer), Capital One Financial Corporation (commercial banking services), and at Alarm.com Holdings, Inc. (cloud-based security and monitoring services).

Primary Skills, Core Competencies and Attributes

Mr. Shattuck's qualifications to serve as Board Chair include his extensive experience in business, and the energy industry in particular, gained from his service as Constellation Energy's Chief Executive Officer, which enables him to effectively identify strategic priorities and oversee the execution of strategic initiatives. His financial expertise from his years of experience in the financial services industry also brings valuable perspectives to the Board.

 Corporate finance and capital management experience

 CEO/executive management leadership skills

 Human resource management and executive compensation knowledge

 Industry experience and knowledge of Exelon's business

 Risk oversight and risk management experience

Stephen D. Steinour



Age: 59

Director since: 2007

Committee Memberships:
- Finance and Risk (Chair)
- Audit

Career Highlights

Mr. Steinour is Chairman, President and Chief Executive Officer of Huntington Bancshares Incorporated, a regional bank-holding company delivering a full suite of commercial and retail banking, investment management, and insurance services across the Midwest. Mr. Steinour joined Huntington in 2009 from CrossHarbor Capital (investment firm) where he served as Managing Partner. Previously, he served as President and CEO of Citizens Financial Group (commercial bank holding company), as Division Executive for Fleet Financial Group (asset management company), and as Executive Vice President at Bank of New England.

Board Service

Since 2014, Mr. Steinour has served as a director of L Brands, Inc. (fashion retailer). Mr. Steinour also serves on the board of directors of the Federal Reserve Bank of Cleveland and is a trustee of The Ohio State University Wexner Medical Center. He is a member of the Financial Services Roundtable and The Columbus Partnership. He is vice chair of the Columbus Downtown Development Corporation and is a member of the Ohio Business Roundtable.

In connection with the nomination of Mr. Steinour, the Corporate Governance Committee considered his consistently demonstrated preparedness, engagement, and attention to Exelon Board stewardship and his vigorous leadership of the Finance and Risk Committee.

Primary Skills, Core Competencies and Attributes

Mr. Steinour's experience leading Huntington Bancshares provides him with a strong background in mergers and acquisitions, including post-merger integration and conversions, business development, creation, and partnerships. His deep banking experience provides market experience important to Exelon Generation and the utility businesses and his experience in credit and risk management, credit and capital markets, enhances his value to the Exelon Board and its Finance and Risk and Audit Committees. Mr. Steinour's educational achievements in the Executive Program in Leadership at Stanford University's Graduate School of Business and economics also provide informed insights. Mr. Steinour was named to the 2016 "Directorship 100" list issued by the National Association of Corporate Directors.

 Accounting and financial reporting experience

 Corporate finance and capital management experience

 CEO/executive management leadership skills

 Risk oversight and risk management experience

 Investor relations and investment management experience

Director Independence

The Board has determined that all non-employee Directors who served on the Board in 2017 and all nominees for election, except for Mr. Crane, are independent according to applicable law and the listing standards of the New York Stock Exchange (NYSE), as incorporated into the Independence Standards for Directors found in Exelon's Corporate Governance Principles. The Board has also determined that the members of the Audit, Compensation and Leadership Development, and Corporate Governance Committees are independent within the meaning of applicable laws, the listing standards of the NYSE, and the Independence Standards for Directors. Mr. Crane is not considered independent because of his employment as President and Chief Executive Officer of Exelon.

Pursuant to Exelon's related person transactions policy, the Board also takes into account information provided by Directors about business and familial-based relationships with Exelon including other boards on which they may serve and charitable, civic, cultural and professional affiliations. Under the policy, all transactions and relationships are evaluated by Exelon's Office of Corporate Governance, and information is presented to the Corporate Governance Committee and Board for a determination of the materiality of such relationships on independence and for the approval of any related person transactions identified. Details related to all transactions reviewed are provided in the chart below.

When assessing the independence of Director nominees, the Corporate Governance Committee takes into account the impact that tenure may have on the independence of certain longer-tenured incumbent Board nominees. The Board places a high value on the perspectives and contributions that our longer serving Directors provide to Board discussions, having served Exelon during various industry developments and with different management teams over the years. The Board determined that the independence of the longer-tenured Directors has not been diminished by their years of service on the Board. Exelon's longer-tenured Directors continue to thoughtfully challenge management and provide reasoned, balanced, and insightful guidance to senior management and the Board and its decisions.

In January 2018, the Board amended the Corporate Governance Principles and, as part of the amendments, determined that certain categories of relationships do not affect a Director's independence. These Categorical Standards of Independence are set forth in Appendix A-4. The amended Corporate Governance Principles and Categorical Standards of Independence were not applied to the independence determinations made in January 2018, but will be applied in future determinations.

Director	Summary of Relationship
Anthony K. Anderson	Mr. Anderson serves as a director of Avery Dennison, a public company, which purchased power and gas in 2017 from Exelon subsidiary Constellation Energy, based on a competitively bid process.
Ann C. Berzin	Ms. Berzin serves as a director of Ingersoll Rand plc, a public company that provided equipment and services to Exelon Generation. In 2017, Exelon paid Ingersoll Rand approximately $574,000. In addition, Ingersoll Rand purchased power in 2017 from Exelon subsidiary, Constellation Energy, based on a competitively bid process.
Nicholas DeBenedictis	Mr. DeBenedictis serves as the Chairman Emeritus of Aqua America, a public water utility company that supplied water in 2017 to PECO, an Exelon subsidiary, under tariffed utility rates. Aqua America is also a customer of Exelon subsidiaries, PECO, ComEd, and Constellation Energy for which it paid approximately $14.1 million for power and gas at tariffed rates or through a competitively bid process in 2017. Mr. DeBenedictis serves as a director of Independence Blue Cross, a not-for-profit company that received approximately $51.8 million from Exelon in 2017 for health care coverage for Exelon employees. The transaction was the result of a competitively bid process. Mr. DeBenedictis serves as a director of MISTRAS Group, a public company which provides asset protection solutions. Exelon paid that company approximately $1.85 million in 2017. The transaction was the result of a competitively bid process. Mr. DeBenedictis serves on the advisory board of Pennoni Associates, Inc., a company which provides engineering consulting services for which Exelon paid approximately $5.3 million in 2017 at arms-length terms. Mr. DeBenedictis serves as a director of P.H. Glatfelter, a public manufacturing company to which Exelon paid $818,000 for Renewable Energy Credits in 2017. The transaction was effected through the use of a blind auction process. Mr. DeBenedictis also serves on the advisory board of PNC Bank, a company that provides financial services and participates in some Exelon credit facilities at arms-length terms for which Exelon paid $7.2 million in 2017.

Director	Summary of Relationship
Nancy L. Gioia	Ms. Gioia serves as a director of Meggitt, PLC, an aerospace manufacturer listed on the London Stock Exchange that received approximately $715,000 from Exelon in 2017 for consulting services. The transactions were the result of a competitively bid process.
Linda P. Jojo	Ms. Jojo is an employee of United Continental Holdings, a public company and commercial airline. In 2017, Exelon paid United approximately $5.7 million for regularly occurring employee travel at established market rates.
Richard W. Mies	Admiral Mies serves as a director of BWX Technologies, a public company that provides nuclear operations and technical services to Exelon Generation for which Exelon paid approximately $3 million in 2017. The transactions were the result of a competitively bid process. Admiral Mies also serves as a consultant to LEIDOS, a public company to which Exelon paid approximately $3.2 million in 2017 for consulting services, amounting to less than 2% of LEIDOS's consolidated gross revenues for 2017.
John W. Rogers, Jr.	Mr. Rogers serves as a director of McDonald's Corporation, a public company which purchased utility services at tariffed rates from Exelon's utility subsidiaries, and power and gas from Constellation Energy as the result of a competitive bid process in 2017.
Mayo A. Shattuck III	Mr. Shattuck serves as a director of Gap Inc., a public company which purchased power and gas from Constellation Energy, an Exelon subsidiary in 2017. The transactions were the result of a competitively bid process.
Stephen D. Steinour	Mr. Steinour is the Chairman, President and CEO of Huntington Bancshares, a public company which is a part of a syndicate of banks that participate in Exelon's credit facilities on similar terms. In 2017, Exelon paid Huntington Bancshares approximately $97,000 in fees.

Related Person Transactions

As referenced above, Exelon has a written policy for the review and approval or ratification of related person transactions. Transactions covered by the policy include commercial transactions for goods and services and the purchase of electricity or gas at non-tariffed rates from Exelon or any of its subsidiaries by an entity affiliated with a Director or officer of Exelon. The retail purchase of electricity or gas from Atlantic City Electric Company (ACE), Baltimore Gas and Electric Company (BGE), Commonwealth Edison Company (ComEd), Delmarva Power and Light Company (DPL), PECO Energy Company (PECO), or Potomac Electric Power Company (Pepco) at rates set by tariff, and transactions between or among Exelon or its subsidiaries are not considered. Charitable contributions approved in accordance with Exelon's Charitable Contribution Guidelines are deemed approved or ratified under the related persons transaction policy and do not require separate consideration and ratification.

As required by the policy, the Board reviewed all commercial, charitable, civic and other relationships with Exelon in 2017 that were disclosed by Directors and executive officers of Exelon, ACE, BGE, ComEd, DPL, PECO and Pepco, and by executive officers of Exelon Generation that required separate consideration and ratification. Exelon's Office of Corporate Governance conducted due diligence on each of these transactions to determine the specific circumstances of the particular transaction, including whether it was competitively bid or whether the consideration paid was based on tariffed rates.

The Corporate Governance Committee and the Board reviewed the analysis prepared by the Office of Corporate Governance, which identified those transactions that required approval or ratification under the policy, or disclosure under U.S. Securities and Exchange Commission (SEC) rules. The Committee recommended the Board's ratification of all transactions because the related person served only as a director of the affiliated company, was not an officer or employee of the affiliated company and did not have a pecuniary or material interest in the transaction. For some transactions, the value or cost of the transaction was very small, and the Board considered the de minimis nature of the transaction as a further reason for ratifying it. The Board ratified other transactions that were the result of a competitive bidding process and therefore were considered fairly priced, or arms-length, regardless of any relationship. The remaining transactions were approved by the Board, even though the Director is an executive officer of the affiliated company, because the transactions involved only retail electricity or gas purchases under tariffed rates, the price and terms were determined to be the result of a competitive bidding process, or were provided at market terms generally available.

None of the transactions reviewed were determined to be material related person transactions requiring disclosure under SEC rules.

The Board's Role and Responsibilities

Overview

Exelon's business, property and affairs are managed under the direction of the Board of Directors. All Directors stand for election by shareholders annually and must receive a majority of the votes cast in uncontested elections. The Board considers the interests of all of its constituencies, which include shareholders, customers, employees, annuitants, suppliers, the communities we serve, and the environment. The Board is committed to ensuring that Exelon conducts business in accordance with the highest standards of ethics, integrity, and transparency.

Board Oversight of Risk

The Company operates in a complex market and regulatory environment that involves significant risks, many of which are beyond its direct control. The Company has an Enterprise Risk Management group consisting of a Chief Enterprise Risk Officer, a Chief Commercial Risk Officer, a Chief Credit Officer, a Vice President of Enterprise Risk Management Operations, a Vice President of Enterprise Risk Management Analytics and a full-time staff of 124. The Enterprise Risk Management group draws upon other Company personnel for additional support on various matters related to identification, assessment, management, mitigation and monitoring through established key risk indicators of enterprise risks.

The Company also has a Risk Management Committee comprising select senior officers of the Company who meet regularly to discuss matters related to enterprise risk management generally and particular risks associated with new developments or proposed transactions under consideration.

The Chief Enterprise Risk Officer and the Risk Management Committee regularly meet with management of the Company to identify and evaluate the most significant risks of the businesses and appropriate steps to manage and mitigate those risks. In addition, the Chief Enterprise Risk Officer and the Enterprise Risk Management group perform a regular assessment of enterprise risks, drawing upon resources throughout the Company for an assessment of the probability and severity of identified risks as well as control effectiveness. These risk assessments, which also include the review of operating company-specific key risk indicators, are discussed at operating company risk management committees before being aggregated and discussed with the Board's Finance and Risk Committee and Audit Committee and, when appropriate, the BGE, ComEd, PECO and PHI boards of directors.

The Finance and Risk, Audit, and Generation Oversight Committees regularly report on the Committees' discussions of enterprise risks to the Board. Furthermore, the Board regularly discusses enterprise risks in connection with consideration of emerging trends or developments and in connection with the evaluation of capital investments and other business opportunities and business strategies.

Environmental, Social and Governance Oversight

Exelon's strategy to grow and diversify the Company through targeted investments in our core markets and promising technologies with the potential to reshape the energy landscape include efforts to power a cleaner, brighter future for our customers and communities. We are committed to building the next-generation energy company and applying innovative technologies to manage energy use and meet customer expectations for clean, reliable and affordable power. The Corporate Governance Committee oversees the Company's strategies and efforts to protect and improve the quality of the environment, sustainability policies and practices.

Director Attendance at Meetings of the Board of Directors and Shareholder Meetings



96.84%

Attendance

The Board of Directors held five meetings during 2017, including a two-day strategy retreat with senior officers of Exelon and its subsidiary companies. Each incumbent Director nominee attended at least 75% of the combined Board and Committee meetings of which he or she was a member. Attendance at Board and Committee meetings during 2017 averaged 96.84% for incumbent Directors as a group.

While Exelon does not have a formal policy requiring attendance at the annual shareholders meeting, all Directors attended the 2017 annual shareholders meeting.

Board Structure

Board Leadership

Exelon's bylaws permit the independent members of the Board to determine the leadership structure of the Board including whether the roles of Board Chair and Chief Executive Officer should be performed by the same individual or whether the roles should be performed by separate individuals. As a matter of policy, the Board believes that separation of these functions is not required, and whether to combine the roles or not is a matter for the Board's sole discretion, taking into consideration the current and anticipated circumstances of the Company, the skills and experiences of the individual or individuals in question, and the leadership composition of the Board. The Board reviews its leadership structure periodically and as circumstances warrant. The Board separated the roles of Board Chair and Chief Executive Officer in 2012 upon the completion of its merger with Constellation Energy Group and named Mayo Shattuck as Board Chair and Christopher Crane as President and Chief Executive Officer of Exelon. We find that this leadership structure ensures independent oversight and promotes the Board's ability to effectively represent the best interests of all shareholders.

Because the Board is committed to continued independent oversight at all times, the Corporate Governance Principles provide that the independent members of the Board shall select and elect a Lead Independent Director in the event the Board Chair and Chief Executive role are held by the same individual or the person holding the role of Board Chair is not independent under Exelon's Independence Standards for Directors. At any time during which the position of Lead Independent Director may be required but is vacant due to timing considerations, the Chair of the Corporate Governance Committee shall serve as the Lead Independent Director.

Exelon's Corporate Governance Principles provide a full outline of the responsibilities for each of the Board Chair, Chief Executive Officer, and any Lead Independent Director.

Board Committees

In 2017, six standing Committees assisted the Board in carrying out its duties: the Audit Committee, the Compensation and Leadership Development Committee, the Corporate Governance Committee, the Finance and Risk Committee, the Generation Oversight Committee and the Investment Oversight Committee. The Board Chair and CEO may attend all Committee meetings. All Committees meet regularly in executive session without management.

Committee membership and principal responsibilities for each Committee is described below:

	Audit	Compensation and Leadership Development	Corporate Governance	Finance and Risk	Generation Oversight	Investment Oversight
Anderson	C			👤	👤	
Berzin	👤			👤		
Crane				👤	👤	👤
de Balmann		C	👤	👤		
DeBenedictis			👤	👤	👤	
Gioia				👤 [1]	👤 [1]	
Jojo		👤		👤		
Joskow	👤			👤		👤
Lawless		👤	C	👤		
Mies	👤			👤	C	
Rogers			👤	👤 [2]		C
Shattuck				👤	👤	👤
Steinour	👤			C		
Meetings in 2017	**6**	**5**	**4**	**4**	**4**	**2**

C Chair

👤 Member

Notes:

[1] Ms. Gioia will serve on the Finance and Risk and Generation Oversight Committees through the end of her tenure.

[2] Mr. Rogers served on the Finance and Risk Committee until April 2017 .

Each Committee is governed by a Board-approved charter stating its responsibilities. Each charter is reviewed annually and updated, as appropriate, to address changes in regulatory requirements, authoritative guidance, evolving oversight practices and investor feedback. The charters were last amended on January 30, 2018, and are available on the Exelon website at www.exeloncorp.com on the Governance page under the Investors tab. The charters are available in print to any shareholder who requests a copy from Exelon's Corporate Secretary as described on page 80 of this proxy statement.

Audit Committee
Meetings in 2017: 6

Independence: The Audit Committee is composed entirely of independent Directors.

Report: Pages 42-43

Primary Responsibilities:

The Audit Committee's primary responsibility is to assist the Board of Directors in fulfilling its responsibility to oversee and review the quality and integrity of the Company's financial statements and internal controls over financial reporting, the independent auditor's qualifications and independence, and the performance of the Company's internal audit function and of its independent auditor.

The Board of Directors has determined that each of the members of the Audit Committee is an "Audit Committee Financial Expert" for purposes of the SEC's rules.

The Audit Committee's principal duties include:

- Having sole authority to appoint, retain, or replace the independent auditor, subject to shareholder ratification, and to oversee the independence, compensation and performance of the independent auditor;

- Reviewing financial reporting and accounting policies and practices;

- Overseeing the work of the internal auditor and reviewing internal controls;

- With the advice and assistance of the Finance and Risk Committee, reviewing in a general manner the processes by which Exelon assesses and manages enterprise risk; and

- Reviewing policies and procedures with respect to internal audits of officers' and Directors' expenses, compliance with Exelon's Code of Business Conduct, and the receipt and response to complaints regarding accounting, internal controls or auditing matters.

Compensation and Leadership Development Committee

Meetings in 2017: 5

Independence: The Compensation and Leadership Development Committee is composed entirely of independent Directors.

Report: Page 62

Primary Responsibilities:

The primary responsibilities of the Committee are to:

- Assist the Board in the establishment of performance criteria, evaluation, and compensation setting for the CEO;

- Approve the compensation program design and plans for the compensation of all executive officers of Exelon, other than the CEO;

- Review and discuss with management Compensation Discussion and Analysis (CD&A) for inclusion in the Company's annual proxy statement and determine whether to recommend to the Board the inclusion of CD&A in the annual proxy statement;

- Prepare or cause to be prepared the Compensation Committee Report for inclusion in the annual proxy statement; and

- Develop leadership and succession planning policies and criteria for the Company.

The Compensation and Leadership Development Committee is responsible for setting the Company's general policy regarding executive compensation to ensure that compensation levels and performance targets for Exelon and its subsidiaries are consistent with Exelon's compensation philosophy and aligns with its strategic and operating objectives.

The Committee is careful to set goals that are sufficiently difficult to meaningfully incent management performance. In setting the goals, the Committee takes into account input from the Company's executive officers.

The Committee develops recommendations for the CEO's compensation and collaborates with the Board Chair and Corporate Governance Committee to determine the CEO's compensation in light of the performance achieved against criteria established by the Board. The Chairs of the Corporate Governance and Compensation and Leadership Development Committees sit on each other's Committees, which is helpful in the process for evaluating the performance and setting the compensation for the CEO.

The Compensation and Leadership Development Committee has delegated authority to the CEO to make off-cycle equity awards to eligible employees of up to 600,000 shares in the aggregate, and 20,000 shares per recipient in any year. Eligible employees include those below the level of Executive Vice President of Exelon and who are not subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934, or were subject to the limitations of Internal Revenue Code Section 162(m) prior to the Tax Cuts and Jobs Act of 2017. Any awards made under this delegated authority are reviewed and ratified by the Compensation and Leadership Development Committee.

Compensation Consultant

The Compensation and Leadership Development Committee is authorized to retain and terminate, without Board or management approval, the services of an independent compensation consultant to provide advice and assistance, as the Committee deems appropriate. The Committee has sole authority to approve the consultant's fees and other retention terms, and reviews the independence of the consultant and any other services that the consultant or the consultant's firm may provide to the Company. The compensation consultant reports directly to the Committee.

The Committee first engaged Meridian Compensation Partners, LLC (Meridian) in 2016 as its consultant after conducting a request for proposal process. In reviewing the engagement in 2017, the Committee considered the following factors and determined that Meridian continued to be an independent consultant and had no conflicts of interest:

- ✔ Meridian performed no other services for the Company or its affiliates and received no other fees from the Company other than for executive compensation consulting for the Committee and Director compensation consulting for the Corporate Governance Committee;

- ✔ The amount of fees paid by the Company to Meridian in 2017 was less than 1% of Meridian's gross annual revenues;

- ✔ Meridian has formal written policies designed to prevent conflicts of interest, including an insider trading and stock ownership policy; and

- ✔ There were no relationships between Meridian and its consultants and Exelon and its officers, Directors or affiliates.

As part of its ongoing services to the Committee, Meridian supports the Committee in executing its duties and responsibilities with respect to Exelon's executive compensation programs by providing information and advice regarding market trends and competitive compensation programs and strategies that include:

- ✔ Market data for each senior executive position, including evaluating Exelon's compensation strategy and reviewing and confirming the peer group used to prepare the market data;

- ✔ An independent assessment of management recommendations for changes in the compensation structure;

- ✔ Assisting management to ensure that the Company's executive compensation programs are designed and administered consistent with the Committee's requirements; and

- ✔ Ad hoc support, including executive compensation and related corporate governance trends.

Meridian attends meetings of the Committee when requested. The Committee may directly or indirectly request Meridian to advise on other executive and non-executive compensation-related projects. The Committee has established a process for determining whether any significant additional services will be needed and whether a separate engagement for such services is necessary.

Corporate Governance Committee

Meetings in 2017: 4

Independence: The Corporate Governance Committee is composed entirely of independent Directors.

Primary Responsibilities:

In addition to its responsibilities described elsewhere in this proxy statement, the Corporate Governance Committee's principal responsibilities include:

- ✔ Identifying individuals qualified to become Board candidates;
- ✔ Recommending Board approval of Director nominees for election at the annual meeting of shareholders;
- ✔ Developing and recommend to the Board a set of governance guidelines applicable to the Company; and
- ✔ Overseeing the evaluation processes for the Board, Committees, each Director, and the CEO.

The Committee is responsible for taking a leadership role in shaping the corporate governance practices of Exelon including amongst other things:

- ✔ Board and Committee structure and composition issues;
- ✔ Performance criteria and evaluations of the CEO and Board Chair if employed by the Company;
- ✔ Oversight of Exelon's environmental strategies, including climate change and sustainability policies;
- ✔ Delegations of authority for Exelon and its subsidiaries;
- ✔ Oversight of Exelon's efforts to promote diversity among its contractors and suppliers; and
- ✔ Recommendations with respect to Director compensation.

The Committee utilizes an independent compensation consultant to assist it in its evaluation and recommendations to the Board with respect to Director compensation. The Chairs of the Corporate Governance and Compensation and Leadership Development Committees sit on each other's Committees which is helpful in the process for evaluating the performance and setting the compensation for the CEO. The Corporate Governance Committee may utilize other consultants, such as specialized search firms, to identify candidates for Director.

As part of the Corporate Governance Committee's role in monitoring and oversight of CEO succession planning, the Committee developed an emergency CEO succession plan, which is reviewed by the Committee and the full Board annually. In addition, CEO succession is a topic on the agenda for meetings of the full Board at least twice each year.

Finance and Risk Committee

Meetings in 2017: 4

Primary Responsibilities:

The Finance and Risk Committee's purpose and responsibilities include:

- ✔ Overseeing the Company's risk management functions;
- ✔ Overseeing matters relating to the financial condition and risk exposures by Exelon;
- ✔ Monitoring the financial condition, capital structure, financing plans and programs, dividend policy, treasury policies and liquidity and related financial risk at Exelon and its major subsidiaries;
- ✔ Overseeing or appraising of the capital management and planning process, including capital investments, acquisitions and divestitures;
- ✔ Overseeing Company-wide risk management strategy, policies, procedures, and mitigation efforts, including insurance programs;
- ✔ Overseeing the strategy and performance of risk management policies relating to risks associated with marketing and trading of energy and energy-related products; and
- ✔ Reviewing and approving risk policies relating to power marketing, hedging and the use of derivatives.

The Finance and Risk Committee includes members with experience in the economics of energy, nuclear operations, banking and investment management and security, reflecting experience in dealing with the range of risks that the Company faces.

Generation Oversight Committee

Meetings in 2017: 4

Primary Responsibilities:

The Generation Oversight Committee's purpose and responsibilities include:

- ✔ Advising and assisting the full Board in fulfilling its responsibilities to oversee the safe and reliable operation of all generating facilities owned or operated by Exelon or its subsidiaries with principal focus on nuclear safety and, including those facilities in which Exelon has significant equity or operational interests;

- ✔ Overseeing the management and operation of the Company's generating facilities and the overall organizational effectiveness (both corporate and stations) of the generation operations;

- ✔ Overseeing the establishment of and compliance with policies and procedures to manage and mitigate risks associated with the security and integrity of Exelon's generation assets; and

- ✔ Reviewing environmental, health and safety issues related to the Company's generating facilities.

Investment Oversight Committee

Meetings in 2017: 2

Primary Responsibilities:

The purpose and responsibilities of the Investment Oversight Committee include:

- ✔ Overseeing the management and investment of the assets held in trusts established or maintained by the Company or any subsidiary for the purpose of funding the expense of decommissioning nuclear facilities;

- ✔ Monitoring the performance of the nuclear decommissioning trusts and the trustees, investment managers and other advisors and service providers for the trusts;

- ✔ Overseeing the evaluation, selection and retention of investment advisory and management, consulting, accounting, financial, clerical or other services with respect to the nuclear decommissioning trusts;

- ✔ Overseeing the evaluation, selection and appointment of trustees and other fiduciaries for the nuclear decommissioning trusts;

- ✔ Overseeing the administration of the nuclear decommissioning trusts; and

- ✔ Monitoring and receiving periodic reports concerning the investment performance of the trusts under the pension and post-retirement welfare plans and the investment options under the savings plans.

The Investment Oversight Committee also provides general oversight of Exelon's investment management functions. The Committee includes members with experience in investment management, investment banking and the economics of energy and serves as a resource and advisory panel for Exelon's investment management team and the Board.

Board Processes and Policies
Board, Committee, and Individual Director Evaluations

> Exelon has strong evaluation processes for its Board, six Board Committees, and individual Directors.

  

Board Evaluations

The Board conducts an annual assessment of its performance and effectiveness. The process is coordinated by the Board Chair and the chair of the Corporate Governance Committee taking into account the recommendations of the Corporate Governance Committee on the process and criteria to be used for Board, Committee, and individual Director evaluations. All Directors are interviewed by the Board Chair or the chair of the Corporate Governance Committee to discuss the following topics, among others that may arise:

- overall Board performance and areas of focus including strategic and business issues, challenges, and opportunities;
- Board meeting logistics;
- CEO, senior management and Director succession planning;
- accountability to shareholder views;
- Board Committee structure and composition;
- Board culture;
- Board composition; and
- management performance, including quality of materials, provided to the Directors.

Interviews also seek practical input on what the Board should continue doing, start doing, and stop doing. Following such interviews, the Board Chair and Chair of the Corporate Governance Committee collaborate to prepare and provide a summary of the assessment input provided and discussed with the Board.

Committee Evaluations

All six of the Board's Committees conduct annual assessments of their performance and take into consideration:

- the sufficiency of their charters;
- whether Committee members possess the right skills and experiences or whether additional education or training is required;
- whether there are sufficient meetings covering the right topics; and
- whether meeting materials are effective, among other matters.

A summary of all Committee assessment results is provided to the Corporate Governance Committee and Board for review and discussion.

Individual Director Evaluations

Individual Directors are assessed regularly taking into consideration experience, tenure, qualifications, and core competencies as well as contributions and performance. The process for individual Director performance assessments was recently strengthened to include peer and senior management input on the contributions and performance of six of the current twelve independent Directors, with the remaining six Directors undergoing such assessment next year. The Board was divided into two groups taking into account tenure and other diversity considerations to effectively and thoughtfully execute such assessments. All Directors were interviewed to provide input on each of the six Directors and four members of senior management also provided input, based on their regular interactions with Board members. Interviews were conducted by the chair of the Corporate Governance Committee in 2018, as the Board Chair volunteered to undergo assessment in 2018. Topics covered in the interviews included:

- meeting preparedness;
- meaningful and constructive participation and contributions;
- respectful, effective and candid communication skills;
- demonstrated independence;
- Company and industry knowledge;
- strategic foresight; and
- openness to new learnings and training.

Interviews also sought practical input on what Directors should continue doing, start doing, and stop doing. After discussing with the Corporate Governance Committee, the Chair of the Corporate Governance Committee collaborates with the Board Chair and feedback is conveyed separately to the individual Directors assessed for developmental opportunities.

Director Education

The Board has an orientation and onboarding program for new Directors and provides continuing education for all Directors that is overseen by the Corporate Governance Committee.

New Director Orientation	The orientation program is tailored to the needs of each new Director depending on his or her level of experience serving on other boards and knowledge of the Company or industry acquired before joining the Board. Materials provided to new Directors include information on the Company's vision, strategic direction, financial matters, corporate governance practices, Code of Business Conduct, and other key policies and practices. New Directors also meet with the CEO, senior executives and members of their staff for briefings on the executives' responsibilities, programs and challenges. New Directors are also invited for tours of various Company facilities, depending on their orientation needs. Incumbent Directors are also invited to participate in site visits.
Continuing Director Education	Continuing director education is provided during portions of Board and Committee meetings and is focused on topics necessary to enable the Board to consider effectively issues before them at that time (such as new regulatory or accounting standards). The education often takes the form of "white papers," covering timely subjects or topics, which a Director can review before the meeting and ask questions about during the meeting. The Audit Committee devotes a meeting each year to educating the Committee members about new accounting rules and standards, and topics that are necessary to having a good understanding of our accounting practices and financial statements. The Generation Oversight Committee uses site visits as a regular part of education for its members by holding each of its meetings at a different generating station (nuclear, fossil or hydro). Each Generation Oversight Committee meeting agenda includes a briefing by local plant management, a tour of the facility, and lunch with plant personnel.
Director Education Seminars	Continuing director education also involves individual Directors' attendance at education seminars and programs sponsored by other organizations. The Company covers the cost for any Director who wishes to attend external programs and seminars on topics relevant to their service as Directors.

Corporate Governance Principles

Our Corporate Governance Principles, together with the articles of incorporation, bylaws, Committee charters, and other policies and practices, provide the framework for the effective governance of Exelon. The Corporate Governance Principles address matters including the Board's responsibilities and role; Board structure, Director selection, evaluation, and other expectations; Board operations; Board Committees; and additional matters such as succession planning, executive stock ownership requirements, and our recoupment policy. The Corporate Governance Principles are reviewed periodically and were last amended in January 2018 to reflect evolving governance trends and to remain contemporary with the needs of the Company and its stakeholders.

Process for Communicating with the Board

Shareholders and other interested persons can communicate with any Director or the independent Directors as a group by writing to them, c/o Thomas S. O'Neill, Senior Vice President, General Counsel and Corporate Secretary, Exelon Corporation, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398. The Board has instructed the Corporate Secretary to review communications initially and transmit a summary to the Directors and to exclude from transmittal any communications that are commercial advertisements, other forms of solicitation, general shareholder service matters or individual service or billing complaints. Under the Board policy, the Corporate Secretary will forward to the Directors any communication raising substantial issues. All communications are available to the Directors upon request. Shareholders may also report an ethics concern with the Exelon Ethics Hotline by calling 1-800-23-Ethic (1-800-233-8442). You may also report an ethics concern via email to EthicsOffice@ExelonCorp.com.

Directors' Compensation

Stock Ownership Requirements for Directors

Under Exelon's Corporate Governance Principles, all Directors are required to own, within five years of joining the Board, at least 15,000 shares of Exelon common stock or deferred stock units or shares accrued in the Exelon common stock fund of the Directors' deferred compensation plan.

Compensation of Non-Employee Directors

The Corporate Governance Committee is responsible for reviewing and making recommendations to the Board regarding its non-employee Director compensation program. The Committee is authorized to engage outside advisors and consultants in connection with its review and analysis of Director compensation.

In making Director compensation recommendations, the Corporate Governance Committee takes various factors into consideration, including responsibilities of Directors generally, Board leadership roles such as the Board Chair and Committee Chairs, and the form and amount of compensation paid to Directors at comparable companies.

The Board targets Director compensation to be at the median level of compensation paid at the peer group of companies used to benchmark executive compensation.

For service rendered to the Company in 2017, Exelon's non-employee Directors received the compensation shown in the following table and explained in the accompanying notes.

Name	Annual Board & Committee Retainers $	Stock Awards (Description Below) $	All Other Compensation (Note 1) $	Total Compensation $
Anderson	$ 165,000	$ 145,000	$ —	$ 310,000
Berzin	125,000	145,000	15,000	285,000
de Balmann	145,000	145,000	15,000	305,000
DeBenedictis	145,000	145,000	15,000	305,000
Gioia	145,000	145,000	5,300	295,300
Jojo	125,000	145,000	15,000	285,000
Joskow	125,000	145,000	—	270,000
Lawless	135,000	145,000	—	280,000
Mies	165,000	145,000	19,722	329,722
Rogers	135,000	145,000	15,000	295,000
Shattuck	445,000	145,000	15,000	605,000
Steinour	145,000	145,000	15,000	305,000
Total All Directors	2,000,000	1,740,000	130,022	3,870,022

[1] Values in this column represent gifts made by the Company or the Exelon Foundation as the matching portion of the Director's contributions to qualified not-for-profit organizations pursuant to Exelon's matching gift plan described below in Other Compensation. For Mr. Mies, the amount also includes $4,722, the incremental cost to the Company for travel from an Exelon Board meeting to another professional engagement.

Fees Earned or Paid in Cash

The following table sets forth the components of the cash compensation paid in 2017 to Exelon's non-employee Directors.

Role	Annual Cash Retainer
Non-Employee Director	$125,000
Board Chair	300,000
Chairs of Audit Committee, Compensation and Leadership Development Committee, Finance and Risk Committee and Generation Oversight Committee	20,000
Chairs of Corporate Governance Committee and Investment Oversight Committee	10,000
Generation Oversight Committee Member, including the Chair	20,000

In December 2017, the Corporate Governance Committee reviewed a director compensation study prepared by Meridian at the request of the Committee. The Meridian study indicated that the compensation paid to some Committee chairs should be adjusted to reflect the work load and responsibilities associated with the position and was below the median for the peer group. The Meridian study otherwise confirmed that Exelon's Director compensation and Director stock ownership requirements were appropriately set at about the median level of the peer group. The Committee also determined that the compensation paid to some Committee chairs should be adjusted to reflect the work load and responsibilities associated with the position. The Committee recommended that the compensation payable to the Chairs of the Audit and Finance and Risk Committee should be increased to $25,000 per year, the compensation payable to the Chair of the Corporate Governance Committee should be increased to $20,000 per year, and the compensation payable to the Chair of the Investment Oversight Committee should be increased to $15,000 per year. The Board approved the changes in Committee chair fees to be effective as of January 1, 2018.

No additional compensation is paid for meeting attendance.

Deferred Compensation

Directors may elect to defer any portion of cash compensation described above into a non-qualified multi-fund deferred compensation plan. Under the plan, each Director has an unfunded account where the dollar balance can be invested in one or more of several mutual funds, including one fund composed entirely of Exelon common stock. Fund balances (including amounts invested in the Exelon common stock fund) are settled in cash and may be distributed in a lump sum or in annual installment payments upon a Director reaching age 65, age 72, or upon retirement from the Board. These funds are identical to those that are available to Company employees who participate in the Exelon Employee Savings Plan.

Fees Paid in Stock Awards

A significant portion of Director compensation is paid in the form of deferred stock units to align the interests of Directors with the interests of shareholders. In 2017, Exelon's non-employee Directors received deferred stock units worth $145,000 that are paid quarterly in arrears. Deferred stock units are credited to a notional account maintained on the books of the Company at the end of each calendar quarter based upon the closing price of Exelon common stock on the day the quarterly dividend is paid. Deferred stock units earn dividend equivalents at the same level and at the same time that dividends are paid on shares of Exelon common stock. Dividend equivalents are reinvested in the deferred stock accounts as additional stock units. Deferred stock units are paid out to the Directors upon the end of Board service, when they are settled in shares of Exelon common stock, leaving these amounts at risk during the Director's entire tenure on the Board.

As of December 31, 2017, the non-employee Directors held the following amounts of deferred Exelon common stock units.

Name	Total Deferred Stock Units (Note 1) (#)
Anderson	17,982
Berzin	49,116
de Balmann	59,745
DeBenedictis	40,929
Gioia	7,237
Jojo	8,810
Joskow	33,985
Lawless	63,967
Mies	30,945
Rogers	56,454
Shattuck	17,693
Steinour	34,367
Total All Directors	**421,230**

[1] Total deferred stock units includes deferred stock units from the current Exelon deferred stock unit plan and stock units deferred from the equivalent plans for Unicom Corporation and Constellation Energy Group, Inc. for Exelon Directors who previously served as Directors of those predecessor companies.

Other Compensation

Exelon Directors may bring spouses or guests to Exelon or industry related events where it is customary and expected. Exelon pays the cost of spousal or guest travel, meals, lodging and related activities when invited to attend such events. The value of this spousal or guest related travel is calculated according to IRS regulations and imputed to the Director as additional taxable income. Directors also receive reimbursement to cover the additional taxes owed on such imputed income. However, in most cases there is no direct incremental cost to Exelon of providing transportation and lodging for a Director's spouse or guest when he or she accompanies the Director, and the only additional costs to Exelon are those for meals and activities and to reimburse the Director for the taxes on the imputed income. In 2017, there were no incremental costs to the Company for such perquisites.

Exelon and the Exelon Foundation have a matching gift program available to Directors, officers and employees that matches contributions to eligible not-for-profit organizations up to $15,000 per year for Directors, $10,000 per year for executives and up to $5,000 per year for other employees.

Audit Committee Matters

Proposal 2: Ratification of PricewaterhouseCoopers LLP as Exelon's Independent Auditor for 2018

The Audit Committee and the Board of Directors have concluded that retaining PricewaterhouseCoopers LLP (PwC) is in the best interests of the Company and its shareholders based on consideration of the factors set forth in the Report of the Audit Committee on pages 42-43 of this proxy statement. Representatives of PwC will attend the annual meeting to answer questions and will have the opportunity to make a statement.

The Board recommends a vote "FOR" the ratification of PricewaterhouseCoopers LLP as Exelon's Independent Auditor for 2018.

Auditor Fees

The following table presents fees for professional audit services rendered by PwC for the audit of Exelon's annual financial statements for the years ended December 31, 2017 and 2016, and fees billed for other services rendered by PwC during those periods.

(in thousands)	Year Ended December 31,	
	2017	2016
Audit fees[1]	$28,483	$24,986
Audit related fees[2]	2,207	3,656
Tax fees[3]	1,205	1,943
All other fees[4]	379	836

[1] Audit fees include financial statement audits and reviews under statutory or regulatory requirements and services that generally only the auditor reasonably can provide, including issuance of comfort letters and consents for debt and equity issuances and other attest services required by statute or regulation.

[2] Audit related fees consist of assurance and related services that are traditionally performed by the auditor such as accounting assistance and due diligence in connection with proposed acquisitions or sales, consultations concerning financial accounting and reporting standards and audits of stand-alone financial statements or other assurance services not required by statute or regulation.

[3] Tax fees consist of tax compliance, tax planning and tax advice and consulting services, including assistance and representation in connection with tax audits and appeals, tax advice related to proposed acquisitions or sales, employee benefit plans and requests for rulings or technical advice from taxing authorities.

[4] All other fees primarily reflect accounting research software license costs.

Pre-approval Policies

The Exelon Audit Committee has a policy for pre-approval of audit and non-audit services. Under this policy, the Audit Committee pre-approves all audit and non-audit services to be provided by the independent auditor taking into account the nature, scope, and projected fees of each service as well any potential implications for auditor independence. The policy specifically sets forth services that the independent auditor is prohibited from performing by applicable law or regulation. Further, the Audit Committee may prohibit other services that in its view may compromise, or appear to compromise, the independence and objectivity of the independent auditor. Predictable and recurring audit and permitted non-audit services are considered for pre-approval by the Audit Committee on an annual basis.

For any services not covered by these initial pre-approvals, the Audit Committee has delegated authority to the Audit Committee Chair to pre-approve any audit or permitted non-audit service with fees in amounts less than $500,000. Services with fees exceeding $500,000 require full Committee pre-approval. The Audit Committee receives quarterly reports on the actual services provided by and fees incurred with the independent auditor. No services were provided pursuant to the de minimis exception to the pre-approval requirements contained in the SEC's rules.

Report of the Audit Committee

The Audit Committee's primary responsibility is to assist the Board of Directors in fulfilling its responsibility to oversee and review the quality and integrity of the Company's financial statements and internal controls over financial reporting, the independent auditor's qualifications and independence, and the performance of the Company's internal audit function and of its independent auditor.

The Audit Committee is composed entirely of independent Directors and satisfies the independence, financial experience and other qualification requirements of the New York Stock Exchange (NYSE) and applicable securities laws and regulations. The Board of Directors has determined that each of the members of the Audit Committee is an "audit committee financial expert" for purposes of the SEC's rules and also that each of the members of the Audit Committee is independent as defined by the rules of the NYSE and Exelon's Corporate Governance Principles.

Under its charter, the Audit Committee's principal duties include:

- Having sole authority to appoint, retain, or replace the independent auditor, subject to shareholder ratification, and to oversee the independence, compensation and performance of the independent auditor;
- Reviewing financial reporting and accounting policies and practices;
- Overseeing the work of the internal auditor and reviewing internal controls;
- With the advice and assistance of the Finance and Risk Committee, reviewing in a general manner the processes by which Exelon assesses and manages enterprise risk; and
- Reviewing policies and procedures with respect to internal audits of officers' and Directors' expenses, compliance with Exelon's Code of Business Conduct, and the receipt and response to complaints regarding accounting, internal controls or auditing matters.

Each member of the Audit Committee also serves on the Finance and Risk Committee. On occasion, the Audit and Finance and Risk Committees meet jointly to review areas of mutual interest between the two Committees.

The Audit Committee meets outside the presence of management for portions of its meetings to hold separate discussions with the independent auditor, the internal auditors, and the General Counsel.

The Audit Committee met six times in 2017, fulfilling its duties and responsibilities as outlined in its charter, as well as receiving periodic updates on the Company's financial performance and strategic initiatives, as well as other matters germane to its responsibilities.

Management has primary responsibility for preparing the Company's financial statements and establishing effective internal controls over financial reporting. PricewaterhouseCoopers LLP (PwC), the Company's independent auditor, is responsible for auditing those financial statements and expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles and on the effectiveness of the Company's internal controls over financial reporting based on criteria established in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

In this context, the Audit Committee has reviewed and discussed with management and PwC the Company's audited financial statements contained in the 2017 Annual Report on SEC Form 10-K, including the critical accounting policies applied by the Company in the preparation of these financial statements. The Audit Committee discussed with PwC the requirements of the Public Company Accounting Oversight Board (PCAOB), and had the opportunity to ask PwC questions relating to such matters. These discussions included the quality, and not just the acceptability, of the accounting principles utilized, the reasonableness of significant accounting judgments, and the clarity of disclosures in the financial statements.

At each of its meetings in 2017, the Audit Committee met with the Company's Chief Financial Officer and other senior members of the Company's financial management. The Audit Committee reviewed with PwC and the Company's internal auditor the overall scope and plans for their respective audits in 2017. The Audit Committee also received regular updates from the Company's internal auditor on internal controls and business risks and from the Company's General Counsel on compliance and ethics issues.

The Audit Committee met with the internal auditor and PwC, with and without management present, to discuss their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. The Audit Committee also met with the Company's General Counsel and Chief Compliance and Ethics Officer, with and without management present, to review and discuss compliance and ethics matters, including compliance with the Company's Code of Business Conduct.

On an ongoing basis, the Audit Committee considers the independence, qualifications, compensation and performance of PwC. Such consideration includes reviewing the written disclosures and the letter provided by PwC in accordance with applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence, and discussing with PwC their independence.

The Audit Committee is responsible for the approval of audit fees, and the Committee reviewed and pre-approved all fees paid to PwC in 2017. The Audit Committee has adopted a policy for pre-approval of services to be performed by the independent auditor. Further information on this policy and on the fees paid to PwC in 2017 and 2016 can be found in the section of this proxy statement titled "Ratification of PricewaterhouseCoopers LLP as Exelon's Independent Auditor for 2018." The Audit Committee periodically reviews the level of fees approved for payment to PwC and the pre-approved non-audit services PwC has provided to the Company to ensure their compatibility with independence. The Audit Committee also monitors the Company's hiring of former employees of PwC.

The Audit Committee monitors the performance of PwC's lead partner responsible for the audit, oversees the required rotation of PwC's lead audit partner and, through the Audit Committee Chair, reviews and approves the selection of the lead audit partner. In addition, to help ensure auditor independence, the Audit Committee periodically considers whether there should be a rotation of the independent auditor.

PwC has served as the Company's independent auditor since the Company's formation in 2000. As in prior years, the Audit Committee and management engaged in a review of PwC in connection with the Audit Committee's consideration of whether to recommend that shareholders ratify the selection of PwC as the Company's independent auditor for 2018. In that review, the Audit Committee considered both the continued independence of PwC and whether retaining PwC is in the best interests of the Company and its shareholders. In addition to independence, other factors considered by the Audit Committee included:

- PwC's historical and recent overall performance on the audit, including the quality of the Audit Committee's ongoing discussions with PwC;
- PwC's expertise and capability in handling the accounting, internal control, process and system risks and practices present in the Company's utility and energy generation businesses, including relative to the corresponding expertise and capabilities of other audit firms; the quality, quantity and geographic location of PwC staff, and PwC's ability to provide responsive service;
- PwC's tenure as the Company's independent auditor and its familiarity with its operations and businesses, accounting policies and practices, and internal control over financial reporting;
- the significant time commitment required to onboard and educate a new audit firm that could distract management's focus on financial reporting and internal control;
- the appropriateness of PwC's fees, relative to the Company's financial statement risk and the size and complexity of its business and related internal control environment, and compared to fees incurred by peer companies;
- an assessment of PwC's identification of its known significant legal risks and proceedings that may impair PwC's ability to perform the audit; and
- external information on audit quality and performance, including recent PCAOB reports on PwC and its peer firms.

The Audit Committee concluded that PwC is independent from the Company and its management, and has retained PwC as the Company's independent auditor for 2018. The Audit Committee and the Board believe that the continued retention of PwC is in the best interests of the Company and its shareholders and have recommended that shareholders ratify the appointment of PwC as the Company's independent auditor for 2018.

In addition, in reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board approved, that the audited financial statements be included in Exelon Corporation's Annual Report on Form 10-K for the year ended December 31, 2017, for filing with the SEC.

THE AUDIT COMMITTEE

Anthony K. Anderson, *Chair*
Ann C. Berzin
Paul L. Joskow
Richard W. Mies
Stephen D. Steinour

Executive Compensation

Proposal 3: Say-on-Pay: Advisory Vote on Executive Compensation

We provide shareholders with a say-on-pay vote every year at the annual meeting of shareholders. While the vote is non-binding, the Board and Compensation and Leadership Development Committee (referred to as the "Compensation Committee" in the Executive Compensation and Compensation Discussion and Analysis sections) take the results of the vote into consideration when evaluating the executive compensation program. Accordingly, you may vote to approve or not approve the following advisory resolution on the executive compensation of the named executive officers at the 2018 annual meeting:

> RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement for the 2018 Annual Meeting of Shareholders pursuant to the rules of the SEC, including the Compensation Discussion and Analysis, the 2017 Summary Compensation Table and the other related tables and disclosure.

The Board of Directors recommends a vote FOR this proposal for the following reasons:

- Most of compensation is performance-based and contingent on achieving financial and operational results that align the interests of executives with those of the Company's shareholders based on rigorous goals,
  - Exelon had strong financial and operational performance in 2017, achieving total shareholder return (TSR) of 15.1% that continued to build on the 2016 TSR of 32.8%.
  - The Company achieved the adoption of Zero Emission Credits (ZEC) policies in the states of New York and Illinois, thereby helping to safeguard the fair valuation of resilient and emissions-free nuclear power production in those states.
- The Company's compensation framework provides market-aligned pay opportunities that foster the attraction, motivation, engagement and retention of key talent, to drive outstanding Company performance and long-term shareholder value.
- We continued to engage with shareholders in 2017. The feedback received was positive and highly supportive of the changes we implemented in 2016 to strengthen our executive compensation program over the past two years. In particular, many investors commented favorably on the demonstrated linkage between pay and performance and the alignment of our incentive compensation goals with the Company's overall business strategies.

The Board of Directors unanimously recommends a vote "FOR" the approval of the compensation paid to the Company's named executives, as disclosed in this proxy statement.

Compensation Discussion & Analysis

"Our Committee strives to design and implement an executive compensation framework that motivates and rewards Exelon executives to achieve superior performance for the benefit of our shareholders and other key stakeholders."

Yves C. de Balmann, Chair, Compensation and Leadership Development Committee

This Compensation Discussion and Analysis (CD&A) discusses Exelon's 2017 executive compensation program. The program covers compensation for our named executive officers (NEOs) listed below:

Exelon's Named Executive Officers

CHRISTOPHER M. CRANE	**JONATHAN W. THAYER**	**WILLIAM A. VON HOENE, JR.**	**KENNETH W. CORNEW**	**DENIS P. O'BRIEN**
President and Chief Executive Officer, Exelon	Senior EVP and Chief Financial Officer, Exelon	Senior EVP and Chief Strategy Officer, Exelon	Senior EVP and Chief Commercial Officer, Exelon; President and Chief Executive Officer, Exelon Generation	Senior EVP, Exelon; Chief Executive Officer, Exelon Utilities

Executive Summary

Business and Strategy Overview, Value Proposition and Performance Highlights

Business Overview

Exelon is composed of two primary businesses:

1

Regulated Utilities

We have regulated operations that consist of six utility subsidiaries, serving approximately 10 million electricity and gas customers, more than any other company in the industry. Our operational performance is top quartile or better across numerous metrics such as the frequency and duration of outages. We have significantly improved the operational performance of PHI since the 2016 acquisition consistent with our long-term strategy to increase investment in regulated assets for the benefit of our customers.

2

Electric Generation

We also operate a competitive generation business that comprises one of the largest and cleanest electric generation businesses in the country and the largest competitive retail supply business serving wholesale, commercial, and industrial customers. We are the largest producer of emissions-free energy in the U.S. and are a best-in-class operator in terms of outage days and operating costs for our nuclear fleet.

Exelon's Value Proposition

The value proposition articulated below provides more granular insights into our long-term strategic goals and the path to achieving these goals. Our continued focus on the following five key strategic initiatives is expected to drive strong operational and financial performance. The table below demonstrates the strong link between Exelon's value proposition and the compensation components or metrics used in our executive compensation program.

Strategic Business Objective		Compensation Component or Metric
1. Regulated utility growth with utility EPS rising 6-8% and rate base growth of 7.4% annually through 2021	⟩	**Adjusted (non-GAAP) Operating EPS** • Performance measure for annual incentive **Utility Net Income** • Performance share award measure
2. Strong free cash generation and maintaining a strong balance sheet to support utility growth while also reducing debt by $3 billion over the next 4 years	⟩	**Exelon FFO/Debt** • Performance share award measure
3. Invest in utilities where we can earn an appropriate return	⟩	**Utility Return on Equity** • Performance share award measure
4. Superior operational performance to support achievement of financial objectives	⟩	**Operational Metrics** • Outage duration, outage frequency, net fleetwide capacity factor and dispatch match are performance measures for the annual incentive
5. Create sustainable value for shareholders by executing business strategy	⟩	**Relative TSR** • Modifier for performance share award

Overview of 2017 Key Achievements on Objectives

Reported below are the achievements attained on our long-term strategic goals.

Strong Financial and Operational Performance

Strategic Business Objective		2017 Results
1. Regulated utility growth with utility EPS rising 6-8% and rate base growth of 7.4% annually through 2021	⟩	• Completed 11 distribution and 6 transmission rate cases with regulatory authorities, increasing annual revenue and rate base by an expected combined $396 million
2. Strong free cash generation and maintaining a strong balance sheet to support utility growth while also reducing debt by $3 billion over the next 4 years	⟩	• Deployed targeted level of capital of $5.3 billion into our utilities to improve reliability, replace aging infrastructure, and enhance customer experience
3. Invest in utilities where we can earn an appropriate return	⟩	

4. Superior operational performance to support achievement of financial objectives	⟩	• Utilities performed largely at first quartile levels with especially strong results across key metrics:
		  • BGE, ComEd and PECO achieved 1st decile performance in the System Average Interruption Frequency Index (SAIFI)
		  • BGE and ComEd achieved 1st decile performance in the Customer Average Interruption Duration Index (CAIDI)
		  • PHI achieved best ever performance on SAIFI and CAIDI

5. Create sustainable value for shareholders by executing business strategy	⟩	• Achieved 2017 adjusted (non-GAAP) operating EPS of $2.60 • Results would have been $2.73 absent the deferral of 9 cents in Illinois zero emissions credits (ZEC) revenues given the Illinois Power Agency's decision to delay the ZEC procurement by one month, into 2018, and a 4 cent impairment due to an unexpected FERC decision regarding utility transmission formula rate mechanisms • Achieved significant judicial success in defending ZEC programs in New York and Illinois • Announced commitment to lower costs by $250 million on an annual run-rate basis by 2020

Sustainable Business Practices

Exelon's sustainability practices – including our environmental and social initiatives – are a fundamental component of our strategy and operations. We achieved significant progress against our objectives in 2017, including:

- Expanded paid leave policy to allow both women and men to meet the dual demands of work and family;
- Signed the White House Equal Pay Pledge affirming our commitment to uphold fair treatment for all of our employees and aligning with our values;
- Increased diversity spending with suppliers by $432 million (a 29% increase from the prior year) demonstrating our strong commitment to diversity and inclusion initiatives;
- 2017 awards and recognitions include: Billion Dollar Roundtable, Civic 50, Top 50 Companies for Diversity, Best Places to Work in 2017, CEO Action for Diversity & Inclusion, and UN's HeForShe;
- Exelon and our employees set a new record in corporate philanthropy and volunteerism, committing over $52 million in giving and volunteering 210,000 hours;
- Recognized as having the lowest carbon dioxide emissions of the top 20 investor owned utilities; and
- Named to the Dow Jones Sustainability Index North America for the 12th consecutive year and by Newsweek Green rankings for 9th consecutive year.

Executive Compensation Program Highlights

What We Do	What We Don't Do
✔ Pay for performance – 90% of CEO pay and an average of 81% of NEO pay is at risk ✔ Significant stock ownership requirements for Directors and executive officers – 6X base salary for CEO and 3X for other NEOs ✔ Mitigate undue risk in compensation programs (e.g., incentive awards are capped) and conduct an annual risk assessment of the compensation programs ✔ Require double-trigger for change-in-control benefits – change-in-control plus termination ✔ Retain an independent compensation consultant to advise the Compensation Committee ✔ Evaluate management succession and leadership development efforts annually ✔ Provide limited perquisites based on sound business rationale ✔ Seek shareholder feedback on executive compensation programs, engaged with holders of approximately 45% of our shares in 2017 ✔ Prohibit hedging transactions, short sales, derivative transactions or pledging of Company stock ✔ Require executive officers to trade through 10b5-1 trading plans or obtain pre-approval before trading Exelon stock ✔ Annually assess our programs against peer companies and best practices ✔ Set appropriate levels of "stretch" in incentive targets, based on industry performance and/or Exelon's business plan ✔ Provide for discretionary clawbacks of incentive compensation paid or payable to current and former executives under certain circumstances	✖ No guaranteed minimum payout of AIP or LTIP programs ✖ No employment agreements ✖ No excise tax gross-ups for change-in-control agreements ✖ No dividend-equivalents on PShares ✖ No inclusion of the value of LTIP awards in pension or severance calculations ✖ No additional credited service under supplemental pension plans since 2004 ✖ No option re-pricing or buyouts

2017 CEO Pay Outcomes

Strong CEO Pay for Performance Alignment Closely Aligned to Total Shareholder Return (TSR)

- Exelon's TSR of 52.9% for the period January 1, 2016 through December 29, 2017 outperformed the PHLX Utility Sector Index (UTY) by 20.7 percentage points.
- Chart provides a comparison of the CEO total compensation as shown in the Summary Compensation Tables of Exelon's annual proxy statements to Exelon's stock price over a five-year period beginning December 31, 2012.
- CEO pay decreased at an annualized rate of 2.9%, from $17.2 million to $14.9 million, while Exelon's stock price increased from $29.74 to $39.41 resulting in an annualized rate of increase for TSR of 10.6%.

Continued TSR Outperformance Relative to UTY in 2017

- Building on Exelon's 2016 TSR of 32.8%, we continued to deliver strong TSR performance of 15.1% in 2017, outperforming the UTY by 2.3 percentage points.
- For the three-year period beginning in 2015, Exelon trailed the UTY index, dragged down by a negative 22.1% TSR for 2015.



ONE- AND THREE-YEAR TSR GROWTH



CEO

The Compensation Committee and Board approved the following compensation for the CEO:



Pay At Risk 90.3%

LTIP 77.7% | AIP 12.6% | Base Salary 9.7%

2015-2017 PShare Payout

Three-year average performance was above target at 117.03% before the application of the TSR modifier of negative 4.94% as a result of underperforming the UTY, which resulted in an overall payout of 111.25%.

2017 AIP Award

Payout was below target, set at actual performance of 96.72%.

2017 Base Salary

No increase in salary made in 2017.

NEOs

The majority of target compensation paid to our NEOs is tied to the achievement of short- and long-term financial and operational goals. A significant portion is paid in the form of equity with all components except for salary being "at-risk."

Pay At Risk 80.8%

LTIP 62.1% | AIP 18.7% | Base Salary 19.2%



Almost 78% of our CEO's target total direct compensation is in the form of LTIP, which is nearly 6 percentage points higher than the average CEO in our peer group.

Goal Rigor

The 2017 EPS "Target" goal was set at $2.75, 7 cents above the 2016 actual results and 10 cents above the midpoint of our publicly disclosed 2017 earnings guidance range. 2017 operational metrics were set at challenging levels that corresponded to top quartile performance compared to industry standards.

Building on the 2017 goal rigor, the Compensation Committee set the adjusted (non-GAAP) operating EPS AIP target for 2018 at a level significantly higher than the Company's actual performance in 2017, which is generally aligned with the midpoint of our publicly disclosed 2018 financial guidance. For 2018, maximum targets were set at levels that outperform Company historical metrics for three of the four operational metrics:

- best-ever for Dispatch Match
- best-ever for Nuclear Fleetwide Capacity Factor
- best-ever for outage frequency results (best-in-class)
- first decile of industry standards for outage duration goals

Compensation Philosophy and Practices

Exelon's Executive Compensation Program Philosophy

The goal of our executive compensation program is to retain and reward leaders who create long-term value for our shareholders by delivering on objectives that support the Company's long-term strategic plan. The executive compensation program is constructed to attract, motivate, engage and retain the high quality leaders who can effectively manage a company of Exelon's size and complexity.

In designing the Company's executive compensation program, the Compensation Committee strives to align the incentives of our NEOs with the interests of our shareholders. This is accomplished by using metrics and adopting goals directly linked to the Company's strategy. We believe consistent execution of our strategy over multi-year periods will drive long-term shareholder value creation. Moreover our program is structured to motivate measured but sustainable and appropriate risk-taking.

Robust Goal Setting Process

Goal-setting process is competitive and well-defined	• The Compensation Committee annually reviews components, targets and payouts to ensure that they are challenging, contain appropriate stretch, and are designed to mitigate excessive risk • The Committee considers short- and long-term financial and operational results relative to our internal goals • Goals for the AIP, including Adjusted Operating EPS, are set in January • Exelon provides full-year guidance for EPS and other key financial metrics around the same time

Target levels are challenging to achieve and drive long-term growth and success	• EPS metric is aligned generally with external financial guidance
	   • Target goals are generally set near the mid-point of Exelon's full-year EPS guidance
	   • Distinguished goals are generally set above Exelon's full-year EPS guidance
	• Operational metrics are set at challenging levels (i.e., target typically corresponds to top quartile performance) compared to industry standards
	• Return and cash flow metrics are set based on internal business plan

Guiding Principles

The following principles guide and inform the Compensation Committee's efforts to deliver a highly effective executive compensation program that drives shareholder value, operational performance, and fosters the attraction, motivation, of key talent.

Manage for the Long-term The Board manages for the long-term and makes pay decisions that are in the best long-term interests of the Company and shareholders.	**Alignment with Shareholders** Compensation is directly linked to performance and is aligned with shareholders by having a majority of NEO pay at risk in both short- and long-term incentives.	**Extensive Shareholder Engagement** We engage directly with shareholders and take responsive actions to improve our compensation programs based on year-round feedback from shareholders.
Market Competitive Our NEOs' pay levels are set by taking into consideration multiple factors, including peer group market data, internal equity comparisons, experience, succession planning, performance and retention.	**Stock Ownership Guidelines** Executives are required to meet and maintain significant stock ownership requirements. Since 2016, our CEO's requirement is 6X base salary, while other NEOs are 3X base salary.	**Balance** The portion of NEO pay at risk rewards the appropriate balance of short- and long-term financial and strategic business results.

Compensation Decisions - Roles of Board, Compensation Committee and CEO

- CEO compensation decisions are made by the independent members of the Board, based on recommendation of the Compensation Committee.
- Other NEO compensation decisions are made by the Compensation Committee, based on several factors including input from the CEO and the independent compensation consultant.

Setting Target Total Direct Compensation (TDC) for the CEO...

One of the Compensation Committee's most important responsibilities is to recommend the CEO's compensation to the independent Directors of the Board. The Compensation Committee fulfills this responsibility by analyzing peer group compensation and performance data with its independent compensation consultant. The Committee also reviews the various elements of the CEO's compensation in the context of the target TDC which includes base salary, annual and long-term incentive target opportunities.

...and for Our NEOs

The Compensation Committee uses a variety of data to gauge market competitiveness, including peer group data and regression analysis. TDC can vary based on competencies and skills, scope of responsibilities, the executive's experience and performance, retention, succession planning and the organizational structure of the businesses (e.g., internal alignment and reporting relationships).

Peer Groups Used for Benchmarking Executive Compensation

We use a blended peer group for assessing our executive compensation program that consists of two sub-groups: energy services peers and general industry peers. We use a blended peer group because (1) there are not enough energy services peers with size, scale and complexity comparable to Exelon to create a robust energy services-only peer group, and (2) Exelon's market for attracting talent includes general industry peers, with recent key executives hired from companies such as Johnson & Johnson and Proctor & Gamble. When selecting general industry peers, we look for capital asset-intensive companies with size, scale and complexity similar to Exelon, and we also consider the extent to which they may be subject to the effects of volatile commodity prices similar to Exelon's sensitivity to commodity price volatility. Exelon's revenues are at the 85th percentile of the following blended peer group comprising 20 companies.

- **Energy Services** – Beginning in 2017, we included the following 11 energy services companies in our peer group even though seven of these companies had 2016 revenues that were less than half of Exelon's revenues:

American Electric Power Company, Inc.	Dominion Energy, Inc.	Duke Energy Corporation	Edison International	Entergy Corporation
FirstEnergy Corporation	NextEra Energy, Inc.	PG&E Corporation	Public Service Enterprise Group Inc.	Sempra Energy
The Southern Company				

- **General Industry** – Beginning in 2017, we included the following general industry peers in our peer group:

3M Company	Deere & Company	DowDuPont	General Dynamics Corporation	Honeywell International Inc.
International Paper Company	Marathon Petroleum Company	Northrop Grumman Corporation	Valero Energy Corporation	

In 2017, a change was made to our general industry peer sub-group. Alcoa, Hess, and Johnson Controls were removed due to corporate transactions that significantly altered their comparability to Exelon. These companies were replaced with Marathon Petroleum and Valero Energy Corporation in the general industry peer group and Sempra Energy in the energy services peer group, which the Compensation Committee deemed to better reflect the overall composition and profile of the peer group.

To account for differences in the size of the compensation peer group companies, market data is statistically adjusted using a regression analysis by the Committee's independent consultant allowing for a comparison of the compensation levels to similarly-sized companies. Each element of our NEOs' compensation is then targeted to the median of the peer group. To the extent an NEO's total compensation exceeds the peer group median, it is due to outstanding performance, critical skills, experience and tenure. If an NEO's compensation is below the median, it is generally due to underperformance against relevant metrics or reflective of an individual who is newer in his or her role.

How the Peer Group is used

- As an input in developing compensation targets and pay mix
- To assess the competitiveness of compensation and benefit programs
- Benchmarks for incentive program design
- Benchmarks for stock ownership guidelines

2017 Say-on-Pay Vote Outcome and Shareholder Engagement

The Compensation Committee regularly reviews executive compensation, taking into consideration the input received through Exelon's robust engagement program with its investors. Feedback is typically solicited throughout the year in connection with the annual meeting of shareholders and the Compensation Committee's review of the executive compensation program.

During 2017, Exelon contacted the holders of nearly 50% of our outstanding shares, representing almost two-thirds of the Company's institutional investors. We engaged with portfolio managers and governance professionals from a significant cross-section of our shareholder base, representing approximately 45% of Exelon's outstanding shares. Mr. Yves de Balmann, Chair of the Compensation Committee, participated in most of the discussions held with shareholders, and feedback received was shared with the Compensation Committee, the Corporate Governance Committee, and the Board.

Feedback received in 2017 indicated that investors remain supportive of the extensive changes made to the executive compensation program in 2016. This support was reflected in our 2017 say-on-pay vote results. At the Company's annual meeting of shareholders held in April 2017, approximately 86% of the votes cast on the Company's say-on-pay proposal voted in favor of the proposal (up from approximately 38% in 2016). No additional substantive changes were made to the executive compensation program as a result of this feedback.

Actions Implemented in 2016 Demonstrate Responsiveness to Shareholders

Annual Incentive Plan (AIP)

- ✔ Capped future payouts at target if absolute TSR is negative for 12 months
- ✔ Moved operational metrics to AIP from PShare metrics to eliminate duplicate metrics used in LTIP
- ✔ Eliminated the individual performance multiplier component

Long-Term Incentive Plan (LTIP)

- ✔ Changed PShare performance periods from annual to three-year periods to align with long-term strategic goals and initiatives and shareholder interests
- ✔ Moved EPS and operational metrics from LTIP to AIP to parallel market practices and eliminate duplicate metrics used in annual and long-term plans; adopted new PShare financial and credit metrics connected with goal to support and drive utility performance
- ✔ Amended TSR modifier to compare to UTY market index to more closely correspond with shareholder return experience, and capped payouts at target where TSR is negative for the final 12 months of the measurement period

Compensation Decisions and Rationale

2017 Compensation Program Structure

The Compensation Committee designed Exelon's 2017 compensation program to motivate and reward leaders who create long-term value for our shareholders. The primary compensation elements include fixed and variable components that include:

Pay Element	Form	Performance		Purpose
Salary	Cash	Merit Based		• Provides portion of income stability at competitive, market-based levels
Annual Incentive Plan	Cash	• 1 Year • Adjusted Operating EPS **(70%)** Operational Goals **(30%)** *Outage Duration, Outage Frequency, Net Fleetwide Capacity Factor, Dispatch Match* • TSR Cap if negative 1-year absolute TSR		• Motivates executives to achieve key annual financial and operational objectives using adjusted operating EPS and operational goals that reflect commitment to become the leading diversified energy provider • Aligns with shareholder interests by capping payouts at target if 1-year absolute TSR is negative
Long-Term Incentive Plan	Performance Shares **(67%** of LTIP)	Cumulative Performance	2017-2019 Scorecard: • Utility Earned ROE **(33.3%)** • Utility Net Income **(33.3%)** • Exelon FFO/Debt **(33.4%)** 2017-2019 Modifier: • Point-for-point relative TSR Modifier (3-year period) • TSR Cap if negative 1-year absolute TSR	• Drives executive focus on long-term goals supporting utility growth, financial results, and capital stewardship to drive behavior and align with shareholder interests • Includes relative comparison of TSR to market index and caps payout at target if absolute TSR is negative to further align with shareholder interests
	Restricted Stock **(33%** of LTIP)	Vest One-Third Per Year Over 3 Years		

2017 Target Compensation

The table below lists the target value of the compensation elements for each NEO as of December 31, 2017.

Name	Cash Compensation			Long-Term Incentives			Target Total Direct Compensation
	Base	AIP Target	Target Total Cash	RSUs 33% of LTIP	PShares 67% of LTIP	Target Total LTIP	
Crane	$1,261,000	130%	$2,900,300	$3,332,901	$6,766,799	$10,099,700	$13,000,000
Thayer	807,900	95%	1,575,405	891,526	1,810,069	2,701,595	4,277,000
Von Hoene, Jr.	886,600	100%	1,773,200	963,864	1,956,936	2,920,800	4,694,000
Cornew	883,600	100%	1,767,200	963,204	1,955,596	2,918,800	4,686,000
O'Brien	824,700	95%	1,608,165	815,376	1,655,459	2,470,835	4,079,000

Total Cash Compensation (Base Salary and Annual Incentive Program)

2017 Base Salary Review and Adjustments

Base salaries for our NEOs are set by the Compensation Committee and adjusted following an annual market assessment of peer group compensation. Base salaries may be adjusted (1) as part of the annual merit review or (2) based on a promotion or significant change in job scope. The Compensation Committee considers the results of the annual market assessment in addition to the following factors when contemplating a merit review: individual performance, scope of responsibility, leadership skills and values, current compensation, internal equity, and legacy matters.

In January 2017, the Compensation Committee approved a 2.5% increase in base salary for each NEO (excluding the CEO) effective March 1, 2017, as part of its annual merit review.

2017 Annual Incentive Program (AIP) Award Determinations

In prior years, the AIP process included the application of an individual performance multiplier to the final award determination. Some shareholders voiced concern about the use of the discretionary individual performance multiplier, so this multiplier was removed in 2016 for AIP payout determinations made in 2017.

Accordingly, for 2017 the Compensation Committee used the following process to determine 2017 AIP awards for each NEO:



Step 1	Step 2	Step 3	Step 4
Set AIP Target	**Determine Performance Factor**	**Determine Negative TSR Cap**	**Apply Final Multiplier**
• Expressed as percentage of base salary, as of 12/31/17 • CEO annual incentive target of 130% • Other NEO annual incentive targets range from 95% to 100%	• Based on 70% adjusted (non-GAAP) operating EPS and 30% operational metrics	• If Exelon's absolute TSR for the year is negative, AIP payout will be capped at target (100%)	• Multiply the target award by the lesser of (i) the performance factor or (ii) the negative TSR cap if applicable • Award can range from 0% to 200% of target (target of 100%)

2017 Performance. The following table includes the threshold, target, and distinguished or maximum performance goals and results achieved under the 2017 annual incentive plan (AIP).

Goals	Actual	Threshold	Target	Distinguished	Weighting	Weighted Payout as a % of Target
Financial (70%)						
Adjusted (non-GAAP) Operating Earnings Per Share (EPS)*	Actual: $2.60	$2.56	$2.75	$3.04	70%	42.37%
Operational (30%)						
Outage Duration (CAIDI) Calculated as the total number of customer interruption minutes divided by the total number of customer interruptions	Actual: 84	95	89	82	7.5%	12.86%
Outage Frequency (SAIFI) Calculated as the total number of customer interruptions divided by the total number of customers served	Actual: 0.65	0.90	0.78	0.67	7.5%	15.00%
Net Fleetwide Capacity Factor The weighted average of the capacity factor of all Exelon nuclear units, calculated as the sum of net generation in megawatt hours divided by the sum of the hourly annual mean net megawatt rating, multiplied by the number of hours in a period**	Actual: 93.6%	91.4%	93.4%	93.8%	7.5%	11.49%
Dispatch Match Measure the responsiveness of a fossil generating unit to the market	Actual: 98.6%	95.2%	97.2%	98.6%	7.5%	15.00%
Formulaic Performance Calculation						96.72%

* Refer to Appendix at A-1 for our rationale for using a reconciliation of adjusted (non-GAAP) operating earnings per share to GAAP earnings per share.

** Starting in 2017 we introduced a capping feature on Net Fleetwide Capacity Factor to account for the lower spot pricing for energy and to ensure that this metric is self-funding. For every incremental dollar the Company makes after achieving target performance, participants receive half.

Performance Considerations. The AIP payout was calculated at 96.72% of target, based on the following performance outcomes:

- achieved outstanding operational performance on the four metrics, including best-in-class performance for Nuclear Fleetwide Capacity Factor and best-ever SAIFI performance;
- had an absolute TSR of 15.1%, outperforming the UTY; and
- delivered solid financial performance on operating EPS at $2.60, which would have been $2.69 if the 2017 ZEC credits revenue recognition was not postponed to 2018 as explained on page 46.

In determining the final payout for all NEOs (including the CEO), the Compensation Committee and Board concluded that this was the appropriate payout to reflect overall financial and operational performance. Furthermore, the Committee and Board decided to not adjust 2017 performance for the loss of 9 cents attributable to ZEC credits that were carried forward to 2018, even though those credits were included in the 2017 target of $2.75. This 2017 target was 7 cents above the 2016 actual operating EPS.

The following table shows how the formula was applied and the actual amounts awarded. The Compensation Committee made no changes to the NEOs targets for AIP.

NEO	AIP Target	Formulaic Performance Factor	Actual Award
Crane	$1,639,300	96.72%	$1,585,531
Thayer	767,505	96.72%	742,331
Von Hoene, Jr.	886,600	96.72%	857,520
Cornew	883,600	96.72%	854,618
O'Brien	783,465	96.72%	757,767

2017 Long-Term Incentive Program (LTIP)

The Compensation Committee annually grants equity incentive awards at its meeting in January. On January 30, 2017, the Compensation Committee approved awards of restricted stock units (RSUs) and performance shares (PShares) shown in detail in the Grants of Plan-Based Awards table on page 65.

Restricted Stock Units. RSUs vest ratably over three years. Dividend equivalents with respect to RSUs are reinvested as additional RSUs, subject to the same vesting conditions as the underlying RSUs.

Performance Share Units. A target number of PShares is granted, the earning of which is contingent on performance for the subsequent three-years. Performance measures for the currently open cycles are summarized in the tables below. In addition to these financial measures, any earned award is subject to a total shareholder return modifier to compensate for relative performance achieved against the performance of the UTY index. See page 53 for the rationale behind the selection of the performance goals used for PShares.

	2015	2016	2017	2018	2019
2015-2017	**Operational Excellence (40%)**	**Earned ROE at Exelon (50%)**	**Utility Net Income (33.3%)**		
			Utility Earned ROE (33.3%)		
	Financial Management (60%)	**FFO/Debt at ExGen (50%)**	**Exelon FFO/Debt (33.4%)**		
		Average of three years of performance			
2016-2018		**Earned ROE at Exelon (50%)**	**Utility Net Income (33.3%)**		
			Utility Earned ROE (33.3%)		
		FFO/Debt at ExGen (50%)	**Exelon FFO/Debt (33.4%)**		
		Weighted average of two performance periods			
2017-2019 and future			**Utility Net Income (33.3%)**		
			Utility Earned ROE (33.3%)		
			Exelon FFO/Debt (33.4%)		
			Straight performance, no average		

Performance Share (PShare) Award Determinations

In prior years, the PShare determination process included the application of an individual performance multiplier to the final award determination. Some shareholders voiced concern about the use of the discretionary individual performance multiplier, so this multiplier was not applied to PShare payout determinations made in 2017.

Accordingly, the Compensation Committee uses the following process to determine PShare targets and awards:



Step 1

Establish PShare Target

Target set in January of the first year of the performance cycle

Step 2

Determine Performance Multiplier

Based on performance achieved over the cycle

Performance can range from 0% to 150% of target (target of 100%)

Step 3

Determine TSR Modifier

Subtract the performance of the UTY from Exelon's absolute TSR performance over the three-year performance period (e.g., 2017-2019)

Step 4

Calculate Final Multiplier

Multiply the performance multiplier by (1 + the TSR multiplier)

If Exelon's absolute TSR for the final 12 months of the measurement period is negative, PShare payout will be capped at target

Step 5

Apply Final Multiplier

Apply the final multiplier to determine the number of shares issued

Award can range from 0% to 200% of target (target of 100%) after application of the TSR modifier

2015-2017 PShare Program Payout Determination

The Compensation Committee approved a payout of 111.25%, based on the average performance of 117.03% for the 2015, 2016 and 2017 scorecards and a TSR modifier of negative 4.94% based on 2015-2017 TSR performance. The 2015, 2016 and 2017 scorecards are presented in the Appendix at A-2; the 2017 award payout calculation is presented below:

Year	Scorecard Performance	Average Performance	TSR Modifier	Overall Award Payout
2015	122.48%			
2016	125.00%	117.03%	-4.94%	111.25%*
2017	103.61%			

*   117.03% X (100%-4.94%)

2015-2017 TSR Modifier and Cap Determination



18.98%   23.92%

EXC   UTY

To address shareholder concerns received in 2016, the following modifications were made to the TSR modifier and a TSR cap was added:

- Changed TSR modifier peer group from the competitive integrated companies (Entergy, FirstEnergy, NextEra Energy, and PSEG) to the UTY
- Changed to a point-for-point approach, where the UTY's absolute TSR performance is subtracted from Exelon's absolute TSR over the three-year period
- The modifier is no longer capped (positive or negative)
- Cap payout at target if TSR is negative for the final 12 months of the measurement period

For the 2015-2017 performance period, the TSR modifier was 18.98% for Exelon minus 23.92% for the UTY, resulting in a TSR modifier of negative 4.94%. Exelon's 2017 one-year absolute TSR was 15.11% so the TSR cap was not applicable.

The following table shows how the formula was applied and the actual amounts awarded.

NEO	Target Shares		Performance Factor		Actual Award
Crane	176,221	x	111.25%	=	196,046
Thayer	48,455	x	111.25%	=	53,906
Von Hoene, Jr.	53,112	x	111.25%	=	59,087
Cornew	52,359	x	111.25%	=	58,249
O'Brien	44,307	x	111.25%	=	49,292

Because all of the NEOs have achieved 200% or more of their stock ownership targets (as described on page 59), all of their PShare awards were settled in cash. For participants who have not achieved 200% of their stock ownership target, PShare awards are settled half in shares of Exelon common stock and half in cash.

Robust Goal-Setting Process and Rigorous Targets

The Compensation Committee strives to set challenging operational and financial performance targets that drive and motivate executives to achieve short- and long-term success and to help ensure key talent is retained. The Compensation Committee selects metrics that are directly tied to the Company's operational and financial strategies and are proven measures of long-term value creation. Operational targets are benchmarked and set at the top quartile or higher as compared to industry standards. Financial targets are based on our internal business plans and external market factors.

Goal-Setting for 2018

Exelon's goal-setting process employs a multi-layer approach and analysis that incorporates a blend of objective and subjective business considerations and other analytical methods to ensure that the goals are sufficiently rigorous. Such considerations include:

- **Recent History:** Goals generally reflect a logical progression of results from the recent past
- **Relative Performance:** Performance is evaluated against a relevant group of the Company's peers
- **Strategic Aspirations:** Near- and intermediate-term goals follow a trend line consistent with long-term aspirations
- **Shareholder Expectations:** Goals are aligned with externally communicated financial guidance and shareholder expectations
- **Sustainable Sharing:** Earned awards reflect a balanced degree of shared benefits between shareholders and participants

To ensure adequate rigor for the financial targets applicable to the PShares, we conducted statistical simulations to understand the level of difficulty of our payout range. We also conducted a sensitivity analysis of reasonable value ranges for several internal and external variables that are significant drivers of performance. We also examined historical levels of deviation of Company performance compared to plan.

Example: AIP Goal Rigor

The Compensation Committee set the adjusted (non-GAAP) operating EPS AIP target for 2018 at a level significantly higher than the Company's actual performance in 2017, which is generally aligned with the midpoint of our publicly disclosed 2018 financial guidance. For 2018, maximum targets were set at levels that outperform Company historical performance for three of the four operational metrics:

- best-ever for Dispatch Match
- best-ever for Nuclear Fleetwide Capacity Factor
- best-ever for outage frequency results (best-in-class)
- first decile of industry standards for outage duration goals

PShare Goal Setting

The three-performance metrics underlying the 2018-2020 PShare awards include the following:

Utility Earned ROE (33.3%)	Utility Net Income (33.3%)	Exelon FFO/Debt (33.4%)
Average utility ROE weighted by year-end rate base	Aggregate utility adjusted (non-GAAP) operating earnings, including Corporate	Funds from operations to total debt ratio

The Utility Return on Equity (ROE) and Utility Net Income use interpolation between threshold, target, and distinguished levels of performance whereas the Funds From Operations (FFO)/Debt metric uses a "stair-step" approach with no interpolation between the performance levels. Performance will be evaluated at the end of 2020 after the completion of the three-year performance period. This is part of the transition to the three-year performance period.

PShare targets were set based on external commitments and/or probabilistic modeling. The performance scale range for the Utility Net Income and Utility ROE metrics was based on the following probability levels of achievement: 95% for threshold and 5% for distinguished and the target is aligned with projected performance. The target for Exelon FFO/Debt metric is aligned with the expectations of credit rating agencies.

Governance Features of Our Executive Compensation Programs

Stock Ownership and Trading Requirements

To strengthen the alignment of executive interests with those of shareholders, officers of the Company are required to own certain amounts of Exelon common stock by the later of (1) five years following an adjustment made to the guidelines (last adjustments made in 2012) or (2) his or her employment or promotion to a new position. As of the annual measurement date of September 30, 2017, all NEOs had exceeded 200% of their stock ownership guidelines as shown in the following chart:


Crane
Actual Ownership 17x
Required Minimum Ownership 6x
Thayer
Actual Ownership 7x
Required Minimum Ownership 3x
Von Hoene, Jr.
Actual Ownership 10x
Required Minimum Ownership 3x
Cornew
Actual Ownership 6x
Required Minimum Ownership 3x
O'Brien
Actual Ownership 7x
Required Minimum Ownership 3x

The following types of ownership count towards meeting the stock ownership guidelines: restricted shares and restricted stock units, shares held in the Exelon Deferral Plan, dividend reinvestment plan, 401(k) Employee Savings Plan, and common shares beneficially owned directly or indirectly. For additional details about NEO stock ownership, please see the Beneficial Ownership Table on page 77.

Exelon requires executive vice presidents and above who wish to sell Exelon common stock to do so only through the adoption of a stock trading plan meeting the requirements of SEC Rule 10b5-1(c). This requirement is designed to enable officers to diversify a portion of their holdings in excess of the applicable stock ownership requirements in an orderly manner as part of their personal financial plans. The use of Rule 10b5-1 stock trading plans serves to reduce the risks that such transactions will be viewed negatively or as commentary with respect to the future value of Exelon's stock. In addition, the use of Rule 10b5-1 stock trading plans are believed to reduce the potential for accusations of trading on the basis of material, non-public information, which could damage the reputation of the Company. Exelon's stock trading policy does not permit short sales, hedging or pledging.

Recoupment (Clawback) Policy

Consistent with developing best practices, the Board of Directors recently revised its recoupment policy to broaden the discretionary ability to clawback incentive compensation when deemed appropriate. Under the policy, the Board has sole discretion to recoup incentive compensation if it determines that:

- the incentive compensation was based on the achievement of financial or other results that were subsequently restated or corrected;
- the incentive plan participant engaged in fraud or intentional misconduct that caused or contributed to the need for restatement or correction;
- a lower incentive plan award would have been made to the participant based on the restated or corrected results; and
- recoupment is not precluded by applicable law or employment agreements.

The Board or Compensation Committee may also seek to recoup incentive compensation paid or payable to current or former incentive plan participants if, in its sole discretion, the Board or Compensation Committee determine that:

- the current or former incentive plan participant breached a restrictive covenant or engaged or participated in misconduct or intentional or reckless acts or omissions or serious neglect of responsibilities that caused or contributed to a significant financial loss or serious reputational harm to Exelon or its subsidiaries regardless of whether a financial statement restatement or correction of incentive plan results was required; and
- recoupment is not precluded by applicable law or employment agreements.

In addition, the terms of the annual incentive plan provide that the Compensation Committee and management may curtail awards if there is a "significant event," which is defined as a single, high-profile event caused by a failure of Exelon that is determined to have been directly or indirectly caused by a human error or poor management attention. Significant events may include a single high-profile outage or another event that may result in negative customer and media impact or a significant adverse governmental or regulatory action. The Compensation Committee may also apply negative discretion to unvested equity incentive awards if a significant event or other occurrence is determined to have a similar impact on the Company. Similarly, the terms of the long-term incentive plan provide that the Compensation Committee may amend or adjust the performance measures or other terms and conditions of outstanding awards in the event of unusual or nonrecurring events affecting the Company or its financial statements or changes in law or accounting principles.

Risk Management Assessment of Compensation Policies and Practices

The Compensation Committee reviews Exelon's compensation policies and practices as they relate to the Company's risk management practices and risk-taking incentives. In 2017, the Compensation Committee partnered with Exelon's Enterprise Risk Management group to apply the enterprise risk management policy and framework to the compensation risk assessment process to assess and validate that the controls in place continued to mitigate incentive compensation risks. Following this assessment, the Committee believes that its compensation policies and practices are not reasonably likely to have a material adverse effect on Exelon. In this regard, the Compensation Committee considered the following compensation program features in place to balance the degree of risk taking:

- the annual incentive plan includes multiple incentive performance measures with a balance of financial and non-financial metrics;
- long-term incentives include multiple vehicles and performance metrics and three-year overlapping performance periods that are aligned with long-term stock ownership requirements;
- incentive metrics, performance goals, and capital allocation require multiple approval levels and oversight;
- total compensation pay mix includes effective and market aligned balance of short- and long-term incentive compensation elements;
- incentive compensation is balanced by formulaic and discretionary funding;
- short- and long-term incentive awards contain award caps or modifiers;
- reasonable change-in-control and severance benefits are within common norms;
- clawback provisions exceed regulatory mandates; and
- consistent and meaningful stock ownership requirements create sustained and consistent ownership stakes.

Tax Consequences

Under Section 162(m) of the Internal Revenue Code (Code) applicable for tax years beginning before December 31, 2017, executive compensation in excess of $1 million paid to a CEO or other person among the three other highest compensated officers (excluding the CFO) is generally not deductible for purposes of corporate federal income taxes. However, qualified performance-based compensation, within the meaning of Section 162(m) and applicable regulations, remains deductible. Historically, the Compensation Committee's policy has been to seek to cause executive incentive compensation to qualify as "performance-based" in order to preserve its deductibility for federal income tax purposes to the extent possible.

Because it is not "qualified performance-based compensation" within the meaning of Section 162(m) applicable for tax years beginning before December 31, 2017, base salary is not eligible for a federal income tax deduction to the extent that it exceeds $1 million. Accordingly, Exelon is unable to deduct that portion of Mr. Crane's 2017 base salary in excess of $1 million. AIP awards and PShares payable to NEOs are intended to be qualified performance-based compensation under Section 162(m), and to be deductible for federal income tax purposes. Restricted stock and RSUs are not deductible by the Company for federal income tax purposes under the provisions of Section 162(m) to the extent an NEO's compensation that is not "qualified performance-based compensation" is in excess of $1 million.

In order to qualify payments under the AIP and performance share program as performance-based for Section 162(m) of the Code, the Compensation Committee uses a "plan-within-plan" two-step approach to determine the amount of the bonus payment. The first step is to fund the overall bonus pool. The pool is funded if the Company meets the pre-established performance metrics. The second step is accomplished when the Compensation Committee exercises "negative discretion" by making adjustments to the formula award funded by the overall pool. Negative discretion is used to reduce the amount funded by the pool to an amount equal to the target bonus (for AIP) or target equity (for the performance share program) adjusted for final Company performance and individual performance.

Under Section 4999 of the Code, there is an excise tax if change-in-control or severance benefits are greater than 2.99 times the five-year average amount of income reported on an individual's W-2. In April 2009, the Compensation Committee adopted a policy that no future employment or severance agreements that provide for benefits for NEOs on account of termination will include an excise tax gross-up. In 2016, the NEOs consented to the removal of the remaining legacy excise tax gross-up provisions for transactions resulting in a change-in-control, with no recompense for said removal.

On December 22, 2017, the Tax Cuts and Jobs Act (Tax Act) was signed into law, and includes significant changes to the executive compensation deduction rules in Section 162(m) of the Code. The changes include:

- expanding the covered employees as described in Section 162(m) to include the CFO, which had previously been excluded from the limitation;
- sustaining classification as a "covered employee" in perpetuity even after death through severance and post-death payments for all applicable "covered employees" identified for tax years beginning after December 31, 2016;
- removing the exception for performance-based compensation thereby making a larger portion of the executives' pay non-deductible for federal tax purposes; and
- expanding Section 162(m) to include corporations that have publicly traded equity and publicly traded debt, foreign private issuers that meet the new definition of a publicly held corporation and possibly large private C or S corporations.

The Tax Act will have expansive impacts to Exelon as our executive compensation is 60% to 65% performance-based, which may not be deductible for tax purposes beginning with the 2018 tax year. Also, Exelon has nine registrants with the SEC that could potentially fall within scope of 162(m). Without further IRS guidance clarifying technical aspects of the Tax Act, Exelon is unable to fully quantify the tax consequences of the legislation. Given the uncertainty, the SEC issued Staff Accounting Bulletin 118 which provides for a measurement period, not to extend beyond one year of the enactment date, for registrants to assess the financial impacts and report in their financial statements.

The Compensation Committee will review current executive compensation programs considering the expansive tax consequences, however the Committee will continue to focus on designing executive compensation programs that motivate executives to drive long-term performance and that align the interest of Exelon's executives with shareholders.

Report of the Compensation and Leadership Development Committee

The Compensation and Leadership Development Committee is accountable for ensuring that the decisions made about executive compensation are in the best long-term interests of our shareholders. We accomplish this objective by having robust executive compensation principles in place and considering feedback received from shareholders to continuously improve and strengthen our executive compensation programs. Input received from investors representing over 45% of Exelon's outstanding shares in 2017 was positive and resulted in no significant changes to our executive compensation program. Shareholders indicated continued satisfaction with the modifications implemented in 2016 that addressed concerns and better aligned the program with the Company's strategy.

The Compensation and Leadership Development Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained on pages 45-61 of this proxy statement. Based on such review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in the 2018 Proxy Statement.

THE COMPENSATION AND LEADERSHIP
DEVELOPMENT COMMITTEE

Yves C. de Balmann, *Chair*
Robert J. Lawless
Linda P. Jojo

Executive Compensation Data

Summary Compensation Table

Year	Salary ($)	Stock Awards ($) (Note 1)	Non-Equity Incentive Plan Compensation ($) (Note 2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (Note 3)	All Other Compensation ($) (Note 4)	Total ($)
Christopher M. Crane						
President and Chief Executive Officer, Exelon						
2017	$1,261,000	$10,099,755	$1,585,531	$1,524,765	$386,808	$14,857,859
2016	1,255,515	10,099,718	1,639,300	1,836,211	400,958	15,231,702
2015	1,224,808	9,821,055	2,072,777	2,462,551	380,054	15,961,245
Jonathan W. Thayer						
Senior Executive Vice President and Chief Financial Officer, Exelon						
2017	804,339	2,701,654	742,331	144,688	119,146	4,512,158
2016	784,802	2,701,035	1,071,368	225,160	60,504	4,842,869
2015	794,556	2,700,466	947,006	229,066	90,194	4,761,288
William A. Von Hoene Jr.						
Senior Executive Vice President and Chief Strategy Officer, Exelon						
2017	882,696	2,920,829	857,520	202,125	374,057	5,237,227
2016	831,350	3,700,342	1,237,642	216,271	198,770	6,184,375
2015	755,296	2,296,821	835,753	163,284	111,890	4,163,044
Kenneth W. Cornew						
Senior Executive Vice President and Chief Commercial Officer, Exelon; President and Chief Executive Officer, Exelon Generation						
2017	878,865	2,918,832	854,618	235,324	87,667	4,975,306
2016	857,477	2,918,043	1,233,350	231,669	93,848	5,334,387
2015	836,558	2,918,046	1,090,185	191,460	93,485	5,129,734
Denis P. O'Brien						
Senior Executive Vice President, Exelon; Chief Executive Officer, Exelon Utilities						
2017	820,293	2,470,846	757,767	295,787	134,243	4,478,936
2016	800,378	2,470,066	1,093,660	325,832	95,567	4,785,503
2015	780,874	2,469,294	994,688	239,970	86,431	4,571,257

Notes to the Summary Compensation Table

(1) The amounts shown in this column include the aggregate grant date fair value of restricted stock unit and performance share unit awards for the 2017-2019 performance period granted on January 30, 2017. The grant date fair values of the stock awards have been computed in accordance with FASB ASC Topic 718 using the assumptions described in Note 20 of the Combined Notes to Consolidated Financial Statements included in Exelon's 2017 Annual Report on Form 10-K. The performance share unit awards are subject to performance conditions. For the 2017-2019 performance share unit award, the grant date fair value and the value assuming the highest level of performance, including the maximum total shareholder return multiplier, is as follows:

	Performance Share Unit Value	
	At Target	At Maximum
Crane	$6,766,820	$13,533,640
Thayer	1,810,096	3,620,192
Von Hoene Jr.	1,956,949	3,913,898
Cornew	1,955,617	3,911,234
O'Brien	1,655,465	3,310,930

(2) The amounts shown in this column for 2017 represent payments made pursuant to the Annual Incentive Plan.

(3) The amounts shown in this column represent the change in the accumulated pension benefit for the NEOs from December 31, 2016 to December 31, 2017. None of the NEOs had above market earnings in a non-qualified deferred compensation account in 2017.

(4) All Other Compensation: The following table describes the incremental cost of other benefits provided in 2017 that are shown in this column.

ALL OTHER COMPENSATION

Name	Perquisites ($) (Note 1)	Reimbursement for Income Taxes ($) (Note 2)	Company Contributions to Savings Plans ($) (Note 3)	Company Paid Term Life Insurance Premiums ($) (Note 4)	Total ($)
Crane	$152,380	$115,639	$75,495	$43,294	$386,808
Thayer	95,636	5,959	13,990	3,561	119,146
Von Hoene Jr.	201,182	115,578	51,337	5,960	374,057
Cornew	32,759	—	51,156	3,752	87,667
O'Brien	52,543	18,409	42,164	21,127	134,243

Notes to All Other Compensation Table

(1) Amounts reported for personal benefits provided to NEOs include: (1) transportation related benefits (including personal use of corporate aircraft, fleet services, rail passenger services, parking, spousal and family travel); (2) relocation/housing and living benefits related to changes in NEOs' principal place of work as a result of regulatory commitments in connection with the 2016 acquisition of Pepco Holdings, Inc.; (3) other benefits (including personal financial planning, Company gifts, and matching charitable contributions, physical examinations, and event tickets).

- Amounts reported for the personal use of corporate aircraft are based on the aggregate incremental cost to Exelon and are calculated using the hourly incremental cost for flight services, including federal excise taxes, fuel charges, and domestic segment fees. Exelon's Board-approved policy on corporate aircraft usage includes spousal/domestic partner and other family member usage when appropriate. Associated costs for meals and other related amenities for spouse/domestic partners are covered when attendance at Company or industry-related events is customary. Exelon also provides fleet services of Company cars and driver services for NEOs and other officers enabling the performance of duties among the Company's various offices and facilities. Certain NEOs are also entitled to limited personal use of the Company's cars and drivers including commuting to work locations. Costs reported represent estimated incremental costs based upon driver wages multiplied by the average overtime rate for drivers plus an additional amount for fuel. Costs related to NEO personal use is typically imputed as additional taxable income. Amounts reported in this column for Mr. Crane include $62,389 for personal use of corporate aircraft, $50,089 for spousal travel and $13,067 for other transportation related benefits. Amounts reported for Mr. Von Hoene include $48,164 for personal use of corporate aircraft, $8,518 for spousal travel and $13,367 for other transportation related benefits. Amounts reported for Messrs. Thayer, Cornew and O'Brien include $7,943, $8,212, and $2,400 respectively, for all other transportation benefits.

- Benefits are provided to Messrs. Von Hoene, O'Brien, and Thayer, each of whom is subject to state public service commission requirements to maintain principal workplaces in the District of Columbia pursuant to regulatory order in 2016 related to obtaining approval of the acquisition of Pepco Holdings Inc. Pursuant to these legacy obligations, Exelon provides transportation and relocation/housing and living benefits. Amounts reported for Messrs. Thayer, Von Hoene and O'Brien include $64,793, $114,042 and $23,303 respectively for such benefits. Mr. Thayer's expense was paid in 2018, however was incurred in 2017.

- Limited personal financial planning benefits are provided with usage values imputed as additional taxable income. Executive officers may request Company matching gifts to qualified charitable organizations in amounts up to $10,000, and up to $15,000 for Messrs. Thayer and Cornew under the Constellation legacy policy. Executive officers may use Company-provided vendors for comprehensive physical examinations and related medical testing. Tickets to sporting or other events may be provided with values imputed as additional taxable income.

(2) Exelon provides reimbursements of tax obligations incurred when: employees are required to work outside their state of home residence and encounter double taxation in states and localities where tax credits are not permitted in home state tax filings; business-related spousal travel involves personal benefits and income is imputed to the employee and for required relocation and housing/living expenses incurred in compliance with regulatory requirements. Pursuant to our obligations under the 2016 regulatory order set forth in Note 1 above, amounts reported for Messrs. Von Hoene and O'Brien include $89,633 and $18,409 respectively related to such benefits.

(3) Each of the NEOs participated in the Company's 401(k) and Deferred Compensation Plans. The amounts represent the Company matching contributions to the NEOs' accounts.

(4) Exelon provides basic term life insurance, accidental death and disability insurance, and long-term disability insurance to all employees, including NEOs. The values shown in this column include the premiums paid during 2017 for additional term life insurance policies for the NEOs and for additional long-term disability insurance over and above the basic coverage provided to all employees.

Grants of Plan-Based Awards

| Name | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (Note 1) | | | Estimated Possible Payouts Under Equity Incentive Plan Awards (Note 2) | | | All Other Stock Awards: Number of Shares or Units (#) (Note 3) | Grant Date Fair Value of Stock and Option Awards ($) (Note 4) |
		Threshold ($)	Plan ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Crane	1/30/2017	$61,474	$1,639,300	$3,278,600					
	1/30/2017				32,186	193,117	386,234		$6,766,820
	1/30/2017							95,118	3,332,935
Thayer	1/30/2017	28,781	767,505	1,535,010					
	1/30/2017				8,610	51,658	103,316		1,810,096
	1/30/2017							25,444	891,558
Von Hoene Jr.	1/30/2017	33,248	886,600	1,773,200					
	1/30/2017				9,308	55,849	111,698		1,956,949
	1/30/2017							27,508	963,880
Cornew	1/30/2017	33,135	883,600	1,767,200					
	1/30/2017				9,302	55,811	111,622		1,955,617
	1/30/2017							27,489	963,215
O'Brien	1/30/2017	29,380	783,465	1,566,930					
	1/30/2017				7,874	47,245	94,490		1,655,465
	1/30/2017							23,270	815,381

Notes to Grants of Plan-Based Awards Table

[1] All NEOs have annual incentive plan target opportunities based on a fixed percentage of their base salary. Under the terms of the AIP, threshold performance earns 50% of the respective target, while performance at plan earns 100% of the respective target and the maximum payout is capped at 200% of target. For additional information about the terms of these programs, see Compensation Discussion and Analysis above.

[2] NEOs have a long-term performance share unit target opportunity that is a fixed number of performance share units commensurate with the officer's position. The possible payout at threshold for performance share unit awards was calculated at 16.67% of target. The possible maximum payout for performance share units was calculated at 150% of target, with an uncapped total shareholder return multiplier, capped at 200% of target. For additional information about the terms of this program, see discussion starting on page 56.

[3] This column shows restricted stock unit awards made during the year. The vesting dates of the awards are provided in footnote 2 to the Outstanding Equity Table below.

[4] This column shows the grant date fair value, calculated in accordance with FASB ASC Topic 718, of the performance share unit awards and restricted stock units granted to each NEO during 2017. Fair value of performance share unit awards granted on January 30, 2017 are based on an estimated payout of 100% of target.

Outstanding Equity Awards at Year End

Name	Option Awards (Note 1)				Stock Awards			
	Number of Securities Underlying Unexercised Options That Are Exercisable (#)	Number of Securities Underlying Unexercised Options That Are Not Exercisable (#)	Option Exercise or Base Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Yet Vested (#) (Note 2)	Market Value of Shares or Units of Stock That Have Not Yet Vested Based on 12/31 Closing Price $39.41 ($) (Note 2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#) (Note 3)	Equity Incentive Plan Awards: Market or Payout Value or Unearned Shares, Units or Other Rights That Have Not Yet Vested ($) (Note 3)
Crane	285,000	—	$ 39.21	2-Apr-2022	414,685	$16,342,736	884,526	$34,859,170
	94,000	—	43.40	24-Jan-2021				
	53,000	—	46.09	24-Jan-2020				
	49,000	—	56.51	26-Jan-2019				
	28,000	—	73.29	27-Jan-2018				
Thayer	97,000	—	39.81	12-Mar-2022	142,633	5,621,167	236,578	9,323,539
	175,946	—	39.24	24-Feb-2022				
	125,429	—	32.46	25-Feb-2021				
	67,304	—	37.71	26-Feb-2020				
	8,676	—	101.05	21-Feb-2018				
Von Hoene Jr.	88,000	—	39.81	12-Mar-2022	138,225	5,447,447	248,826	9,806,233
	67,000	—	43.40	24-Jan-2021				
	33,000	—	46.09	24-Jan-2020				
	25,200	—	56.51	26-Jan-2019				
	19,000	—	73.29	27-Jan-2018				
Cornew	70,000	—	39.81	12-Mar-2022	151,697	5,978,379	255,590	10,072,802
	26,000	—	43.40	24-Jan-2021				
	13,300	—	46.09	24-Jan-2020				
	14,900	—	56.51	26-Jan-2019				
	11,000	—	73.29	27-Jan-2018				
O'Brien	102,000	—	39.81	12-Mar-2022	102,998	4,059,151	216,356	8,526,590
	49,000	—	43.40	24-Jan-2021				
	27,000	—	46.09	24-Jan-2020				
	30,700	—	56.51	26-Jan-2019				
	22,000	—	73.29	27-Jan-2018				

Notes to Outstanding Equity Table

[1] Non-qualified stock options were granted to NEOs pursuant to the Company's long-term incentive plans. Awards vest in four equal increments, beginning on the first anniversary of the grant date. All awards expire on the tenth anniversary of the grant date. For Mr. Thayer, stock options granted prior to March 12, 2012 were granted under the Constellation Energy Group Inc. Long Term Incentive Plan and were converted into the equivalent right to receive Exelon common stock. The number of stock options received upon conversion is equal to the original number of Constellation stock options multiplied by the merger exchange ratio (0.93) and rounded down to the nearest whole share. The exercise price for each converted share is equal to the original Constellation exercise price divided by the exchange ratio (0.93), rounded up to the nearest whole cent.

[2] The amount shown includes unvested restricted stock unit (RSU) awards and the performance share unit (PShare) award earned for the performance period beginning January 1, 2015 and ending December 31, 2017, which vested on January 29, 2018. The unvested restricted stock unit awards are composed of the final third of the award made in January 2015, which vested on January 29, 2018; two-thirds of the award made in January 2016, half of which vested on January 29, 2018 and half of which will vest on the date of the Compensation Committee's first regular meeting in 2019; and the full award granted on January 30, 2017, one-third of which vested on January 29, 2018 and one-third of which will vest on the date of each of the Compensation Committee's first regular meetings in

2019 and 2020, respectively. All RSU awards accrue additional shares through automatic dividend reinvestment. For Mr. Thayer and Mr. Cornew, the amount shown also includes an award of 30,000 retention stock units granted on January 28, 2013 which vested on January 28, 2018. For Mr. Von Hoene, the amount shown also includes an award of 20,000 retention stock units granted on October 21, 2013 that will vest on October 21, 2018. All shares are valued at $39.41, the closing price on December 29, 2017.

(3) The amount shown includes the target PShare awards granted on January 26, 2016 for the performance period ending December 31, 2018 and the target PShare awards granted on January 30, 2017 for the performance period ending December 31, 2019. These awards have been increased to reflect the highest level of performance for the period, 200%. All shares are valued at $39.41, the closing price on December 29, 2017.

Option Exercises and Stock Vested

Name	Option Awards		Stock Awards (Note 1)	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Crane	—	$ —	378,031	$13,246,197
Thayer	167,669	2,809,042	104,613	3,665,638
Von Hoene Jr.	—	—	99,549	3,488,202
Cornew	—	—	113,013	3,959,985
O'Brien	—	—	95,686	3,352,831

Notes to Option Exercises and Stock Vested Table

(1) Share amounts are composed of the following tranches of prior awards that vested on January 30, 2017: the PShare awards granted for the period January 1, 2014 through December 31, 2016; the final third of the RSU awards granted in January 2014, the second third of the RSU awards granted in January 2015 (including a supplemental grant made to Mr. Thayer in July 2014) and the first third of the RSU awards granted in January 2016. All of these awards were valued at $35.04 upon vesting.

Pension Benefits

Exelon sponsors the Exelon Corporation Retirement Program, a traditional defined benefit pension plan that covers certain management employees who commenced employment prior to January 1, 2001 and certain collective bargaining unit employees. The Exelon Corporation Retirement Program includes the Service Annuity System (SAS), which is the legacy ComEd pension plan. Effective January 1, 2001, Exelon also established two cash balance defined benefit pension plans to reduce future retirement benefit costs and provide an option that is portable as the Company anticipated a workforce that was more mobile than the traditional utility workforce. The cash balance defined benefit pension plans cover management employees and certain collective bargaining unit employees hired on or after such date, as well as certain management employees hired prior to such date who elected to participate in a cash balance plan. Legacy Constellation employees participate in the Pension Plan of Constellation Energy Group, Inc. (Constellation Pension Plan). The Constellation Pension Plan includes a traditional pension formula referred to as the Enhanced Traditional Plan (ETP) and a Pension Equity Plan (PEP). Employees hired before January 1, 2000 participate in the ETP. Employees hired on or after January 1, 2000 and employees hired before that date who elected to do so participate in the PEP. Each of these plans is intended to be tax-qualified under Section 401(a) of the Code. An employee can participate in only one of the qualified pension plans.

For NEOs participating in the SAS, the annuity benefit payable at normal retirement age is equal to the sum of 1.25% of the participant's earnings as of December 25, 1994, reduced by a portion of the participant's Social Security benefit as of that date, plus 1.6% of the participant's highest average annual pay, multiplied by the participant's years of credited service (up to a maximum of 40 years). Pension-eligible compensation for the SAS's Final Average Pay Formula includes base pay and annual incentive awards. Benefits under the SAS are vested after five years of service.

The "normal retirement age" under the SAS is 65. The plan also offers an early retirement benefit prior to age 65, which is payable if a participant retires after attainment of age 50 and completion of 10 years of service. The annual pension payable under the plan is determined as of the early retirement date, reduced by 2% for each year of payment before age 60 to age 58, then 3% for each year before age 58 to age 50. In addition, under the SAS, the early retirement benefit is supplemented prior to age 65 by a temporary payment equal to 80% of the participant's estimated monthly Social Security benefit. The supplemental benefit is partially offset by a reduction in the regular annuity benefit.

Under the cash balance pension plan, a notional account is established for each participant, and the account balance grows as a result of annual benefit credits and annual investment credits. (Employees who participated in the SAS prior to January 1, 2001 and elected to participate in the cash balance plan also have a frozen transferred benefit from the former plan, and received a "transition" credit based on their age, service and compensation at the time of transfer.) Beginning January 1, 2008, the annual benefit credit under the plan is 7% of base pay and annual incentive award and beginning January 1, 2013 for employees hired on or after such date, the annual benefit credit is equal to a percentage of base pay and annual incentive award which varies between 3% and 8%, based upon age. Beginning in 2017, the annual investment credit is the third segment spot rate of interest on long-term investment grade corporate bonds. The segment rate will be determined as of November of the year for which the cash balance account receives the investment credit. Cash balance participants with pre-2008 balances receive an additional benefit credit ranging from 0.5% to 3.5% based on their pre-2008 service. Also, beginning in 2017, account balances for employees hired prior to January 1, 2013 will be subject to a minimum investment credit of 4%. For employees hired on or after January 1, 2013, the annual investment credit is the second segment spot rate of interest on long-term corporate bonds, determined as of November of the year for which the cash balance account receives the investment credit, subject to a minimum annual investment credit rate of 3.8% and a maximum annual investment credit rate of 7%. Benefits are vested after three years of service, and are payable in an annuity or a lump sum at any time following termination of employment. Apart from the benefit credits and the vesting requirement, and as described above, years of service are not relevant to a determination of accrued benefits under the cash balance pension plans.

For NEOs who participate in the PEP, a lump sum benefit amount is computed based on covered earnings multiplied by a total credit percentage. Covered earnings are equal to the average of the highest three of the last five twelve-month periods' base pay plus annual incentive awards. The total service credit percentage is equal to the sum of the credit percentages based on the following formula: 5% per year of service through age 39, 10% per year of service from age 40 to age 49, and 15% per year of service after age 49. No benefits are available under the PEP until a participant has at least three years of vesting service. Benefits payable under the PEP are paid as an annuity unless a participant elects a lump sum within 60 days after separation.

The Code limits to $270,000 the individual 2017 annual compensation that may be taken into account under the tax-qualified retirement plan. As permitted by Employee Retirement Income Security Act, Exelon sponsors three supplemental executive retirement plans (or SERPs) that allow the payment to a select group of management or highly-compensated individuals out of its general assets of any benefits calculated under provisions of the applicable qualified pension plan which may be above these limits. The SERPs offer a lump sum as an optional form of payment, which includes the value of the marital annuity, death benefits and other early retirement subsidies at a designated interest rate. The interest rate applicable for distributions to participants in the SAS in 2017 is 3.11%. For participants in the cash balance pension plan and the PEP, the lump sum is the value of the non-qualified account balance. The values of the lump sum amounts do not include the value of any pension benefits covered under the qualified pension plans, and the methods and assumptions used to determine the non-qualified lump sum amount are different from the assumptions used to generate the present values shown in the tables of benefits to be received upon retirement, termination due to death or disability, involuntary separation not related to a change in control, or upon a qualifying termination following a change in control which appear later in this proxy statement.

Under the terms of the SERPs, participants are provided the amount of benefits they would have received under the SAS, cash balance plan, ETP or PEP, as applicable, but for the application of the Code limits. In addition, certain executives previously received grants of additional credited service under a SERP. In particular, in 1998, Mr. Crane received an additional 10 years of credited service through September 28, 2008, the date of his tenth anniversary, as part of his employment offer that provided one additional year of service credit for each year of employment to a maximum of 10 additional years.

As of January 1, 2004, Exelon does not grant additional years of credited service to executives under the SERP for any period in which services are not actually performed, except that up to two years of service credits may be provided upon a qualifying termination of employment under severance or change in control agreements first entered into after such date, and performance-based grants or grants which make up for lost pension benefits from another employer may be (but have not been) provided. Service credits previously available under employment, change in control or severance agreements or arrangements (or any successor arrangements) are not affected by this policy.

The amount of the change in the pension value for each of the NEOs is the amount included in the Summary Compensation Table above. The present value of each NEO's accumulated pension benefit is shown in the following tables. The present value for cash balance and PEP participants is the account balance. The assumptions used in estimating the present values for SAS participants include the following: pension benefits are assumed to begin at each participant's earliest unreduced retirement age; the SERP lump sum amounts are determined using the rate of 5% for SAS participants at the assumed retirement age; the lump sum amounts are discounted from the assumed retirement date at the applicable discount rates of 4.04% as of December 31, 2016 and 3.62% as of December 31, 2017; and the applicable mortality tables. The applicable mortality table is the RP 2000-based table projected generationally using Exelon's best estimate of long-term mortality improvements. The December 31, 2017 mortality table is consistent with the mortality used in the Exelon December 31, 2017 pension disclosure.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Crane [1]	SAS	19.26	$ 1,312,415	$—
	SERP	29.26	16,757,102	—
Thayer	PEP	15.00	293,333	—
	SERP	15.00	1,608,131	—
Von Hoene Jr.	Cash Balance	15.93	418,264	—
	SERP	15.93	1,267,201	—
Cornew	Cash Balance	23.59	706,119	—
	SERP	23.59	1,194,380	—
O'Brien	Cash Balance	35.51	1,514,210	—
	SERP	35.51	2,034,833	—

[1] Based on discount rates prescribed by the SEC proxy disclosure guidelines, Mr. Crane's non-qualified SERP present value is $16,757,102. Based on lump sum plan rates for immediate distributions under the non-qualified plan, the comparable lump sum amount applicable for service through December 31, 2017 is $22,976,599. Note that, in any event, payments made upon termination may be delayed by six months in accordance with U.S. Treasury Department guidance.

Deferred Compensation Programs

Exelon offers deferred compensation plans to permit the deferral of certain cash compensation to facilitate tax and retirement planning and satisfaction of stock ownership requirements for executives and key managers. Exelon maintains non-qualified deferred compensation plans that are open to certain highly-compensated employees, including the NEOs.

The Exelon Deferred Compensation Plan is a non-qualified plan that permits legacy Exelon executives and key managers to defer receipt of base compensation and the Company to credit related matching contributions that would have been contributed to the Exelon Corporation Employee Savings Plan (the Company's tax-qualified 401(k) plan) but for the applicable limits under the Code. The Constellation Deferred Compensation Plan is a non-qualified plan that permits legacy Constellation executives to defer receipt of base compensation and the Company to credit related matching contributions that would have been contributed to the Exelon Corporation Employee Savings Plan. The Deferred Compensation Plans permit participants to defer taxation of a portion of their income. The Exelon Deferred Compensation Plan benefits the Company by deferring the payment of a portion of its compensation expense, thus preserving cash.

The Exelon Employee Savings Plan is intended to be tax-qualified under Sections 401(a) and 401(k) of the Code. The Constellation Energy Group Employee Savings Plan was merged into Exelon's Employee Savings Plan as of July 1, 2014. Exelon maintains the Employee Savings Plan to attract and retain qualified employees, including the NEOs, and to encourage employees to save some percentage of their cash compensation for their eventual retirement. The Employee Savings Plan permits employees to do so, and allows the Company to make matching contributions in a relatively tax-efficient manner. The Company maintains the excess matching feature of the Deferred Compensation Plans to enable key management employees to save for their eventual retirement to the extent they otherwise would have were it not for the limits established by the IRS.

The Stock Deferral Plan is a non-qualified plan that permitted legacy Exelon executives to defer performance share units prior to 2007.

The following table shows the amounts that NEOs have accumulated under both the Deferred Compensation Plans and the Stock Deferral Plan. The Exelon Deferred Compensation and Stock Deferral Plans were closed to new deferrals of base pay (other than excess Employee Savings Plan deferrals), annual incentive payments or performance share unit awards in 2007, and participants were granted a one-time election to receive a distribution of their accumulated balance in each plan during 2007. Existing balances will continue to accrue dividends or other earnings until payout upon termination. Balances in the Deferred Compensation Plan will be settled in cash upon the termination event selected by the officer and will be distributed either in a lump sum, or in annual installments. Share balances in the Stock Deferral Plan continue to earn the same dividends that are available to all shareholders, which are reinvested as additional shares in the plan. Balances in the plan are distributed in shares of Exelon stock in a lump sum or installments upon termination of employment.

The Deferred Compensation Plans continue in effect for those officers who participate in the Employee Savings Plan and who reach their statutory contribution limit during the year. After this limit is reached, their elected payroll contributions and Company matching contribution will be credited to their accounts in the Deferred Compensation Plans. The investment options under the Deferred Compensation Plans consist of a basket of investment fund benchmarks substantially the same as those funds available through the Employee Savings Plan. Deferred amounts represent unfunded unsecured obligations of the Company.

Name	Executive Contributions in 2017 ($) (Note 1)	Registrant Contributions in 2017 ($) (Note 2)	Aggregate Earnings in 2017 ($) (Note 3)	Aggregate Withdrawals/ Distributions ($) (Note 4)	Aggregate Balance at 12/31/17 ($) (Note 4)
Crane	$106,700	$63,999	$195,133	$—	$1,681,456
Thayer	—	—	—	—	—
Von Hoene Jr.	42,966	35,405	74,397	—	608,232
Cornew	28,887	35,107	68,855	—	479,474
O'Brien[5]	37,746	28,390	421,661	—	3,136,200

[1] The full amount shown for executive contributions is included in the base salary figures for each NEO shown above in the Summary Compensation Table.

[2] The full amount shown under registrant contributions is included in the Company contributions to savings plans for each NEO shown above in the All Other Compensation Table.

[3] The amount shown under aggregate earnings reflects the NEO's gain or loss based upon the individual allocation of his notional account balance into the basket of mutual fund benchmarks. These gains or losses do not represent current income to the NEO and have not been included in any of the compensation tables shown above.

[4] For all NEOs the aggregate balance shown includes those amounts, both executive contributions and registrant contributions, that have been disclosed either as base salary as described in Note 1 or as Company contributions under all other compensation as described in Note 2 for the current fiscal year ending December 31, 2017. For Mr. Crane, all executive and registrant contributions included in the aggregate balance have previously been disclosed in Summary Compensation Tables. Mr. Thayer did not participate in the plan during 2017.

[5] For Mr. O'Brien the amounts shown for aggregate earnings in 2017 and aggregate balance at December 31, 2017 also include the aggregate earnings and aggregate balance respectively of his Stock Deferral Plan account.

Potential Payments upon Termination or Change in Control

Change in control employment agreements and severance plan covering named executive officers

Background

The Compensation Committee reviews Exelon's change in control and severance benefits policies to ensure that they are consistent with competitive practice and reasonable. In reviewing the policies, the Compensation Committee considers the advice of its compensation consultant. The Exelon benefits currently include multiples of change in control benefits ranging from two times base salary and annual bonus for corporate and subsidiary vice presidents to 2.99 times base salary and annual bonus for the CEO, executive vice presidents, presidents of certain business units and select senior vice presidents. In April 2009, the Compensation Committee adopted a policy that Exelon would not include excise tax gross-up payment provisions in senior executive employment, change in control, or severance plans, programs or agreements that are entered into, adopted or materially amended on or after April 2, 2009 (other than renewals of existing arrangements that are not materially amended or arrangements assumed pursuant to a corporate transaction). In October 2016, the NEOs covered by change in control agreements entered into prior to April 2, 2009, which provided for potential excise tax gross-up payments, agreed to waive those payments and the agreements were later amended to remove such gross-up payments. Therefore, no NEO is currently entitled to an excise tax gross-up payment upon any termination of employment from Exelon.

NEOs have entered into individual change in control employment agreements, which generally protect such executives' position and compensation levels for two years after a change in control of Exelon. The agreements are initially effective for a period of two years, and provide for a one-year extension each year thereafter until cancellation or termination of employment.

Quantification of Payments upon a Change in Control

During the 24-month period following a change in control, or, during the 18-month period following another significant corporate transaction affecting the executive's business unit in which Exelon shareholders retain between 60% and 66⅔% control (a significant acquisition), if a NEO resigns for good reason or if the executive's employment is terminated by Exelon other than for cause or disability, the executive is entitled to the following:

- the executive's annual incentive and PShare awards for the year in which termination occurs;
- severance payments equal to 2.99 times the sum of (1) the executive's base salary plus (2) the higher of the executive's target annual incentive for the year of termination or the executive's average annual incentive award payments for the two years preceding the termination, but not more than the annual incentive for the year of termination based on actual performance before the application of negative discretion;
- a benefit equal to the amount payable under the SERP determined as if (1) the SERP benefit were fully vested, (2) the executive had 2.99 additional years of age and years of service (2.0 years for executives who first entered into such agreements after 2003 or do not have such agreements) and (3) the severance pay constituted covered compensation for purposes of the SERP;
- a benefit equal to the actuarial equivalent present value of any non-vested accrued benefit under Exelon's qualified defined benefit retirement plan;
- all previously-awarded stock options, PShares, RSUs, or restricted shares become fully vested, and the stock options remain exercisable until the earlier of the fifth anniversary of the executive's termination date or the option's expiration date;
- life, disability, accident, health and other welfare benefit coverage continues during the severance pay period on the same terms and conditions applicable to active employees, followed by retiree health coverage if the executive has attained at least age 50 and completed at least 10 years of service (or any lesser eligibility requirement then in effect for regular employees); and
- outplacement and financial planning services for at least 12 months.

The change in control benefits are also provided if the executive is terminated other than for cause or disability, or terminates for good reason (1) after a tender offer or proxy contest commences, or after Exelon enters into an agreement which, if consummated, would cause a change in control, and within one year after such termination a change in control does occur, or (2) within two years after a sale or spin-off of the executive's business unit in contemplation of a change in control that actually occurs within 60 days after such sale or spin-off (a disaggregation).

A change in control under the individual change in control employment agreements generally occurs:

- when any person acquires 20% of Exelon's voting securities;
- when the incumbent members of the Exelon Board (or new members nominated by a majority of incumbent Directors) cease to constitute at least a majority of the members of the Exelon Board;
- upon consummation of a reorganization, merger or consolidation, or sale or other disposition of at least 50% of Exelon's operating assets (excluding a transaction where Exelon shareholders retain at least 60% of the voting power); or
- upon shareholder approval of a plan of complete liquidation or dissolution.

The term good reason under the individual change in control employment agreements generally includes any of the following occurring within two years after a change in control or disaggregation or within 18 months after a significant acquisition:

- a material reduction in salary, incentive compensation opportunity or aggregate benefits, unless such reduction is part of a policy, program or arrangement applicable to peer executives;
- failure of a successor to assume the agreement;
- a material breach of the agreement by Exelon; or
- any of the following, but only after a change in control or disaggregation: (1) a material adverse reduction in the executive's position, duties or responsibilities (other than a change in the position or level of officer to whom the executive reports or a change that is part of a policy, program or arrangement applicable to peer executives) or (2) a required relocation by more than 50 miles.

The term cause under the change in control employment agreements generally includes any of the following:

- refusal to perform or habitual neglect in the performance of duties or responsibilities or of specific directives of the officer to whom the executive reports which are not materially inconsistent with the scope and nature of the executive's duties and responsibilities;
- willful or reckless commission of acts or omissions which have resulted in or are likely to result in a material loss or material damage to the reputation of Exelon or any of its affiliates, or that compromise the safety of any employee;
- commission of a felony or any crime involving dishonesty or moral turpitude;
- material violation of the code of business conduct, or of any statutory or common-law duty of loyalty; or
- any breach of the executive's restrictive covenants.

If the amount payable to a NEO under a change in control agreement, inclusive of other parachute payments, would cause an excise tax to be imposed under Section 4999 of the Code, the payments to such executive shall be reduced to the maximum amount below which no such tax is imposed or, if the payment without such reduction would leave the executive with a greater amount after payment of such excise taxes, then no such reduction shall be applied.

If a NEO resigns for good reason or is terminated by Exelon other than for cause or disability, in each case under circumstances not involving a change in control or similar provision described above, the NEO may be eligible for the following non-change in control benefits under the Exelon Corporation Senior Management Severance Plan:

- prorated payment of the executive's annual incentive and performance share unit awards for the year in which termination occurs;
- for a 24 month severance period, continued payment of an amount representing base salary and target annual incentive;
- a benefit equal to the amount payable under the SERP determined as if the severance payments were paid as ordinary base salary and annual incentive;
- during the severance period, continuation of health, basic life and other welfare benefits the executive was receiving immediately prior to the severance period on the same terms and conditions applicable to active employees, followed by retiree health coverage if the executive has attained at least age 50 and completed at least 10 years of service (or any lesser eligibility requirement then in effect for non-executive employees); and
- outplacement and financial planning services for twelve months.

Payments under the Senior Management Severance Plan are subject to reduction by Exelon to the extent necessary to avoid imposition of excise taxes imposed by Section 4999 of the Internal Revenue Code on excess parachute payments or under similar state or local law.

The term good reason under the Senior Management Severance Plan means either of the following:

- a material reduction of the executive's salary (or, with respect to a change in control, incentive compensation opportunity or aggregate benefits) unless such reduction is part of a policy, program or arrangement applicable to peer executives of Exelon or of the business unit that employs the executive; or
- a material adverse reduction in the executive's position or duties (other than a change in the position or level of officer to whom the executive reports) that is not applicable to peer executives of Exelon or of the executive's business unit, but excluding under the non-change in control provisions of the plan any change (1) resulting from a reorganization or realignment of all or a significant portion of the business, operations or senior management of Exelon or of the executive's business unit or (2) that generally places the executive in substantially the same level of responsibility.

The term cause under the Senior Management Severance Plan generally has the same meaning as the definition of such term under the individual change in control employment agreements.

Benefits under the change in control employment agreements and the Senior Management Severance Plan are subject to termination upon an executive's violation of his or her restrictive covenants, and incentive payments under the agreements and the plan may be subject to the recoupment policy adopted by the Board of Directors.

Estimated Value of Benefits to be Received Upon Retirement

The following table shows the estimated value of payments and other benefits to be conferred upon the NEOs assuming they retired as of December 31, 2017. These payments and benefits are in addition to the present value of the accumulated benefits from each NEO's qualified and non-qualified pension plans shown in the tables within the Pension Benefit section and the aggregate balance due to each NEO that is shown in the tables within the Deferred Compensation section.

Name	Cash Payment ($) (Note 1)	Value of Unvested Equity Awards ($) (Note 2)	Total Value of All Payments and Benefits ($) (Note 3)
Crane	$1,586,000	$32,992,000	$34,578,000
Thayer	—	—	—
Von Hoene Jr.	858,000	9,327,000	10,185,000
Cornew	855,000	—	855,000
O'Brien	758,000	8,127,000	8,885,000

Notes to Benefits to be Received Upon Retirement Table

(1) Under the terms of the 2017 AIP, a pro-rated actual incentive award is payable upon retirement based on the number of days worked during the year of retirement. The amount above represents the executive's 2017 annual incentive payout (after Company/business unit performance was determined).

(2) Includes the value of the executives' unvested PShare awards granted in 2015, 2016, and 2017 assuming target performance and the accelerated portion of the executives' RSU awards that, per applicable awards agreements, would vest upon retirement. The value of the shares is based on Exelon's closing stock price on December 29, 2017 of $39.41.

(3) The estimate of total payments and benefits is based on a December 31, 2017 retirement date.

Estimated Value of Benefits to be Received Upon Termination due to Death or Disability

The following table shows the estimated value of payments and other benefits to be conferred upon the NEOs assuming their employment is terminated due to death or disability as of December 31, 2017. These payments and benefits are in addition to the present value of the accumulated benefits from the NEO's qualified and non-qualified pension plans shown in the tables within the Pension Benefit section and the aggregate balance due to each NEO that is shown in tables within the Deferred Compensation section.

Name	Cash Payment ($) (Note 1)	Value of Unvested Equity Awards ($) (Note 2)	Total Value of All Payments and Benefits ($) (Note 3)
Crane	$1,586,000	$32,992,000	$34,578,000
Thayer	742,000	10,068,000	10,810,000
Von Hoene Jr.	858,000	10,115,000	10,973,000
Cornew	855,000	10,782,000	11,637,000
O'Brien	758,000	8,127,000	8,885,000

Notes to Benefits to be Received Upon Termination due to Death or Disability Table

(1) Under the terms of the 2017 AIP, a pro-rated actual incentive award is payable upon death or disability based on the number of days worked during the year of termination. The amount above represents the executives' 2017 annual incentive payout (after Company/business unit performance was determined).

(2) Includes the value of the executives' unvested PShare awards granted in 2015, 2016, and 2017 assuming target performance and the accelerated portion of the executives' RSU awards that, per applicable awards agreements, would vest upon death or disability. The value of the shares is based on Exelon's closing stock price on December 29, 2017 of $39.41.

(3) The estimate of total payments and benefits is based on a December 31, 2017 termination due to death or disability.

Estimated Value of Benefits to be Received Upon Involuntary Separation Not Related to a Change in Control

The following table shows the estimated value of payments and other benefits to be conferred upon the NEOs assuming they were terminated as of December 31, 2017 under the terms of the Amended and Restated Senior Management Severance Plan. These payments and benefits are in addition to the present value of the accumulated benefits from the NEO's qualified and non-qualified pension plans shown in the tables within the Pension Benefit section and the aggregate balance due to each NEO that is shown in the tables within the Deferred Compensation section.

Name	Cash Payment ($) (Note 1)	Retirement Benefit Enhancement ($) (Note 2)	Value of Unvested Equity Awards ($) (Note 3)	Health and Welfare Benefit Continuation ($) (Note 4)	Perquisites And Other Benefits ($) (Note 5)	Total Value of All Payments and Benefits ($) (Note 6)
Crane	$7,387,000	$2,043,000	$32,992,000	$118,000	$40,000	$42,580,000
Thayer	3,893,000	346,000	10,050,000	32,000	40,000	14,361,000
Von Hoene Jr.	4,404,000	284,000	9,988,000	35,000	40,000	14,751,000
Cornew	4,389,000	336,000	10,764,000	39,000	40,000	15,568,000
O'Brien	3,974,000	322,000	8,127,000	74,000	40,000	12,537,000

Notes to Benefits to be Received Upon Involuntary Separation Not Related to a CIC Table

[1] Represents the estimated severance benefit equal to 2 times the sum of the executive's (i) current base salary and (ii) the target annual incentive for the year of termination. In addition, under Section 4.2 of the Senior Management Severance Plan, a pro-rated annual incentive award is payable upon involuntary separation or qualifying voluntary separation based on the days worked during the year of termination pursuant to the terms in the 2017 AIP. The amount above represents the executives' 2017 annual incentive payout (after Company/business unit performance was determined and negative discretion was applied).

[2] Represents the estimated retirement benefit enhancement that consists of a one-time lump sum payment based on the actuarial present value of a benefit under the non-qualified pension plan assuming that the severance pay period was taken into account for purposes of vesting, and the severance pay constituted covered compensation for purposes of the non-qualified pension plan.

[3] Includes the value of the executives' unvested PShare awards granted in 2015, 2016, and 2017 assuming target performance and the accelerated portion of the executives' RSU awards that, per applicable awards agreements, would vest upon an involuntary separation not related to a change of control. The value of the shares is based on Exelon's closing stock price on December 29, 2017 of $39.41.

[4] Estimated costs of healthcare, life insurance, and long-term disability coverage which continue during the severance period.

[5] Estimated costs of outplacement and financial planning services for up to 12 months for all NEOs.

[6] The estimate of total payments and benefits is based on a December 31, 2017 termination date. The executives are participants in the Senior Management Severance Plan and severance benefits are determined pursuant to Section 4 of the Severance Plan.

Estimated Value of Benefits to be Received Upon a Qualifying Termination following a Change in Control

The following table shows the estimated value of payments and other benefits to be conferred upon the NEOs assuming they were terminated upon a qualifying change in control as of December 31, 2017. The Company has entered into Change in Control agreements with each NEO. These payments and benefits are in addition to the present value of accumulated benefits from the NEO's qualified and non-qualified pension plans shown in the tables within the Pension Benefit section and the aggregate balance due to each NEO that is shown in tables within the Deferred Compensation section.

Name	Cash Payment ($) (Note 1)	Retirement Benefit Enhancement ($) (Note 2)	Value of Unvested Equity Awards ($) (Note 3)	Health and Welfare Benefit Continuation ($) (Note 4)	Perquisites and Other Benefits ($) (Note 5)	Potential Scaleback ($) (Note 6)	Total Value of All Payments and Benefits ($) (Note 7)
Crane	$10,959,000	$3,297,000	$32,992,000	$177,000	$40,000	Not required	$47,465,000
Thayer	6,201,000	486,000	10,068,000	48,000	40,000	Not required	16,843,000
Von Hoene Jr.	6,638,000	460,000	10,115,000	52,000	40,000	Not required	17,305,000
Cornew	7,000,000	581,000	10,782,000	58,000	40,000	Not required	18,461,000
O'Brien	6,406,000	376,000	8,127,000	111,000	40,000	Not required	15,060,000

Notes to Benefits to be Received Upon a Qualifying Termination following a CIC Table

[1]	Represents the estimated cash severance benefit equal to 2.99 times the sum of the executive's (i) current base salary and (ii) Severance Incentive. Also, this amount includes an additional payment for Mr. O'Brien of $35,000. Under Section 4.1(a)(ii) of the CIC Employment Agreement, the executive's target incentive award is payable upon termination (but capped at actual performance). The amounts above represent the executives' 2017 target annual incentive.

[2]	Represents the estimated retirement benefit enhancement that consists of a one-time lump sum payment based on the actuarial present value of a benefit under the non-qualified pension plan assuming that the severance pay period was taken into account for purposes of vesting, and the severance pay constituted covered compensation for purposes of the non-qualified pension plan.

[3]	Includes the value of the executives' unvested PShares, all of which will vest upon termination at the actual level earned and awarded (it is assumed the 2015, 2016, and 2017 PShares are earned at target) and the accelerated portion of the executives' RSUs that would vest upon a qualifying termination following a change in control. The value of the shares is based on Exelon's closing stock price on December 29, 2017 of $39.41.

[4]	Estimated costs of healthcare, life insurance and long-term disability coverage which continue during the severance period.

[5]	Estimated costs of outplacement and financial planning services for up to 12 months for all NEOs.

[6]	In 2009, the Compensation Committee adopted a policy that no future employment or severance agreements will provide for an excise tax gross-up payment. In 2016, the Compensation Committee also removed the excise tax gross-up payment from all existing agreements.

[7]	The estimate of total payments and benefits is based on a December 31, 2017 termination date. The Company has entered into change in control employment agreement with all of the executives.

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC rules, we are providing the following information about the relationship of annual total compensation, calculated pursuant to SEC rules, of our median employee and our CEO, Christopher M. Crane. For 2017, the ratio of annual total compensation of our CEO and the median of the annual total compensation of all employees was 127:1, demonstrating Exelon's commitment to balance equitable compensation stewardship with competitively based compensation that drives and rewards performance. The total annual compensation for Mr. Crane and the median employee is $14,857,859 and $117,176, respectively.

On December 8, 2017, our employee population consisted of approximately 34,972 individuals (excluding the CEO), which includes two employees based in the United Kingdom and eight employees based in Canada. We have chosen to exclude these ten employees as permitted under SEC rules from our determination of the "median employee," given the small number of our non-US based employees. The consistently applied compensation measure we used to identify the median employee was W-2 Box 1 wages for employees as of December 8, 2017. After identifying the median employee, the annual total compensation for the median employee was calculated using the same methodology used in compiling the Summary Compensation Table found on page 63 in this proxy statement for our NEOs. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. We believe the methodology, assumptions, and estimates used in determining the ratio are reasonable given our specific employee population.

Because SEC rules provide flexibility in determining the methodology, assumptions, and estimates used to determine pay ratios and the fact that workforce composition issues differ significantly between companies, comparability of pay ratios amongst companies may be limited.

Ownership of Exelon Stock

Beneficial Ownership Table

The following table shows the ownership of Exelon common stock as of January 31, 2018 by each Director, each NEO in the Summary Compensation Table, and for all Directors and executive officers as a group.

Name of Beneficial Owner	Beneficial Ownership of Exelon Common Stock (Note 1)	Common Shares Underlying Vested Stock Options and Options that Vest Within 60 Days	Total Share Interest (Note 2)
Anthony K. Anderson	17,982	—	17,982
Ann C. Berzin	70,654	—	70,654
Yves, C. de Balmann	61,656	—	61,656
Nicholas DeBenedictis	50,929	—	50,929
Nancy L. Gioia	7,237	—	7,237
Linda P. Jojo	8,810	—	8,810
Paul L. Joskow	42,673	—	42,673
Robert J. Lawless	87,715	—	87,715
Richard W. Mies	30,945	—	30,945
John W. Rogers, Jr.	86,072	—	86,072
Mayo A. Shattuck III	297,447	—	297,447
Stephen D. Steinour	79,265	—	79,265
Christopher M. Crane	580,478	509,000	1,089,478
Jonathan W. Thayer	122,635	474,355	596,990
Kenneth W. Cornew	122,048	135,200	257,248
William A. Von Hoene, Jr.	212,280	232,200	444,480
Denis P. O'Brien	151,168	230,700	381,868
Total Directors & Executive Officers as a group (23 people) (Note 3)	2,465,444	2,002,046	4,467,490

[1] Includes any shares as to which the individual has sole or shared voting power or investment power, Directors' deferred stock units, officers' RSUs and deferred shares held in the Stock Deferral Plan, and Directors' and officers' phantom shares held in a non-qualified deferred compensation plan which will be settled in cash on a 1 for 1 basis upon retirement or termination.

[2] Total share interest of Directors and executive officers, both individually and as a group, represents less than 1% of the outstanding shares of Exelon common stock.

[3] Total includes shares held by all Directors and NEOs as well as those executive officers listed in Item 1, Executive Officers of the Registrants in Exelon's 2017 Annual Report on Form 10-K filed on February 9, 2018, who are not NEOs for purposes of compensation disclosure.

Other Significant Owners of Exelon Stock

Shown in the table below are those owners who are known to Exelon to hold more than 5% of the outstanding common stock. This information is based on the most recent Schedule 13Gs filed with the SEC by The Vanguard Group on February 7, 2018, BlackRock, Inc. on January 24, 2018, FMR LLC on February 13, 2018, and State Street Corporation on February 14, 2018.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	71,031,537	7.4%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	70,837,596	7.4%
FMR LLC[3] 245 Summer Street Boston, MA 02210	60,345,047	6.3%
State Street Corporation[4] State Street Financial Center One Lincoln Street Boston, MA 02111	57,252,056	6.0%

[1] The Vanguard Group disclosed in its Schedule 13G/A that it has sole power to vote or direct the vote of 1,352,693 shares, shared voting power over 217,759 shares, sole power to dispose or direct the disposition of 69,506,982 shares, and shared dispositive power over 1,524,555 shares.

[2] BlackRock, Inc. disclosed in its Schedule 13G/A that it has sole power to vote or to direct the vote of 61,565,341 shares and sole power to dispose or direct the disposition of 70,837,597 shares.

[3] FMR LLC disclosed in its Schedule 13G/A that it has sole power to vote or direct the vote of 7,478,149 shares and sole power to dispose or direct the disposal of 60,345,047 shares.

[4] State Street Corporation disclosed in its Schedule 13G that it has shared voting power over 48,517,010 shares and shared dispositive power over 57,252,056 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon signed affirmations received from Directors and officers, as well as administrative review of Company plans and accounts administered by private brokers on behalf of Directors and officers, Exelon believes that its Directors and officers made all required Section 16 filings on a timely basis during 2017.

Additional Information

Shareholder Proposals

If you wish to submit a proposal for possible inclusion in next year's proxy statement, you must submit it in writing to the Corporate Secretary, Exelon Corporation, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398. Exelon must receive your proposal on or before November 21, 2018. Exelon will consider only proposals meeting the requirements of the applicable rules of the Securities and Exchange Commission. Under our bylaws, the proposal must also disclose fully all ownership interests the proponent has in Exelon and contain a representation as to whether the shareholder has any intention of delivering a proxy statement to the other shareholders of Exelon.

We strongly encourage any shareholder interested in submitting a proposal to contact our Corporate Secretary in advance of this deadline to discuss the proposal, and shareholders may want to consult knowledgeable counsel with regard to the detailed requirements of applicable securities laws. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement. Our Corporate Governance Committee reviews all shareholder proposals and makes recommendations to the Board for action on such proposals.

Additionally, under our bylaws, for a shareholder to bring any matter before the 2019 annual meeting that is not included in the 2018 proxy statement, the shareholder's written notice must be received by the Corporate Secretary not less than 120 days prior to the first anniversary of the mailing date of this proxy statement, which will be November 21, 2018.

Director Nominations

A shareholder who wishes to recommend a candidate (including a self-nomination) to be considered by the Corporate Governance Committee for nomination as a Director must submit the recommendation in writing to the Chair of the Corporate Governance Committee, c/o Thomas S. O'Neill, Senior Vice President, General Counsel and Corporate Secretary, Exelon Corporation, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398. The Corporate Governance Committee will consider all recommended candidates and self-nominees when making its recommendation to the full Board of Directors to nominate a slate of Directors for election.

- **Nominations for 2018.** Under the Exelon's bylaws, the deadline has passed for a shareholder to nominate a candidate (or nominate himself or herself) for election to the Board at the 2018 annual meeting.
- **Nominations for 2019.** There are several ways a shareholder may nominate a candidate for election as a Director or to stand for election at the 2019 annual meeting. As noted above, a shareholder may submit a recommendation to the Corporate Governance Committee, which will consider the nomination when making recommendations to the Board for nominations for Director.

A shareholder may also use one of two alternative provisions of Exelon's bylaws to nominate a candidate for election as a Director. Under one provision of the bylaws currently in effect, a shareholder must comply with the following: (1) notice of the proposed nomination must be received by Exelon no later than November 21, 2018; (2) the notice must include information required under the bylaws, including: (a) information about the nominating shareholder, (b) information about the candidate that would be required to be included in a proxy statement under the rules of the SEC, (c) a representation as to whether the shareholder intends to deliver a proxy statement to the other shareholders of Exelon, and (d) the signed consent of the candidate to serve as a Director of Exelon, if elected. Under this procedure, any shareholder can nominate any number of candidates for director for election at the annual meeting, but the shareholder's nominees will not be included in Exelon's proxy statement or form of proxy for the meeting.

A shareholder who meets criteria in the Exelon bylaws may also nominate a limited number of candidates for election as Directors through provisions commonly referred to as "proxy access." Subject to the requirements set forth in the bylaws, any shareholder or group of up to 20 shareholders holding both investment and voting rights with respect to at least 3% of Exelon's outstanding common stock continuously for at least 3 years may nominate up to 20% of the Exelon Directors to be elected (2 Directors on Exelon's current Board of 13 Directors). The nominating shareholder(s) must comply with the following, among other detailed requirements specified in the bylaws: (1) notice of the proposed nomination and other required information must be received by Exelon no earlier than October 22, 2018 and no later than November 21, 2018; (2) the notice must include information required under the Bylaws, including: (a) information about the nominating shareholder(s), (b) information about the candidate(s) including information that would be required to be included in a proxy statement under the rules of the SEC, and (c) the signed consent of each candidate to serve as a Director of Exelon, if elected. Under this procedure, the shareholder's nominees will be included in the Exelon proxy statement and the form of proxy for the meeting.

A shareholder who wishes to submit a nomination is encouraged to seek the advice of legal counsel regarding the requirements of the SEC and Exelon's bylaws. Exelon will not consider any proposal or nomination that does not comply with the requirements of the SEC and Exelon's bylaws.

Exelon's bylaws are amended from time to time. Please review the bylaws posted on our website to determine if any changes to the nomination process or requirements have been made.

Availability of Corporate Documents

The Exelon Corporate Governance Principles, the Exelon Code of Business Conduct, the Exelon Amended and Restated bylaws, and the charters for the Audit, Corporate Governance, Compensation and Leadership Development and other Committees of the Board of Directors are available on the Exelon website at www.exeloncorp.com, on the Governance page under the Investors tab. Copies may be printed from the Exelon website and copies are available without charge to any shareholder who requests them by writing to Thomas S. O'Neill, Senior Vice President, General Counsel and Corporate Secretary, Exelon Corporation, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398. In addition, our Articles of Incorporation, Compensation Consultant Independence Policy, Political Contributions Guidelines, biographical information concerning each Director, and all of our filings submitted to the SEC are available on our website. Access to this information is free of charge to any user with internet access. Information contained on our website is not part of this proxy statement.

Frequently Asked Questions

Can I access the Notice of Annual Meeting and Proxy Statement and the 2017 Financial Report on the Internet?

As permitted by SEC rules, we are making this proxy statement and our annual report available to shareholders electronically via the internet at www.proxyvote.com. On March 21, 2018, we began mailing to our shareholders a notice containing instructions on how to access this proxy statement and our annual report and how to vote online. If you received that notice, you will not receive a printed copy of the proxy materials unless you request it by following the instructions for requesting such materials contained on the notice.

In addition, shareholders may request to receive proxy materials in printed form or electronically by email on an ongoing basis. Exelon encourages shareholders to take advantage of the availability of the proxy materials on the internet in order to save Exelon the cost of producing and mailing documents to you, reduce the amount of mail you receive and help preserve resources.

Shareholders of record: If you vote on the internet at www.proxyvote.com, simply follow the prompts for enrolling in the electronic delivery service.

Beneficial owners: You also may be able to receive copies of these documents electronically. Please check the information provided in the proxy materials sent to you by your bank, broker or other holder of record regarding the availability of this service.

Do I need a ticket to attend the Annual Meeting?

You will need an admission ticket or proof of ownership to enter the annual meeting.

If you are a shareholder of record, the bottom half of your proxy card will serve as your admission ticket.

If your shares are held in the name of a bank, broker, or other holder of record and you plan to attend the meeting, you must present proof of your ownership of Exelon stock as you enter the meeting, such as a bank or brokerage account statement. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, along with proof of your ownership of Exelon stock, to:

> Annual Meeting Admission Tickets c/o Thomas S. O'Neill, Senior Vice President, General Counsel and Corporate Secretary, Exelon Corporation, 10 South Dearborn Street, P.O. Box 805398 Chicago, Illinois 60680-5398.

Shareholders also must present a form of personal photo identification in order to be admitted into the meeting.

No cameras, audio or video recording equipment, similar electronic devices, large bags, briefcases or packages will be permitted into the meeting or adjacent areas. Cell phones and similar wireless communication devices will be permitted in the meeting only if turned off. All items brought into the meeting will be subject to search.

Who is entitled to vote at the Annual Meeting?

Holders of Exelon common stock as of 5:00 p.m. New York Time on March 2, 2018 are entitled to receive notice of the annual meeting and to vote their shares at the meeting. As of that date, there were 964,986,919 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with Exelon's transfer agent, EQ (formerly Wells Fargo Shareowner Services), you are the "shareholder of record" of those shares. This Notice of Annual Meeting and Proxy Statement and accompanying documents have been provided directly to you by Exelon.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares. This Notice of Annual Meeting and Proxy Statement and the accompanying documents have been forwarded to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the internet.

How do I vote?

Your vote is important. We encourage you to vote promptly. Internet and telephone voting are available through 11:59 p.m. Eastern Time on April 30, 2018. You may vote in the following ways:

By Internet	By Telephone	By Mail	At the Annual Meeting
If you have internet access, you may vote by internet. You will need the control number included on your proxy card or voting instruction form (VIF), as applicable. You may vote in a secure manner at www.proxyvote.com 24 hours a day. You will be able to confirm that the system has properly recorded your votes, and you do not need to return your proxy card or VIF.	If you are located in the United States or Canada, you can vote by calling the toll-free telephone number (1-800-690-6903) and following the recorded instructions. You will need the control number included on your Notice Regarding the Availability of Proxy Materials, proxy card or VIF, as applicable. You may vote by telephone 24 hours a day. The telephone voting system has easy-to-follow instructions and allows you to confirm that the system has properly recorded your votes. If you vote by telephone, you do not need to return your proxy card or your VIF.	If you are a holder of record and received a full paper set of materials, you can vote by marking, dating and signing your proxy card and returning it by mail in the postage-paid envelope provided. If you are a beneficial holder of shares held of record by a bank or broker or other street name, please complete and mail the VIF provided by the holder of record.	If you are a shareholder of record and attend the annual meeting in person, you may use a ballot provided at the meeting to cast your vote. If you are a beneficial owner, you will need to have a legal proxy from your broker, bank or other holder of record in order to vote by ballot at the meeting.

May I revoke a proxy?

Yes. You may revoke a proxy at any time before the proxy is exercised by filing with the Corporate Secretary a notice of revocation, or by submitting a later-dated proxy by mail, telephone or electronically through the Internet. You may also revoke your proxy by attending the annual meeting and voting in person.

What is householding and how does it affect me?

Exelon has adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of this Notice of Annual Meeting and Proxy Statement and the 2017 Annual Report, unless we are notified that one or more of these shareholders wishes to continue receiving individual copies. This procedure will reduce our printing costs and postage fees. Shareholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Shareholders who receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact our distribution agent, Broadridge Financial Solutions, by calling (800) 542-1061 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

If you receive more than one proxy card/voting instruction form, your shares probably are registered in more than one account or you may hold shares both as a registered shareholder and through the Exelon 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.

What are the voting requirements to elect the Directors and to approve each of the proposals discussed in the Proxy Statement?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the annual meeting, in person or represented by proxy, is necessary to constitute a quorum.

Election of Directors: Majority Vote Policy

Under our bylaws, Directors must be elected by a majority of votes cast in uncontested elections. This means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" the nominee. An abstention will have no effect on the outcome of the vote because an abstention does not count as a vote cast. In contested elections, the vote standard would be a plurality of votes cast, in which case a withhold vote would have no effect on the vote's outcome. In either case, broker non-votes will have no effect on the outcome of the vote because they are not considered votes cast.

Our bylaws provide that, in an uncontested election, each Director nominee must submit to the Board before the annual meeting a letter of resignation that becomes effective only if the Director fails to receive a majority of the votes cast at the annual meeting. The resignation of a Director nominee who is not an incumbent Director is automatically accepted by the Board. The resignation of an incumbent Director is tendered to the independent Directors of the Board for a determination of whether or not to accept the resignation. The Board's decision and the basis for the decision would be disclosed within 90 days following the certification of the final vote results.

Ratification of PricewaterhouseCoopers as Independent Auditor

The appointment of PricewaterhouseCoopers LLP (PwC) as Exelon Corporation's independent auditor requires an affirmative vote of a majority of shares of common stock represented at the annual meeting and entitled to vote thereon in order to be adopted. An abstention will have the effect of a vote "against" the ratification of the independent auditor. If shareholders do not ratify the appointment of PwC, the Audit Committee will reconsider the appointment.

Executive Compensation

Under our bylaws, whenever any corporate action is to be taken by vote of the shareholders, it shall be authorized upon receiving an affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon, and abstentions will have the effect of a vote "against" the action. However, the vote on executive compensation is advisory and is not binding on the Company, the Board of Directors, or the Compensation and Leadership Development Committee in any way, as provided by law. Our Board and the Compensation and Leadership Development Committee will review the results of the vote and input from shareholders and will take them into account in making a determination concerning executive compensation consistent with our record of shareowner engagement.

Could other matters be decided at the Annual Meeting?

As of the date this proxy statement went to press, we knew of no matters to be raised at the annual meeting other than those referred to in this proxy statement.

Who will count the votes?

Representatives of Broadridge Financial Communications and Exelon's Office of Corporate Governance will tabulate the votes and act as inspectors of the election.

Where can I find the voting results?

We will report the voting results in a Form 8-K to be filed with the SEC within four business days following the end of our annual meeting.

Who will pay for the cost of this proxy solicitation?

Exelon will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by Directors, officers or employees in person or by telephone, electronic transmission and facsimile transmission. We have hired Alliance Advisors to distribute and solicit proxies. We will pay Alliance Advisors a fee of $15,000 plus reasonable expenses for these services.

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Appendix

2017 Adjusted (non-GAAP) Operating Earnings

Exelon reports its financial results in accordance with accounting principles generally accepted in the United States (GAAP). Exelon supplements the reporting of financial information determined in accordance with GAAP with certain non-GAAP financial measures, including adjusted (non-GAAP) operating earnings per share. Adjusted (non-GAAP) operating earnings per share exclude certain costs, expenses, gains and losses and other specified items, including mark-to-market adjustments from economic hedging activities, unrealized gains and losses from nuclear decommissioning trust fund investments, merger and integration costs, certain costs associated with the PHI acquisition, merger commitments related to the settlement of the PHI acquisition, the impairment of certain long-lived assets, plant retirements and divestitures, costs related to the cost management program, the non-controlling interest in Constellation Energy Nuclear Group, LLC, and other items as set forth in the reconciliation below.

The presentation of adjusted (non-GAAP) operating earnings per share is intended to enhance an investor's overall understanding of period over period financial results and provide an indication of Exelon's baseline operating performance by excluding items that are considered by management to be not directly related to the ongoing operations of the business. In addition, this information is among the primary indicators management uses as a basis for evaluating performance, allocating resources, setting incentive compensation targets and planning and forecasting of future periods. Accordingly, management uses adjusted (non-GAAP) operating earnings per share as a goal in its annual incentive plan. Adjusted (non-GAAP) operating earnings per share is not a presentation defined under GAAP and may not be comparable to other companies' presentations. Exelon reports adjusted (non-GAAP) operating earnings per share as supplemental information and in addition to earnings per share that are calculated and presented in accordance with GAAP. Adjusted (non-GAAP) operating earnings per share should not be deemed more useful than, a substitute for, or an alternative to earnings per share calculated and presented in accordance with GAAP.

A reconciliation of reported GAAP earnings per share to adjusted (non-GAAP) operating earnings per share for 2017 is presented below (amounts may not add due to rounding):

2017 GAAP Earnings (Loss) Per Share 2017	$ 3.97
Adjustments:	
Mark-to-market impact of economic hedging activities	0.11
Unrealized gains related to NDT fund investments	(0.34)
Amortization of commodity contract intangibles	0.04
Merger and integration costs	0.04
Merger commitments	(0.14)
Long-lived asset impairments	0.34
Plant retirements and divestitures	0.22
Reassessment of state deferred income taxes	(1.37)
Cost management program	0.04
Like-kind exchange tax position	(0.03)
Tax settlements	(0.01)
Bargain purchase gain	(0.25)
Gain on deconsolidation of business	(0.14)
Vacation policy change	(0.03)
Change in Environmental Remediation Liabilities	0.03
Noncontrolling interests	0.12
Adjusted (non-GAAP) Operating Earnings (Loss) Per Share	**$ 2.60**

2015 PShare Scorecard

The table below reflects the 2015 PShare Scorecard, which uses a "stair-step" approach with no interpolation between data performance levels. Applies to the second year of the 2014-2016 PShare program and the first year of the 2015-2017 PShare program.

2015 PShare Scorecard

Goals	Metrics	Metric Weighting	Operating Company	Threshold	Target	Target Calibrated to	Distinguished	Final Score	Actual Award vs. Metric Weighting
Financial Management	ROE	30.0%	**Exelon Corp**	7.25%	7.75%	**Budget**	8.50%	8.23%	37.5%
	FFO/Debt	30.0%	**ExGen HoldCo**	27.0%	30.0%	**Budget**	42.7%	33.1%	30.0%
Operational Excellence	Outage Duration (Average)	6.7%	**BGE**	100.0	88.0	**1st Quartile**	85.0	91.0	1.68%
			ComEd	93.0	83.0	**1st Quartile**	82.0	82.0	3.35%
			PECO	93.0	87.0	**1st Quartile**	85.0	84.0	3.35%
	Outage Frequency (Average)	6.7%	**BGE**	1.00	0.80	**1st Decile**	0.76	0.82	1.68%
			ComEd	0.87	0.77	**1st Decile**	0.74	0.78	1.68%
			PECO	0.87	0.77	**1st Decile**	0.74	0.70	3.35%
	Net Fleetwide Capacity Factor	13.3%	**Nuclear**	91.1%	93.1%	**1st Quartile**	93.6%	93.9%	19.95%
	Dispatch Match	13.3%	**Power**	94.3%	96.6%	**Internal Measure**	97.8%	98.6%	19.95%
								Committee Approved Performance	122.48%

2016 PShare Scorecard

The table below reflects the 2016 PShare Scorecard, which uses a "stair-step" approach with no interpolation between data performance levels. Performance was evaluated at the end of 2016. The 2016 scorecard applies to the first year of the 2016-2018 PShare program, the second year of the 2015-2017 PShare program and the final year of the 2014-2016 PShare program.

2016 PShare Scorecard

Metrics	Metric Weighting	Threshold	Target	Distinguished	Final Score	Actual Award vs. Metric Weighting
Exelon ROE	50.0%	6.60%	7.05%	7.50%	8.08%	75.0%
ExGen FFO/Debt	50.0%	27.0%	30.0%	38.01%	33.7%	50.0%
					Committee-Approved Performance	125.00%

2017 PShare Scorecard

The table below reflects the 2017 PShare Scorecard, which uses a "stair-step" approach with no interpolation between data performance levels for FFO/Debt. Utility Return on Equity and Utility Net Income use interpolation. Performance was evaluated at the end of 2017. The 2017 scorecard applies to the final year of the 2015-2017 PShare program.

2017 PShare Scorecard						
Metrics	Metric Weighting	Threshold 50%	Target 100%	Distinguished 150%	Final Score	Actual Award vs. Metric Weighting
Utility ROE	33.3%	$1,459.00	$1,707.00	$1,979.00	$1,498.00	35.06%
Utility Net Income	33.3%	8.3%	9.5%	10.9%	9.4%	35.15%

Metric	Metric Weighting	Threshold 50%	75%	Target 100%	125%	Distinguished 150%	Final Score	Actual Award vs. Metric Weighting
Exelon FFO/Debt	33.4%	>=16.0%	>=17.0%	>=18.0%	>=22.0%	>=24.0%	18.9%	33.4%
						Committee Approved Performance		103.61%

Exelon Corporation
Categorical Standards of Independence

In accordance with The Exelon Corporation Independence Standards for Directors, the Board has determined that the following categories of relationships do not affect an Exelon director's independence unless determined to affect a director's independence by reason of the independence standards set forth in Exelon's Corporate Governance Principles. The categorical standards are intended to assist the directors with independence determinations in connection with relationships not specifically covered by the independence standards set forth in the Corporate Governance Principles. The Board may determine that other relationships do not affect independence.

Immaterial position and ownership interest: The relationship arises solely from (1) such director's (or an immediate family member's) position as a director, trustee, advisory board member, or similar position with another company or organization; (2) such director's (or an immediate family member's) direct or indirect ownership of a 10% or less equity interest in another company or organization; or (3) a combination of the relationships described in clauses (1) and (2).

Immaterial business relationships: A director's (or an immediate family member's) relationship with another company that participates in a transaction with the Company or its consolidated subsidiaries where: the rates or charges involved are determined by competitive bid or are competitive with current prices generally available to the public for similar goods and services; the transaction involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; the transaction involves services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar services, or commercial banking services provided on arm's length terms and in the ordinary course of business; the provider of goods or services in a transaction is determined by the purchaser to be the only practical source to obtain the goods or services; or the interest arises solely from direct or indirect ownership of debt or equity securities of the Company or its subsidiaries where all holders of the same class of securities have the same rights and receive the same benefits on a pro rata basis.

Immaterial transactions: A director's(or an immediate family member's) relationship with another company that has made payments to, or received payments from, the Company for property or services in an amount which, in the last fiscal year, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues for such year.

Immaterial indebtedness: A director's relationship as an executive officer, or where any member of his or her immediate family is an executive officer, of any other company which is indebted to the Company, or to which the Company is indebted, in each case excluding normal trade debt, and the total principal amount of such indebtedness is less than the greater of $1 million or 2% of the total consolidated assets of such other company.

Immaterial investment: A director's (or an immediate family member's) relationship with another company (1) in which Exelon or any of its consolidated subsidiaries (including any benefit plan or arrangement sponsored by Exelon or its consolidated subsidiaries), or any nuclear decommissioning trust or other segregated investment fund maintained by Exelon or its subsidiaries makes investments or places funds for investment management or (2) which underwrites or invests in securities issued by Exelon or any of its consolidated subsidiaries, all in the ordinary course of such other company's business on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

Immaterial non-profit relationships: A director's relationship as a current employee or where any member of his or her immediate family serves as executive officer of a charitable or educational organization which receives contributions from the Company or any of its consolidated subsidiaries in its most recent fiscal year of less than the greater of $1 million or 2% of that organization's consolidated gross revenues in that year. In any other circumstances, a director's relationship with a charity or educational organization to which the Company or any of its consolidated subsidiaries makes contributions where the aggregate contributions made by the Company or any of its consolidated subsidiaries to that organization in its most recent fiscal year were less than the greater of $1 million or 5% of that organization's consolidated gross receipts for that year.

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2017 Exelon Recognition and Partnerships

Corporate & Foundation Giving



$52.1 million
Last year, Exelon and its employees set all-time records, committing more than $52.1 million to non-profit organizations and volunteering more than 210,000 hours



Civic 50
Exelon was named for the first time to the Civic 50, recognizing the most community-minded companies by Points of Light, the world's largest organization dedicated to volunteer service

Corporate Recognition



2017 Laurie D. Zelon Pro Bono Award
Awarded by the Pro Bono Institute for exemplary pro bono legal service and leadership



Kids in Need of Defense Innovation Award
Exelon's legal department and the Baltimore chapter of Organization of Latinos at Exelon (OLE) for their work with unaccompanied minors from Central America

Diversity & Inclusion



HeForShe
Exelon joined U.N. Women's HeForShe campaign, which is focused on gender equality. Pledge includes a $3 million commitment to develop new STEM programs for girls and young women and improving the retention of women at Exelon by 2020



Billion Dollar Roundtable
Exelon became the first energy company to join the Billion Dollar Roundtable, an organization that promotes supplier diversity for corporations achieving $1 billion or more in annual direct spending with minority and women-owned businesses

CEO ACT!ON FOR DIVERSITY & INCLUSION

CEO Action for Diversity & Inclusion
Exelon joined 150 leading companies for the CEO Action for Diversity & Inclusion™, the largest CEO-driven commitment aimed at taking action to cultivate a workplace where diverse perspectives and experiences are welcomed and respected

Sustainability



Dow Jones Sustainability Index
Exelon named to Dow Jones Sustainability Index for 12th consecutive year



Newsweek Magazine's Green Rankings
Newsweek Magazine's Green Rankings recognized our leadership in sustainability, where we ranked third among utilities, No. 12 in the U.S. 500 and 24th among the Global 500



Land for People Award
Received the Trust for Public Land's national "Land for People Award" in recognition of Exelon's Exelon's deep support of environmental stewardship, creating new parks and promoting conservation

Carbon Reduction
A recent M.J. Bradley and Associates report noted Exelon's generation fleet had the lowest rate of emissions among the 20 largest public or privately held energy producers. Fortune also recognized Exelon as the second-lowest carbon emitter of all Fortune 100 companies

Workforce



DiversityInc Top 50
DiversityInc. named Exelon as one of the Top 50 companies for excellence in diversity



Indeed.com "50 Best Places to Work"
Indeed.com ranked Exelon No. 18 on its "50 Best Places to Work"



Human Rights Campaign "Best Places to Work"
For the third consecutive year, HRC's Corporate Equality Index gave Exelon a perfect rating on its best places to work for LGBTQ



2017 U.S. Veterans Magazine's "Best of the Best"
Most veteran-friendly companies



Historically Black Engineering Schools
Top Supporter recognition for five consecutive years



Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398
exeloncorp.com
©Exelon Corporation, 2018

This proxy statement was printed in a facility that uses exclusively vegetable based inks, 100% renewable wind energy and releases zero VOCs into the environment.